    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 2001

                                                      REGISTRATION NO. 333-54986
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 PRE-EFFECTIVE

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              ZIONS BANCORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               UTAH                               6712                            87-0227400
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                           ONE SOUTH MAIN, SUITE 1380
                           SALT LAKE CITY, UTAH 84111
                                 (801) 524-4787
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               HARRIS H. SIMMONS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              ZIONS BANCORPORATION
                           ONE SOUTH MAIN, SUITE 1380
                           SALT LAKE CITY, UTAH 84111
                                 (801) 524-4787
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

              STANLEY F. FARRAR, ESQ.                             MICHAEL K. KREBS, ESQ.
                SULLIVAN & CROMWELL                            NUTTER, MCCLENNEN & FISH, LLP
        1888 CENTURY PARK EAST, SUITE 2100                        ONE INTERNATIONAL PLACE
           LOS ANGELES, CALIFORNIA 90067                        BOSTON, MASSACHUSETTS 02110

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and all other conditions precedent to the merger of Eldorado Bancorp with and into Zions Holdings Incorporated have been satisfied or waived as described in the enclosed proxy statement/prospectus.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        [ELDORADO BANCSHARES, INC. LOGO]

                                PROXY STATEMENT
                                     FOR A
                        SPECIAL MEETING OF STOCKHOLDERS
                                 AND PROSPECTUS

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Eldorado Bancshares, Inc.:

     The board of directors of Eldorado has approved a merger agreement which provides for the acquisition of Eldorado by Zions Bancorporation. We are seeking your vote on this important transaction.

     IF THE MERGER IS COMPLETED, ELDORADO STOCKHOLDERS WILL RECEIVE 0.23 OF A SHARE OF ZIONS COMMON STOCK FOR EACH SHARE OF ELDORADO COMMON STOCK THAT THEY OWN. ZIONS SHAREHOLDERS WILL CONTINUE TO OWN THEIR EXISTING SHARES AFTER THE MERGER. ZIONS COMMON STOCK IS TRADED ON THE NASDAQ STOCK MARKET UNDER THE SYMBOL "ZION".

     We cannot complete the merger unless Eldorado stockholders approve the merger agreement. Your vote is very important. There will be a special meeting of Eldorado stockholders held for the purpose of voting on the merger agreement. Whether or not you plan to attend the special meeting, please take the time to vote on the proposal to approve the merger agreement by completing and mailing the enclosed proxy card to us. The Eldorado board of directors unanimously recommends that you vote "FOR" approval and adoption of the merger agreement. Zions shareholders are not being asked to vote on the merger agreement because their approval is not required.

     The special meeting of Eldorado stockholders will be held on Thursday, March 22, 2001 at the Tustin Branch of Eldorado Bank located at 17752 East 17th Street, Tustin, California at 6:00 p.m.

     Stockholders are urged to read the detailed information about the merger contained in this proxy statement/prospectus. This proxy statement/prospectus incorporates important business and financial information and risk factors about Zions and Eldorado that is not included in or delivered with this document. See "Where You Can Find More Information" on page 68.

                                                                            /s/ ROBERT P. KELLER
                                                                              Robert P. Keller
                                                                    President and Chief Executive Officer
                                                                          Eldorado Bancshares, Inc.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SHARES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------

     This proxy statement/prospectus is dated February 7, 2001 and was first mailed to Eldorado's stockholders on or about February 16, 2001.

                           ELDORADO BANCSHARES, INC.
                       24012 CALLE DE LA PLATA, SUITE 340
                         LAGUNA HILLS, CALIFORNIA 92653

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 22, 2001

     A special meeting of stockholders of Eldorado Bancshares, Inc. will be held at the Tustin Branch of Eldorado Bank located at 17752 East 17th Street, Tustin, California on Thursday, March 22, 2001 at 6:00 p.m.

     The special meeting will be held to consider and act upon a proposal to approve and adopt the Agreement and Plan and Merger dated as of December 14, 2000 between Eldorado and Zions Bancorporation. Zions proposes to acquire Eldorado by exchanging shares of Zions common stock for all of the outstanding shares of Eldorado common stock, all as more fully described in the attached proxy statement/prospectus. A copy of the merger agreement is included in the proxy statement /prospectus as Appendix A.

     Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Eldorado common stock. The Eldorado board of directors has fixed the close of business on February 6, 2001 as the record date for the determination of Eldorado stockholders who will be entitled to notice of and to vote at the special meeting.

     Your proxy vote is very important. Whether or not you plan to attend the special meeting, you are requested to vote, date and sign the enclosed proxy and promptly return it in the enclosed postage-paid envelope at your earliest convenience prior to the special meeting.

     THE ELDORADO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                                          By Order of the Board of Directors,

                                          /s/ MICHAEL K. KREBS

                                          Michael K. Krebs
                                          Secretary
Laguna Hills, California
February 7, 2001

                       SOURCES OF ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about us that is not included or delivered with this document. You can obtain this information upon request, without charge, not including exhibits to documents unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus. Any person can make a request for information orally or in writing. ANY REQUEST FOR DOCUMENTS SHOULD BE MADE BY THURSDAY, MARCH 15, 2001 TO ENSURE TIMELY DELIVERY.

Requests for documents relating to Zions should be directed to:

ZIONS BANCORPORATION
One South Main Street, Suite 1380
Salt Lake City, Utah 84111
Attention: Jennifer R. Jolley
Tel: (801) 524-4787.

Requests for documents relating to Eldorado should be directed to:

ELDORADO BANCSHARES, INC.
24012 Calle de la Plata, Suite 340
Laguna Hills, California 92653
Attn: Romolo C. Santarosa
Tel: (949) 699-4344.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
  The Merger................................................    2
  The Companies Involved in the Merger......................    2
  The Companies After the Merger............................    3
  Factors to Consider in Evaluation of Merger...............    3
  Share Information and Market Prices.......................    5
  The Stockholders' Meeting.................................    5
  Forward-Looking Statements May Prove Inaccurate...........    6
  Selected Financial Data...................................    7
  Unaudited Comparative and Pro Forma Per Share Data........    9
PRICE RANGE OF COMMON STOCK AND DIVIDENDS...................   10
ELDORADO SPECIAL MEETING....................................   12
  Date, Time and Place......................................   12
  Record Date and Voting Rights.............................   12
  Quorum and Voting of Proxies..............................   12
  Revocation of Proxies.....................................   13
  Stockholder Vote Required.................................   13
  Recommendation of Eldorado Board..........................   13
  Solicitation of Proxies...................................   13
  Appraisal Rights..........................................   13
THE MERGER..................................................   14
  General...................................................   14
  Dividends.................................................   14
  Background of the Merger..................................   15
  Eldorado Reasons for the Merger...........................   20
  Opinion of Eldorado's Financial Advisor...................   21
  Effective Time............................................   30
  Conversion of Shares......................................   30
  Eldorado Stock Options and Warrants.......................   30
  Exchange of Certificates; Fractional Shares...............   31
  Interests of Officers and Directors in the Merger.........   32
  Accounting Treatment......................................   35
  Regulatory Approvals......................................   35
  Eldorado Stock Option Agreement...........................   36
  Restrictions on Resales by Affiliates.....................   39
THE MERGER AGREEMENT........................................   41
  The Merger................................................   41
  Representations and Warranties............................   41
  Conduct of Business Pending Completion of the Merger......   41
  Certain Covenants.........................................   43
  Conditions................................................   44
  Termination...............................................   45
  Waiver and Amendment......................................   46
THE COMPANIES...............................................   47
  Zions Bancorporation......................................   47

                                                              PAGE
                                                              ----
  Eldorado Bancshares, Inc. ................................   47
REGULATION AND SUPERVISION..................................   48
  Support of Subsidiary Banks...............................   49
  Liability of Commonly Controlled Banks....................   49
  Capital Requirements......................................   49
  Dividend Restrictions.....................................   51
  Deposit Insurance Assessments.............................   52
  Control Acquisitions......................................   52
  Financial Modernization...................................   52
  Future Legislation........................................   53
MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................   54
  Tax Consequences of the Merger............................   54
  Cash Received in Lieu of a Fractional Share of Zions
     Common Stock...........................................   55
COMPARISON OF SHAREHOLDERS' RIGHTS..........................   56
  General...................................................   56
  Comparison of Shareholders' Rights........................   56
  Zions Shareholder Rights Plan.............................   61
  Anti-Takeover Provisions and Statutes.....................   62
BENEFICIAL OWNERSHIP OF ELDORADO'S PRINCIPAL STOCKHOLDERS,
  EXECUTIVE OFFICERS AND DIRECTORS..........................   64
OTHER MATTERS...............................................   67
LEGAL MATTERS...............................................   67
EXPERTS.....................................................   67
WHERE YOU CAN FIND MORE INFORMATION.........................   68
  Zions SEC Filings.........................................   68
  Eldorado SEC Filings......................................   69
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS...   70

APPENDICES:

Appendix A --  Agreement and Plan of Merger

Appendix B --  Eldorado Stock Option Agreement

Appendix C --  Agreement of Bank Merger

Appendix D --  Opinion of Keefe, Bruyette & Woods, Inc.

                                    SUMMARY

     This brief summary does not contain all of the information that is important to you. You should carefully read this entire document and the documents to which we have referred you to fully understand the merger. See "Where You Can Find More Information" on page 68.

THE MERGER

WHAT ELDORADO STOCKHOLDERS WILL RECEIVE AS A RESULT OF THE MERGER (SEE PAGE 14)

     Eldorado stockholders will receive 0.23 of a share of Zions common stock in exchange for each share of Eldorado common stock in accordance with the merger agreement.

     We will not issue fractional shares of Zions common stock in the merger. The stockholders will receive cash for any fractional shares they may hold as a result of the conversion.

     Eldorado stockholders should not send in their stock certificates for exchange until instructed to do so after we complete the merger (see page 31).

TREATMENT OF ELDORADO OPTIONS AND WARRANTS (SEE PAGE 30)

     Immediately prior to the completion of the merger, with the exception of options held by Eldorado's CEO, Robert P. Keller, each outstanding option with an exercise price less than the dollar value of the merger consideration, whether exercisable or not, will automatically convert to cash pursuant to terms set forth in the merger agreement. Mr. Keller's options will be converted into options to acquire Zions common stock.

     In addition, each outstanding warrant to acquire shares of Eldorado common stock will be cancelled in exchange for a warrant to acquire an equivalent adjusted number of shares of Zions common stock on the same terms and conditions as were applicable to the Eldorado warrant.

TRANSACTION GENERALLY TAX-FREE TO ELDORADO STOCKHOLDERS (SEE PAGE 54)

     We expect that the exchange of shares of Eldorado common stock for shares of Zions common stock will not cause you to recognize any gain or loss for U.S. federal income tax purposes. However, you will have to recognize income or gain in connection with any cash received instead of fractional shares.

     Our obligation to complete the merger is conditioned on our receipt of legal opinions about the federal income tax treatment of the merger to our companies and our stockholders. However, these opinions will not bind the Internal Revenue Service, which could take a different view.

     This tax treatment may not apply to all Eldorado stockholders. Determining the actual tax consequences of the merger to you can be complicated. They will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

ELDORADO STOCKHOLDERS WILL NOT HAVE DISSENTERS' OR APPRAISAL RIGHTS (SEE PAGE
13)

     Zions is incorporated under Utah law and Eldorado is incorporated under Delaware law. Under Utah law and Delaware law, neither Zions shareholders nor Eldorado stockholders have any right to dissent to the merger and have a court determination, in a proceeding known as an appraisal, of the value of their shares in connection with the merger.

ELDORADO'S FINANCIAL ADVISOR BELIEVES THE EXCHANGE RATIO IS FAIR TO ELDORADO STOCKHOLDERS (SEE PAGE 21)

     Among other factors considered in deciding to approve the merger, the Eldorado board received an oral opinion from Keefe, Bruyette & Woods, Inc., or KBW, its financial advisor, on December 12, 2000, subsequently confirmed in writing as of December 14, 2000, to the effect that the exchange ratio under the merger agreement was fair to Eldorado stockholders from a financial point of view. We attach a copy of the KBW opinion as Appendix D.

     You should read the opinion carefully to understand the assumptions made, matters considered and limitations on review undertaken by KBW.

     KBW will receive approximately $1.5 million in connection with its services rendered as discussed above and further discussed in "The Merger -- Opinion of Eldorado's Financial Advisor" on page 21.

WHEN WE EXPECT THE MERGER TO CLOSE

     We expect to complete the merger as soon as practicable following approval of the merger by the stockholders of Eldorado at their stockholders' meeting and satisfaction of all other conditions to the merger. We anticipate completion of the merger in the last week of March 2001.

THE COMPANIES INVOLVED IN THE MERGER

ZIONS
     Zions Bancorporation
     One South Main, Suite 1380
     Salt Lake City, Utah 84111
     (801) 524-4787

     Zions Bancorporation is a multi-bank holding company organized under the laws of Utah in 1955, and registered under the Bank Holding Company Act, as amended. Zions and its subsidiaries own and operate six commercial banks with a total of 381 offices. Zions provides a full range of banking and related services through its banking and other subsidiaries, primarily in Utah, Arizona, California, Colorado, Idaho, Nevada, New Mexico and Washington. On September 30, 2000, Zions had total assets of approximately $21.9 billion, loans of $14.1 billion, deposits of $15.2 billion and tangible shareholders' equity of $1.1 billion. Active full-time equivalent employees totaled 6,881 at September 30, 2000.

     Zions focuses on maintaining community-minded banking by strengthening its core business lines of retail banking, small and medium-sized business lending, residential mortgage and investment activities. The banks provide a wide variety of commercial and retail banking and mortgage-lending financial services. Commercial loans, lease financing, cash management, lockboxes, customized draft processing, and other special financial services are provided for business and other commercial banking customers. Zions provides a wide range of personal banking services to individuals, including bank card, student and other installment loans and home equity lines of credit, checking accounts, savings accounts, time certificates of various types and maturities, trust services, safe deposit facilities, direct deposit and 24-hour ATM access.

ELDORADO
     Eldorado Bancshares, Inc.
     24012 Calle de la Plata, Suite 340
     Laguna Hills, California 92653
     (949) 699-4344

     Eldorado Bancshares, Inc. is a Delaware corporation and registered bank holding company under the Bank Holding Company Act. Through its two operating subsidiaries, Eldorado Bank and Antelope Valley Bank, Eldorado offers a broad range of commercial banking products and services to business and retail customers. Eldorado's 24 full service offices are located primarily in southern California and the Sacramento area of northern California. Eldorado Bank also operates one loan production office located in Brea, California.

     Eldorado's products include commercial, consumer and real estate loans, and a broad range of deposit products and other non-deposit banking services. As of September 30, 2000, Eldorado, on a consolidated basis, had total assets of $1.3 billion, deposits of $1.0 billion and tangible stockholders' equity of $69.3 million. Active full-time equivalent employees totaled 405 at September 30, 2000.

     The key elements of Eldorado's strategic plan have been and continue to be:

     - building and enhancing an attractive community banking franchise through the acquisition of community banks primarily, but not exclusively, in and around its southern California base;

     - improving core profitability primarily by increasing its sources and volume of fee income, including fees derived from originating and servicing SBA loans, and expanding and diversifying its base of relatively low cost funds; and

     - maintaining a strong balance sheet by seeking to manage the risk of credit-related losses and to continue to meet the "well capitalized" regulatory standards.

THE COMPANIES AFTER THE MERGER

BOARD OF DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

     Following the merger, the Zions board of directors will continue to be the same as it was prior to the merger and the current executive officers of Zions will continue to hold the same offices. Additionally, immediately after the merger, Antelope Valley Bank and Eldorado Bank, two wholly-owned subsidiaries of Eldorado, will merge with and into California Bank & Trust, a Zions subsidiary, with California Bank & Trust surviving the merger. Following the bank merger, the California Bank & Trust board of directors and principal officers will continue to be the same and hold the same offices as they did immediately prior to the bank merger.

ZIONS PLANS TO CONTINUE ITS DIVIDEND POLICY FOLLOWING THE MERGER (SEE PAGE 14)

     The current annualized rate of cash dividends on the shares of Zions common stock is $0.80 per share. After the merger, Zions expects that it will continue to pay quarterly cash dividends in a manner that is consistent with its past practices, subject to approval and declaration by its board of directors. The payment of cash dividends by Zions in the future will depend on its financial condition and earnings, business conditions and other factors.

FACTORS TO CONSIDER IN EVALUATION OF MERGER

CERTAIN MEMBERS OF ELDORADO'S MANAGEMENT AND DIRECTORS HAVE INTERESTS IN THE MERGER (SEE PAGE 32)

     When considering the Eldorado board's recommendation that you vote in favor of the merger agreement, you should be aware that a number of Eldorado's employees, including all of its executive officers, have change of control, retention, severance or other arrangements that provide them with interests in the merger that are different from, or in addition to, the interests of Eldorado's stockholders. In addition, pursuant to the terms of the 1999 Stock Option Plan for Non-Employee Directors, the vesting of stock options granted to Eldorado's non-employee directors will be accelerated at the effective time of the merger.

REASONS FOR THE MERGER (SEE PAGE 20)

     We believe that the combined company will have greater financial strength, expansion opportunities and growth potential. The merger is expected to result in a stronger community banking franchise that will allow the combined company to compete more effectively for banking customers in the markets it serves. These benefits, however, depend on Zions' ability to integrate Eldorado's business successfully after the merger and on other uncertainties, some of which are mentioned in "Cautionary Statement Regarding Forward-Looking Statements" on page 70.

THE ELDORADO BOARD RECOMMENDS THAT YOU APPROVE THE MERGER (SEE PAGE 13)

     The Eldorado board believes that the merger agreement is advisable and in your best interests and recommends that you vote "FOR" approval and adoption of the merger agreement.

STOCK OPTION AGREEMENT (SEE PAGE 36)

     In connection with the merger agreement, Eldorado has issued to Zions an option to purchase up to 2,814,104, or 19.9%, of its outstanding shares of common stock. The exercise price of the option is $10.00 per share, subject to certain adjustments. The option will become exercisable only if certain triggering events occur relating to, among other things, Eldorado entering into a transaction with a party other than Zions, or Eldorado's board of directors withdrawing its recommendation of the merger. Under certain circumstances involving a competing acquisition transaction, the holder of the option may require Eldorado to repurchase the option and any shares purchased under the option agreement for a total profit not to exceed $9,907,829. Under the same circumstances, subject to certain adjustments, the holder of the option may instead surrender the option and any option shares to Eldorado for a cash fee according to a formula set forth in the stock option agreement.

     The stock option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms of the merger agreement and to compensate Zions if the merger is not completed. The existence of the Eldorado stock option could significantly increase the cost to a potential acquiror of acquiring Eldorado. Consequently, the option agreement may discourage persons who otherwise might be interested in making a competing proposal to acquire Eldorado, even if those persons were prepared to pay consideration with a higher current market price than the shares of Zions common stock to be received under the merger agreement.

     The stock option agreement is attached to this proxy statement/prospectus as Appendix B.

COMPLETION OF THE MERGER REQUIRES SATISFACTION OF VARIOUS CONDITIONS (SEE PAGE
44)

     We must satisfy a number of conditions before completion of the merger, including:

     - approval of the proposed merger by Eldorado stockholders;

     - approval by government regulators; and

     - receipt by each of Zions and Eldorado of a legal opinion regarding the treatment of the merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code.

     Where the law permits, Zions or Eldorado may waive some of the conditions to the merger if it deems such a waiver to be in the best interests of its stockholders. Although we anticipate completing the merger in the last week of March 2001, we cannot be certain when (or whether) the conditions to the merger will be satisfied or when we will complete the merger.

WE MAY AMEND THE TERMS OF THE MERGER AND WAIVE SOME CONDITIONS (SEE PAGE 45)

     We may jointly amend the terms of the merger agreement. After you approve the merger agreement and the merger, however, we must have your approval prior to any amendment or waiver that would reduce or change the consideration that you would otherwise receive upon completion of the merger.

WE MAY DECIDE NOT TO COMPLETE THE MERGER (SEE PAGE 45)

     We can mutually agree to terminate the merger agreement at any time, even if Eldorado stockholders approve the merger. In addition, either of us may terminate the merger agreement if any of the following occurs:

     - the merger is not completed by June 30, 2001;

     - a determination that the other party has materially breached the merger agreement, and has not cured the breach within the time allowed, or a determination that the representations and warranties of the other company were materially incorrect when made;

     - the final denial of a required regulatory approval; and

     - the failure of Eldorado stockholders to approve the merger agreement.

     In addition, Zions may abandon the merger if the Eldorado board withdraws its recommendation to Eldorado stockholders to approve the merger agreement or modifies its recommendation in any way adverse to Zions.

REQUIRED REGULATORY APPROVALS (SEE PAGE 35)

     Completion of the merger requires the approval or a waiver of review from the Board of Governors of the Federal Reserve System, or the "Federal Reserve Board" and the Commissioner of Financial Institutions of the state of California, or the "California Commissioner". Completion of the bank merger between California Bank & Trust, Antelope Valley Bank and Eldorado Bank requires approval of the Federal Deposit Insurance Corporation, or the "FDIC" and the California Commissioner. The U.S. Department of Justice has input into this approval process. Once the FDIC approves the bank merger, we will have to wait at least 15 days and may have to wait for up to 30 days before we can complete the merger and the bank merger.

     We have filed all of the required applications and notices with the requisite federal and state banking agencies. Zions filed the FDIC application on January 26, 2001. The application to the California Commissioner was filed by California Bank & Trust on January 26, 2001. We will file the Federal Reserve Board waiver request on a timely basis.

SHARE INFORMATION AND MARKET PRICES

     The following table sets forth the closing sale price of Zions common stock as reported on the Nasdaq National Market, or Nasdaq, on December 14, 2000, the last trading day prior to the public announcement of the merger by Zions in a press release, and February 6, 2001, the latest practicable trading day prior to the printing of this proxy statement/prospectus. The table also presents an implied equivalent per share value for Eldorado common stock on the dates indicated, using the exchange ratio of 0.23.

                       CLOSING SALES PRICE
                       --------------------   EQUIVALENT
                        ZIONS     ELDORADO    PRICE PER
                        COMMON     COMMON      SHARE OF
                        STOCK       STOCK      ELDORADO
                       --------   ---------   ----------
Price per share:
December 14, 2000....  $ 58.16     $ 8.63       $13.38
February 6, 2001.....    56.19      12.88        12.92

THE STOCKHOLDERS' MEETING

DATE, TIME AND PLACE OF MEETING

     The Eldorado special meeting will be held at the Tustin Branch of Eldorado Bank located at 17752 East 17th Street, Tustin, California on Thursday, March 22, 2001 at 6:00 p.m.

VOTE REQUIRED TO APPROVE THE MERGER AGREEMENT

     Under Delaware law, the approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Eldorado common stock. Abstentions and broker non-votes are each included in the determination of the number of shares present; however, they will have the same effect as votes against approval of the merger agreement. For example, if your shares are held in "street name" by a broker, you will, in effect, be voting against the merger unless you give voting instructions to your broker to vote for the merger.

     The Eldorado board has fixed February 6, 2001 as the record date for the determination of stockholders entitled to notice of and to vote at the Eldorado special meeting. As of the record date, there were 14,141,227 shares of Eldorado common stock outstanding held by approximately 460 holders of record.

     As of the date of this proxy statement/ prospectus, Eldorado directors and executive officers and their affiliates had the right to vote 8,266,549 outstanding shares of Eldorado common stock, or approximately 58.5% of the shares of Eldorado common stock outstanding on that date. Stockholders owning 58.5% of the outstanding Eldorado common stock have agreed with Zions to vote their shares in favor of the merger.

ELDORADO STOCKHOLDERS MAY CHANGE THEIR VOTE IF THEY WISH

     Eldorado stockholders may change their vote at any time before the voting of their proxy at the stockholders' meeting. Eldorado stockholders can change their vote by:

     - sending a written notice dated after the stockholder's proxy stating that he or she would like to revoke the proxy to the secretary of Eldorado at the address below;

     - completing a new proxy card and sending it to Eldorado, and the new proxy card will automatically replace any earlier dated proxy card previously returned; or

     - attending the stockholders' meeting and voting in person.

     Attending the special meeting will not by itself revoke a stockholder's proxy. Also, please note, if your shares are held in "street name" by your broker, your broker will not vote your shares for you unless you provide him or her with instructions on how to vote. Your failure to instruct your broker to vote your shares will be the equivalent of voting against the adoption of the merger.

     Send any written notice of revocation of a proxy, request for a new proxy card or a completed new proxy card to Michael K. Krebs at Eldorado Bancshares, Inc., 24012 Calle de la Plata, Suite 340, Laguna Hills, California 92653.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This proxy statement/prospectus, including information incorporated by reference into this document, may contain forward-looking statements about Zions and Eldorado. There are a number of factors that may cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. Some of these factors are described or referenced in "Cautionary Statement Regarding Forward-Looking Statements" on page 70.

                            SELECTED FINANCIAL DATA

     The following tables set forth certain historical financial information for each of us. This information is based on our historical financial statements presented in prior SEC filings incorporated into this proxy statement/prospectus by reference. We expect that we will incur merger and restructuring expenses as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. You should read all of the summary financial information we provide in the following tables together with this historical financial information. See "Where You Can Find More Information" on page 68.

ZIONS

                                          NINE MONTHS
                                      ENDED SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                   -------------------------   -----------------------------------------------------------------
                                      2000          1999          1999          1998          1997          1996         1995
                                   -----------   -----------   -----------   -----------   -----------   ----------   ----------
                                                      (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
EARNINGS
Net interest income..............  $   593,619   $   549,975   $   741,489   $   573,942   $   369,604   $  297,099   $  259,722
Provision for loan losses........       19,581        13,401        17,956        14,034         5,930        4,825        4,287
Net income.......................       95,735       151,515       194,064       143,353       131,403      112,776       90,794
PER SHARE
Net income basic.................  $      1.11   $      1.80   $      2.29   $      1.77   $      1.95   $     1.71   $     1.44
Net income diluted...............         1.10          1.77          2.26          1.75          1.92         1.69         1.42
Cash dividends...................         0.69          0.72          0.72          0.54          0.47         0.43         0.35
STATEMENT OF CONDITION AT
  PERIOD END
Assets...........................  $21,924,319   $20,070,668   $20,280,900   $18,049,623   $10,793,596   $7,353,618   $6,302,231
Deposits.........................   15,167,675    13,950,115    14,061,939    14,220,910     7,830,011    5,301,234    4,674,512
Long-term debt...................      419,852       453,152       453,471       453,735       258,566      251,620       56,229
Shareholders' equity.............    1,715,695     1,541,645     1,659,838     1,452,631       856,606      568,749      479,805
RATIOS
Return on average assets.........         0.59%         1.04%         0.97%         1.00%         1.35%        1.58%        1.45%
Return on average common
  equity.........................         7.75         13.39         12.42         10.98         19.40        21.54        20.52
Net interest margin..............         4.24          4.36          4.31          4.56          4.29         4.69         4.67
Noninterest expenses to net
  revenue........................        66.58         65.20         66.55         70.10         59.33        56.50        59.08
Dividend payout ratio............        38.16         37.58         29.33         28.40         22.10        22.20        22.68
Average common shareholders'
  equity to average total
  assets.........................         7.64%         7.75%         7.84%         9.06%         6.98%        7.36%        7.05%

ELDORADO


                                          NINE MONTHS
                                      ENDED SEPTEMBER 30,                           YEAR ENDED DECEMBER 31,
                                   -------------------------   -----------------------------------------------------------------
                                      2000          1999          1999          1998          1997          1996         1995
                                   -----------   -----------   -----------   -----------   -----------   ----------   ----------
                                                      (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
EARNINGS
Net interest income..............  $    41,765   $    40,893   $    54,785   $    52,361   $    41,530   $   19,220   $   10,969
Provision for loan losses........        4,949         3,182         5,872         5,552         2,549        1,215        1,335
Net income (loss)................        6,351         4,060        (3,360)        5,414         4,910        4,419        1,645
PER SHARE
Net income (loss) basic..........  $      0.45   $      0.25   $     (0.30)  $      0.35   $      0.41   $     0.81   $     0.56
Net income (loss) diluted........         0.45          0.24         (0.29)         0.33          0.37         0.81         0.56
Cash dividends...................           --            --            --            --            --           --           --
STATEMENT OF CONDITION AT
  PERIOD END
Assets...........................  $ 1,262.391   $ 1,350,360   $ 1,366,240   $ 1,394,621   $ 1,088,936   $  582,270   $  187,065
Deposits.........................    1,031,029     1,066,292     1,058,456     1,221,487       933,070      510,664      165,138
Long-term debt...................       24,857        27,657        27,657        27,657        27,657          537          537
Stockholders' equity.............      125,279       127,208       117,618       119,533       114,416       58,495       19,440
RATIOS
Return on average assets.........         0.81%         0.42%        (0.31)%        0.45%         0.55%        1.16%        0.88%
Return on average common
  equity.........................         6.90          4.33         (3.30)         3.90          4.98        11.76        11.26
Net interest margin..............         5.18          5.13          4.86          5.21          5.71         5.99         6.62
Noninterest expenses to net
  revenue........................        65.52         66.12         66.48         72.52         67.78        76.02        83.31
Dividend payout ratio............           --            --            --            --            --           --           --
Average common stockholders'
  equity to average total
  assets.........................         9.92          9.43          9.42          8.79          9.46         9.86         7.78

               UNAUDITED COMPARATIVE AND PRO FORMA PER SHARE DATA

     The following table shows historical information about our net income per share, cash dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information.

     The merger will be accounted for as a purchase. Under this method of accounting, assets and liabilities of Eldorado will be adjusted to their estimated fair value and combined with the recorded assets and liabilities of Zions. For purposes of preparing this pro forma information, it has been assumed that except for available for sale securities, the net book value of Eldorado's assets minus liabilities approximates fair value. In presenting the unaudited comparative pro forma information for the time periods shown in the table, we assumed that we had been merged as of the beginning of the periods presented for earnings per share information and merged as of September 30, 2000 for book value information.

     We expect that we will incur merger and restructuring expenses as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect expected nonrecurring merger and restructuring expenses or anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results. In addition, it does not include the effects of Zions acquisition of Draper Bancorp, which closed on January 26, 2001.

     The information in the following table is based on the historical financial information that we have presented in our SEC filings. We are incorporating that historical financial information into this document by reference. See "Where You Can Find More Information" on page 68.

                                                                  HISTORICAL                PRO FORMA
                                                              ------------------    -------------------------
                                                                                    COMBINED      ELDORADO
                                                              ZIONS     ELDORADO    COMPANY     EQUIVALENT(1)
                                                              ------    --------    --------    -------------
Per Common Share
BASIC EARNINGS
Nine Months Ended September 30, 2000
  Income Per Share..........................................  $ 1.11     $ 0.45      $ 1.13        $ 0.26
Year Ended December 31, 1999
  Income from Continuing Operations.........................    2.29       0.41        2.27          0.52
  Discontinued Operations...................................      --      (0.71)      (0.11)        (0.02)
                                                              ------     ------      ------        ------
  Income (Loss) Per Share...................................    2.29      (0.30)       2.16          0.50
DILUTED EARNINGS
Nine Months Ended September 30, 2000
  Income Per Share..........................................  $ 1.10     $ 0.45      $ 1.12        $ 0.26
Year Ended December 31, 1999
  Income from Continuing Operations.........................    2.26       0.40        2.24          0.52
  Discontinued Operations...................................      --      (0.69)      (0.11)        (0.03)
                                                              ------     ------      ------        ------
  Income (Loss) Per Share...................................    2.26      (0.29)       2.13          0.49
CASH DIVIDEND PAID ON COMMON STOCK
Nine Months Ended September 30, 2000........................  $ 0.69         --      $ 0.69        $ 0.16
Year Ended December 31, 1999................................    0.72         --        0.72          0.17
BOOK VALUE
As of September 30, 2000....................................  $19.73     $ 8.86      $21.19        $ 4.87

-------------------------
(1) Eldorado equivalent pro forma amounts are computed by multiplying the pro forma combined company amounts by the exchange ratio of 0.23.

     We may adjust the pro forma information included in this document as a result of a review by our respective managements of their classifications and accounting policies. We do not expect these adjustments to be material.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Zions common stock trades on Nasdaq under the symbol "ZION" and Eldorado common stock trades on Nasdaq under the symbol "ELBI". Following the merger, the shares of Zions common stock will continue to trade on Nasdaq under "ZION". Trading in Eldorado common stock was extremely limited prior to its quotation on Nasdaq in February 1999 and information with respect to periods prior to such time have been omitted. Prior to entering into the merger agreement, Eldorado had not declared or paid a cash dividend on Eldorado common stock.

     The following table sets forth for the periods indicated (1) the range of high and low sales prices of Zions common stock and Eldorado common stock, and
(2) the amount of cash dividends declared per share by Zions and Eldorado, respectively.

                                             ZIONS                            ELDORADO
                                -------------------------------     -----------------------------
                                   SALES PRICES                       SALES PRICES
                                -------------------                 -----------------
                                  HIGH       LOW      DIVIDENDS      HIGH       LOW     DIVIDENDS
                                --------   --------   ---------     -------   -------   ---------
1998
First Quarter.................  $ 55.69    $ 39.56      $0.12            --        --        --
Second Quarter................    54.00      48.06       0.14            --        --        --
Third Quarter.................    57.25      38.38       0.14            --        --        --
Fourth Quarter................    62.38      39.13       0.14            --        --        --
1999
First Quarter.................  $ 68.31    $ 57.00      $0.14       $ 12.00   $ 10.00        --
Second Quarter................    75.88      54.09       0.29         12.13      9.75        --
Third Quarter.................    64.41      49.00       0.29         10.75      8.19        --
Fourth Quarter................    67.56      53.19       0.00(1)      12.13      9.00        --
2000
First Quarter.................  $ 60.00    $ 32.00      $0.29       $ 10.25   $  6.31        --
Second Quarter................    49.56      39.06       0.20          7.50      6.75        --
Third Quarter.................    52.25      40.63       0.20          8.38      7.13        --
Fourth Quarter................    62.87      45.44       0.20         13.94      6.88     $0.05(2)
2001
First Quarter through February
  6, 2001.....................  $ 64.00    $ 55.13      $0.20(3)    $ 14.13   $ 12.44     $0.05(2)

-------------------------
(1) Zions did not declare a dividend during the fourth quarter of 1999 because Zions moved each of their quarterly dividend dates forward, which resulted in the dividend that normally would have been declared in the fourth quarter of 1999 to be declared instead in January 2000 and paid in February 2000.

(2)Pursuant to the terms of the merger agreement and subject to certain regulatory restrictions, Eldorado is permitted to pay, has paid and will pay certain dividends to its stockholders. See "The Merger -- Dividends" on page 14.

(3) Zions board declared a $0.20 dividend on January 19, 2001, to be paid on February 28, 2001 to shareholders of record on February 14, 2001.

     The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of each of Zions and Eldorado and their respective subsidiaries, applicable government regulations, and other factors deemed relevant by the respective boards of directors of Zions and Eldorado. In addition, Eldorado has committed not to pay common stock dividends without prior approval of the Federal Reserve Board. Various federal and state laws limit the ability of affiliated banks to pay dividends to Zions and Eldorado. For a complete description of the regulatory restrictions on the payment of dividends by Zions and Eldorado and their respective affiliates see "Regulation and Supervision -- Dividend Restrictions" on page 51.

     On December 14, 2000, the date of the merger agreement, the last reported sales price of Zions common stock was $58.16 per share and Eldorado common stock was $8.63 per share. On February 6, 2001, the most recent practicable date prior to the printing of this proxy statement/prospectus, the last reported sales price of Zions common stock was $56.19 per share and Eldorado common stock was $12.88 per share. We urge stockholders to obtain current market quotations prior to making any decisions with respect to the merger.

     As of December 31, 2000, there were 6,255 holders of record of Zions common stock and 463 holders of record of Eldorado common stock.

                            ELDORADO SPECIAL MEETING

     This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the Eldorado board of directors for use at the Eldorado special meeting. At the Eldorado special meeting, you will be asked to consider and vote upon a proposal to approve and adopt the merger agreement under which shares of Zions common stock will be exchanged for all of the outstanding shares of Eldorado common stock, all as summarized in this proxy statement/prospectus and as more fully described in the merger agreement.

                              DATE, TIME AND PLACE

     The Eldorado special meeting will be held at the Tustin Branch of Eldorado Bank located at 17752 East 17th Street, Tustin, California on Thursday, March 22, 2001 at 6:00 p.m.

                         RECORD DATE AND VOTING RIGHTS

     The Eldorado board has fixed February 6, 2001 as the record date for the determination of stockholders entitled to notice of and to vote at the Eldorado special meeting. Only the record holders of Eldorado common stock on that date are entitled to vote at the special meeting. As of the record date, there were 14,141,227 shares of Eldorado common stock outstanding held by approximately 460 holders of record. Each holder of record of shares of Eldorado common stock on the record date is entitled to cast one vote per share, in person or by proxy, at the Eldorado special meeting.

                          QUORUM AND VOTING OF PROXIES

     The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Eldorado common stock entitled to vote is necessary to constitute a quorum at the Eldorado special meeting. Stockholders voting or abstaining from voting on any issue will be counted as present for purposes of constituting a quorum. Shares not voted on the proposal (including broker non-votes) and abstentions will have the same effect as votes against the proposal.

     All shares which are entitled to vote and are represented at the Eldorado special meeting by properly executed proxies received before or at the Eldorado special meeting, and not revoked, will be voted at the Eldorado special meeting, in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED ON PROXIES OTHERWISE PROPERLY EXECUTED AND DELIVERED, THE PROXIES WILL BE VOTED FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     The Eldorado board knows of no matter to be presented at the Eldorado special meeting other than the proposal to vote on the approval of the merger agreement. If any other matter is properly presented at the Eldorado special meeting for consideration, such as consideration of a motion to adjourn the special meeting to another time or place, including for the purpose of soliciting additional proxies, the persons appointed as proxy will have discretion to vote on these matters in accordance with their best judgment. Shares represented by proxies which have been voted "against" approval of the merger agreement will not be voted in respect of any motion made for adjournment of the special meeting for the purpose of soliciting additional votes to approve the merger agreement.

                             REVOCATION OF PROXIES

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked or superseded by any of the following actions:

     - filing a written notice of revocation bearing a later date than the proxy with the Secretary of Eldorado (Michael K. Krebs) at or before the taking of the vote at the Eldorado special meeting;

     - duly executing a later-dated proxy relating to the same shares and delivering it to the Secretary of Eldorado (Michael K. Krebs) before the taking of the vote at the Eldorado special meeting; or

     - attending the Eldorado special meeting and voting in person. Eldorado stockholders should note, however, that merely attending the special meeting in person without casting a vote at the meeting will not alone constitute a revocation of a proxy.

                           STOCKHOLDER VOTE REQUIRED

     Under Delaware General Corporation Law, or the DGCL, the approval of the merger agreement requires the affirmative vote of the holders of a majority of the shares of Eldorado common stock.

     As of the date of this proxy statement/prospectus, Eldorado directors and executive officers and their affiliates had the right to vote 8,266,549 outstanding shares of Eldorado common stock, or approximately 58.5% of the shares of Eldorado common stock outstanding on that date. Stockholders owning 58.5% of the outstanding Eldorado common stock have agreed with Zions to vote their shares in favor of the merger. See "Beneficial Ownership of Eldorado's Principal Stockholders, Executive Officers and Directors" on page 64.

                        RECOMMENDATION OF ELDORADO BOARD

     The Eldorado board believes that the merger agreement is in the best interests of Eldorado stockholders and has unanimously approved and adopted the merger agreement and declared its advisability. THE ELDORADO BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT. SEE "THE MERGER -- INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER" ON PAGE 32.

                            SOLICITATION OF PROXIES

     In addition to solicitation by mail, Eldorado's directors, officers and employees may solicit proxies from Eldorado stockholders by telephone, telegram, facsimile transmittal or other means of communication. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation material to Eldorado stockholders. Eldorado will reimburse the brokerage houses, custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses.

                                APPRAISAL RIGHTS

     Eldorado is incorporated under Delaware law and Zions is incorporated under Utah law. Under Delaware law and Utah law, Eldorado stockholders do not have any right to dissent to the merger and have a court determination, in a proceeding known as an appraisal, of the value of their shares in connection with the merger.

                                   THE MERGER

     The following summary describes the material terms and provisions of the merger agreement and the merger. We have attached a copy of the merger agreement to this proxy statement/prospectus as Appendix A, and we have incorporated it into this document by reference. We urge all stockholders to read the merger agreement carefully in its entirety. We qualify this summary in its entirety by reference to the merger agreement.

                                    GENERAL

     We expect to complete the merger in the last week of March of 2001. Under the merger agreement, Eldorado will merge with and into Zions and following the merger the separate corporate existence of Eldorado will cease. Zions will survive and continue its corporate existence as a Utah corporation under the laws of the state of Utah. Each share of Eldorado common stock issued and outstanding at the effective time of the merger, will convert into the right to receive 0.23 of a share of Zions common stock upon completion of the merger pursuant to the merger agreement. See "-- Conversion of Shares" on page 30. In addition, Eldorado's subsidiaries, Antelope Valley Bank and Eldorado Bank, will merge into Zions' subsidiary, California Bank & Trust, with California Bank & Trust being the surviving subsidiary bank immediately following the merger. California Bank & Trust will continue its corporate existence as a state-chartered commercial bank under the laws of the state of California.

     The merger of Eldorado with and into Zions will become effective after articles of merger are filed with the Utah Secretary of State and the certificate of merger is filed with the Delaware Secretary of State or at such later time specified in the articles and certificate that we file with the respective Secretaries of State. Completion of the merger is subject to satisfaction or waiver of conditions set forth in the merger agreement and described in "The Merger Agreement -- Conditions" on page 44. We refer below to the time of effectiveness of the merger between Eldorado and Zions as the effective time of the merger, and the date on which that occurs as the effective or the closing date.

     The Zions articles of incorporation will be the articles of incorporation of the combined company upon completion of the merger, and the Zions by-laws will be the by-laws of the combined company. Following the merger, the Zions board of directors will continue to be the same as it was prior to the merger and the current executive officers of Zions will continue to hold the same offices.

                                   DIVIDENDS

     Zions, as the surviving corporation, expects that after completion of the merger, subject to approval and declaration by its board, it will continue its current dividend policy and declare regularly scheduled quarterly cash dividends on the shares of its common stock consistent with past practices. The current annualized rate of cash dividends on the shares of Zions common stock is $0.80 per share.

     Prior to executing the merger agreement, Eldorado had not declared cash or other dividends on its common stock. On January 24, 2001, as contemplated by the merger agreement, Eldorado paid a cash dividend to holders of common stock on December 29, 2000 of $0.05 per share.

     According to the terms of the merger agreement, Eldorado may also pay quarterly dividends in 2001 prior to the completion of the merger, subject to certain regulatory approvals and provided that Zions' first declares a dividend and Eldorado's dividends do not exceed the equivalent dividend paid by Zions to its shareholders. On January 22, 2001, Zions declared a dividend of $0.20 per common share payable on February 28, 2001 to holders of common stock on February 14, 2001. As a result,

Eldorado became entitled to declare and has declared a cash dividend of $0.05 per share, which will be paid on February 28, 2001 to holders of common stock on February 14, 2001. If subsequent to the date of this proxy statement/prospectus and prior to the effective date of the merger, Zions fixes a record date for the payment of another dividend on its common stock, Eldorado may also pay a corresponding dividend subject to certain regulatory approval. The right of Eldorado stockholders to receive dividends from Eldorado will end upon completion of the merger when the separate corporate existence of Eldorado will cease. See "Summary -- Price Range of Common Stock and Dividends" on page 10 and "Regulation and Supervision -- Dividend Restrictions" on page 51 for further discussions concerning dividend restrictions.

                            BACKGROUND OF THE MERGER

     Eldorado's decision to enter into the merger agreement with Zions marked the culmination of a process that Eldorado initiated in mid-1999. In April 1999, Eldorado completed a public offering of 2.26 million shares of common stock at a price of $10.00 per share in a transaction underwritten by Keefe, Bruyette & Woods, Inc. The principal reason for the offering was to create a more active trading market for Eldorado common stock, so as to enhance its ability to complete acquisitions on a stock-for-stock basis. Though Eldorado had acquired four community banks with combined assets of approximately $1 billion from 1995 to January 1999, those acquisitions had primarily been for cash. Eldorado hoped that a more active trading market for its common stock would increase the willingness of the boards of directors and shareholders of prospective acquisition candidates to consider future stock-for-stock acquisitions by Eldorado.

     In July 1999, Eldorado announced operating results for the second quarter ended June 30, 1999 that were significantly below expectations. On a fully diluted basis, Eldorado's earnings per share for the second quarter of 1999 were 21% less than the first quarter of 1999 and 27% less than the second quarter of 1998, excluding costs associated with Eldorado's January 1999 acquisition of Antelope Valley Bank and the premium Eldorado paid to redeem its preferred stock in April 1999. Eldorado's net income decreased primarily as a result of a decline in the amount of gain on the sale of mortgage loans, reflecting a sharp reduction in the number of mortgage loans originated by Eldorado's wholesale mortgage banking division.

     At a regularly scheduled Eldorado board meeting in July 1999, KBW reviewed developments affecting the valuation of banking companies such as Eldorado and relevant trends in mergers and acquisitions of banking companies. In particular, KBW summarized:

     - its perception of the reaction of investors to Eldorado's second quarter operating results;

     - the discount at which Eldorado stock was trading compared to the stock of other banking companies bidding for the same acquisition targets in Eldorado's market area; and

     - the difficulties that Eldorado would likely confront in attempting to continue its strategy of pursuing non-dilutive acquisitions when Eldorado stock was trading at a relatively low valuation compared to those other banking companies.

     KBW also discussed its preliminary assessment of the relative merits of various other strategic alternatives available to Eldorado. At that meeting, the Eldorado board decided to engage KBW to assist the Eldorado board and its Merger & Acquisition Committee in evaluating more thoroughly those other strategic alternatives, including a sale of Eldorado to a regional banking company. The Eldorado board chose to retain KBW because of KBW's familiarity with Eldorado as a result of having underwritten the 1999 public offering and because of KBW's experience in serving as a financial advisor to comparable banking companies.

     KBW delivered a detailed presentation to the M&A Committee in September 1999, at which time the M&A Committee authorized KBW to contact various banking companies identified by KBW to determine the extent of their interest in acquiring Eldorado. During the next several months, KBW distributed confidential information to, and together with Robert Keller, Eldorado's President and Chief Executive Officer, met with, various interested parties. KBW frequently briefed the Eldorado directors on the results of its efforts, meeting seven times with the M&A Committee or the Eldorado board during the next five months. Four banking companies including Zions submitted formal indications of interest regarding a potential acquisition of Eldorado. (At the time, Zions had agreed to merge with First Security Corporation, another regional bank holding company headquartered in Salt Lake City.) Based upon those indications, the Eldorado board permitted Zions and another regional bank holding company to conduct a detailed due diligence review of Eldorado's historical results of operations, current financial condition and future business prospects. Discussions with Zions intensified in early 2000 after the other party advised Eldorado that it was no longer interested in pursuing a transaction. In late February 2000, after the parties had completed their due diligence reviews of one another and had begun to negotiate the terms of a definitive agreement, Zions informed Eldorado that it did not wish to proceed with a transaction at that time. Subsequently, Zions announced that its shareholders had failed to adopt the merger agreement with First Security, and First Security then terminated the transaction.

     On February 29, 2000, the Eldorado board decided to suspend indefinitely Eldorado's efforts to identify a banking company that was interested in acquiring Eldorado. The Eldorado board also directed management to effect the previously approved discontinuation of Eldorado's wholesale mortgage banking operations, to establish a reserve of $6.0 million as of the fourth quarter of 1999 for expenses incurred in connection with that discontinuation, and to write-off, as of the fourth quarter of 1999, $4.0 million of the goodwill recorded in connection with Eldorado's 1996 acquisition of the mortgage banking unit. The Eldorado board also directed management to develop specific plans to redeploy its excess capital, which Eldorado expected to have after the discontinuation of its mortgage banking operations, by repurchasing shares of Eldorado common stock and a portion of its 11.75% capital securities. Eldorado subsequently repurchased 250,000 shares of its common stock for $1.8 million and $2.8 million of its capital securities.

     In late August 2000, Zions contacted KBW to inquire about Eldorado's receptivity to renewed discussions. In September, Mr. Keller and a representative from KBW met with Harris Simmons, Zions' President and Chief Executive Officer, and Robert Sarver, the President of California Bank & Trust, Zions' California banking unit. Prior to that meeting, Zions initially proposed a possible stock-for-stock acquisition of Eldorado in which Zions would value Eldorado at between $11.00 to $12.00 per share with the exchange ratio to be set as of the time the parties entered into the merger agreement. At the meeting, Mr. Keller countered that he expected Eldorado directors and principal stockholders would be interested in pursuing an acquisition at that time only if Zions materially increased its valuation of Eldorado. In support, he cited the positive developments at Eldorado since late February 2000, including the discontinuation of its mortgage banking division, the continued improvement of its operating results, as evidenced by the successive improvement in each quarter of 2000 of Eldorado's net operating income per share, and Eldorado's expectations for the fourth quarter. In response, Messrs. Simmons and Sarver indicated they would be inclined to recommend that Zions increase its valuation of Eldorado to $13.00 per share, if the results of Zions' update of its due diligence review of Eldorado were favorable. Messrs. Simmons and Sarver agreed with Mr. Keller's recommendation that Zions postpone the most intrusive aspects of its due diligence review until the Eldorado board indicated whether it wished to consider the proposed transaction and Zions and Eldorado had reached agreement in principle on the material acquisition terms. In the interim, Mr. Keller would provide Zions with as much confidential information as could practically be

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

assembled without disclosing the possible transaction to other Eldorado employees. The phased due diligence approach was acceptable to Zions given its review earlier in that year.

     On October 25, 2000, after having received some confidential information from Eldorado, Zions formally proposed to acquire Eldorado in exchange for Zions common stock in a transaction in which Zions would value Eldorado at $13.00 per share. Zions proposed that the exchange ratio would be fixed as of the time the parties entered into a merger agreement, using a trailing 15-day average market price for Zions common stock, but could be subject to adjustment if the market value of Zions common stock increased or decreased disproportionately compared to the market value of a broad index of banking companies. The proposal was subject to several customary conditions including Zions' completion of its due diligence review and the negotiation of a definitive agreement.

     The Eldorado directors preliminarily discussed the Zions offer at the Eldorado board's regularly scheduled meeting on October 26. Mr. Keller briefed the board on the September meeting with Messrs. Simmons and Sarver. The Eldorado directors also preliminarily discussed the relative merits of an acquisition by Zions compared to other strategic alternatives, including remaining independent. It was the consensus of the directors that Eldorado should seriously entertain the Zions proposal and instruct KBW to present to the M&A Committee a formal analysis of the Zions offer and KBW's assessment of Eldorado's other strategic alternatives.

     On November 8, 2000, Mr. Keller, a representative of KBW and counsel to Eldorado met with Mr. Simmons and Dale Gibbons, Zions' Chief Financial Officer, to discuss Zions's October 25 proposal. Messrs. Simmons and Gibbons informed Mr. Keller that Zions was unwilling to increase its $13.00 per share valuation of Eldorado, but they offered to permit Eldorado to pay a fourth quarter 2000 dividend of $0.05 per share and pro forma equivalent dividends in 2001 whenever Zions sets a cash dividend record date that is prior to the effective date of the merger. Messrs. Simmons and Gibbons also confirmed that Zions intended to account for the transaction as a purchase and that Zions expected it would be able to update its due diligence of Eldorado relatively quickly and with minimal disruption to Eldorado's employees and customers. Mr. Keller reported that he was willing to recommend to the Eldorado directors that Eldorado continue to pursue the Zions proposal provided that, before Eldorado permitted Zions to undertake extensive due diligence, Eldorado and Zions must have:

     - substantially negotiated the terms of the merger agreement and ancillary documents; and

     - agreed in principle on the material terms of retention bonuses to be offered to various Eldorado employees in order to induce them to remain with Eldorado at least through the effective date of the merger.

     At a November 14, 2000 meeting of the M&A Committee, Mr. Keller, KBW and Eldorado's counsel reviewed the status of discussions with Zions in February 2000, when Zions withdrew its initial proposal, and then briefed the M&A Committee on the subsequent discussions with Zions, particularly the results of the November 8 meeting. KBW recommended to the M&A Committee that Eldorado pursue discussions with Zions with the goal of negotiating a definitive agreement for the Eldorado board's consideration. KBW also advised the M&A Committee that:

     - the valuation of Eldorado under the Zions proposal compared favorably with recent transactions nationally and in California based upon the premium to market value and various other factors; and

     - was likely to exceed the present value of the valuation that Eldorado could expect to achieve if it pursued other strategic alternatives, including remaining independent.

     Mr. Keller and KBW noted that the Zions' proposal was materially superior to other, less formal indications of interests that they had received since February. The M&A Committee also recognized that none of those other prospective acquirors was as familiar as Zions was with Eldorado's business and financial results. The M&A Committee authorized management to enter into detailed negotiations with Zions regarding the material terms of the acquisition, including retention bonuses for Eldorado employees, and to undertake Eldorado's due diligence review of Zions, including an assessment of Zions' ability to achieve timely regulatory approval of the proposed acquisition. The M&A Committee directed management and KBW to report next to the full Eldorado board and concurred with management's recommendation to postpone the commencement of Zions' detailed due diligence review until after the next Eldorado board meeting.

     The Eldorado board met on December 4, 2000. Mr. Keller and Eldorado's legal counsel gave a preliminary report on the results of their due diligence regarding Zions' ability to achieve timely regulatory approval of the proposed acquisition, and Mr. Keller reported on his discussions with Zions regarding retention bonuses for Eldorado employees. Eldorado's counsel and KBW briefed the Eldorado board regarding the preliminary results of their legal and financial due diligence review of Zions, noting that they expected to complete their analyses within the next several days. Eldorado's counsel also presented a detailed analysis of, and responded to questions regarding, the draft merger agreement, stock option agreement and related documents.

     The Eldorado directors provided management and counsel with guidance regarding the negotiation of several unresolved provisions in the merger and stock option agreements. In particular, the Eldorado directors considered with counsel and KBW whether the exchange ratio in the merger agreement should be fixed or subject to adjustment if there was a disproportionate decrease or increase in the market price of Zions common stock compared to the market value of a broad-index of banking companies or a more narrow group of regional banking companies that were comparable to Zions. The Eldorado board opted for a fixed exchange ratio to be determined based on the average closing price of Zions stock for a 15-day period ending prior to entering into the merger agreement. With respect to the stock option agreement, the Eldorado directors instructed management and counsel to negotiate for both an option exercise price greater than the current market price of Eldorado common stock and a limit on the value that Zions could realize if the option became exercisable. Eldorado's counsel also reviewed with the Eldorado directors Zions' requirement that each Eldorado director, executive officer and principal stockholder enter into a stockholder agreement agreeing to vote in favor of the transaction, and Eldorado's ability to terminate the agreement under various circumstances. Counsel noted that, because such stockholders owned in the aggregate a majority of Eldorado common stock, the effect of the stockholder agreements would be to secure a vote in favor of the merger and therefore could be expected to deter a third party from making a competing offer for Eldorado.

     KBW presented detailed analyses of, and responded to questions regarding, the financial aspects of the proposed acquisition summarized in more detail elsewhere in this proxy statement/prospectus (see "-- Opinion of Eldorado's Financial Advisor" on page 21), including:

     - the calculation of the exchange ratio and other economic terms in the proposed merger agreement;

     - the trading characteristics of Zions common stock, including the average daily trading volume of Zions stock;

     - Zions' historical financial data and analyst estimates for Zions' earnings for the fourth quarter of 2000 and fiscal 2001; and

     - the pro forma impact of the transaction on Zions' future operating results.

     KBW also advised the Eldorado board that the other banking companies that could reasonably be expected to have an interest in acquiring Eldorado were trading at significantly lower multiples of future earnings and book value compared to Zions and therefore would not likely be able to offer to acquire Eldorado on more favorable financial terms than the Zions proposal under consideration. At the conclusion of its presentation, KBW advised the Eldorado board that, subject to the completion of its financial due diligence and the finalization of the merger agreement and related documents, it was KBW's opinion that the consideration to be received by Eldorado stockholders in the acquisition was fair to those stockholders from a financial point of view.

     Based upon those December 4 presentations, the Eldorado board unanimously authorized management to proceed with the proposed transaction, including permitting Zions to conduct its detailed due diligence of Eldorado, if management was able to achieve a satisfactory resolution of the remaining material acquisition terms. Following the December 4 Eldorado board meeting, Eldorado and Zions and their respective legal counsel completed the negotiation of the merger agreement, the stock option agreement and related documents, and their due diligence examination of the other's business and operations. Concurrently, numerous discussions were held between Eldorado and Zions on various issues with respect to the proposed acquisition, including the proposed retention bonus arrangement for Eldorado employees.

     Separately, Mr. Keller received an unsolicited proposal from another banking company indicating its desire to acquire Eldorado for either cash or stock, or a combination of both, in a transaction that would value Eldorado at $14.00 per share. The proposal was subject to the other party's due diligence examination of Eldorado, which the other party estimated would take approximately 30 days. The proposal was also dependent on the other party raising approximately $100 million to $190 million of capital. Following receipt of that indication of interest, Mr. Keller and representatives of KBW had several discussions with the other party and its financial advisor to clarify the proposal.

     On December 12, the Eldorado board met again with Mr. Keller, KBW and Eldorado's counsel. KBW and counsel summarized the results of their financial and legal due diligence review of Zions. KBW's presentation addressed primarily:

     - Zions' expectations for its 2001 earnings;

     - the characteristics of Zions' loan portfolio, including its exposure to syndicated lending and commercial real estate loans; and

     - Zions' investments in venture capital investments, including Digital Signature Trust.

     Eldorado's counsel also updated the directors on the resolution of the remaining material terms of the acquisition, and KBW reviewed the valuation of Eldorado implied by an exchange ratio of 0.2322, which was based upon the average closing price of Zions stock for the 15-day period ended on December 11, 2000. Based upon the closing price of Zions stock on that date of $62.75, the exchange ratio resulted in a per share valuation of Eldorado common stock of $14.76.

     Mr. Keller and KBW also addressed the unsolicited proposal that Mr. Keller had recently received from another banking company. After substantial discussion, it was the consensus of the Eldorado directors that:

     - the financial terms of Zions proposal were comparable to if not better than the other party's indication;

     - the other party's proposal was much more uncertain for a variety of reasons, including primarily the other party's lack of due diligence, its need to raise substantial financing, and the significant amount of time the other party indicated it would need to conduct its due diligence;

     - the Eldorado board would not pursue a transaction in which Eldorado stockholders exchanged their shares primarily for stock of the other company primarily because its stock would not be sufficiently liquid and Eldorado's principal stockholders would own large minority interests but would have no control over that company's management or strategic policies;

     - unlike the proposed merger with Zions, a cash acquisition by the other party would not afford Eldorado stockholders the opportunity to defer federal income tax payable on any gain resulting from the transaction; and

     - Zions would likely withdraw its proposal if Eldorado materially delayed entering into the merger agreement.

     Upon the completion of the December 12 presentations, KBW confirmed its opinion that the consideration to be received by Eldorado stockholders under the merger agreement with Zions was fair to those stockholders from a financial point of view, see "-- Opinion of Eldorado's Financial Advisor" on page 21, and the Eldorado board unanimously authorized Eldorado's management to enter into the merger agreement and the stock option agreement on substantially the terms presented to the Eldorado board, including a exchange ratio of or substantially similar to 0.23, and to consummate the transactions contemplated thereby. The Eldorado board also unanimously approved a special dividend of $0.05 per share of Eldorado common stock payable in January 2001 to holders of record as of December 29, 2000, contingent upon Eldorado entering into the merger agreement with Zions.

                        ELDORADO REASONS FOR THE MERGER

     In reaching its conclusions and recommendation described above, the Eldorado board considered a number of factors, including without limitation, the following material factors:

     - Information with regard to the financial condition, results of operations, competitive position, business, properties and prospects of Eldorado and Zions and current economic and market conditions, including the nature of the community banking market in which it operates.

     - The possible alternatives to the merger, including continuing to operate Eldorado as an independent entity, and the potential risks and benefits that might reasonably result from pursuing such alternatives.

     - The financial and other terms and conditions of the merger and the merger agreement.

     - The fact that the valuation of Eldorado under the merger agreement compared favorably both with recent acquisitions of comparable banking companies in California and nationally and with indications of interest that Eldorado received from other potential acquirors.

     - The historical market price of, and recent trading activity in, Eldorado common stock. In particular, the Eldorado board recognized that the merger will enable the stockholders of Eldorado to realize a premium of approximately 55.2% over the closing price of Eldorado common stock on December 11, 2000, the last trading day prior to the decision by the Eldorado board to approve the merger agreement and prior to the public announcement of the merger, and a premium of approximately of 64.6% over the average closing price of Eldorado common stock for the three months during which such securities traded prior to December 11, 2000.

     - The KBW opinion delivered orally to the Eldorado board on December 12, 2000 and subsequently confirmed in writing as of December 14, 2000 to the effect that, as of that date and based upon and subject to the matters described in the opinion, the per share consideration which is to be received in the merger by the Eldorado stockholders was fair, from a financial point of view, to such holders (other than Zions and its affiliates). The full text of KBW's written opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by KBW is attached as Appendix C to this proxy statement/prospectus. In addition, the opinion is discussed in more detail below under the caption
       "-- Opinion of Eldorado's Financial Advisor" on page 21. Eldorado stockholders are urged to read the opinion of KBW carefully in its entirety.

     - The fact that the obligation of Zions to consummate the merger pursuant to the terms of the merger agreement is not conditioned upon financing.

     - The fact that the merger agreement, which prohibits Eldorado, its subsidiaries and their respective officers, directors and employees from soliciting, initiating or encouraging any acquisition proposal or participating in any discussion regarding any acquisition proposal, does permit Eldorado to furnish non-public information to, and participate in negotiations with, any person if the board, after consultation with Eldorado's legal counsel, determines that to do otherwise would be inconsistent with the fiduciary duties of the board.

     - The fact that the terms of the stock option agreement permit Zions to purchase up to 2,814,104 shares of Eldorado common stock at a purchase price of $10.00 per share if certain triggering events occur relating to, among other things, Eldorado entering into a transaction with a party other than Zions or the Eldorado board withdrawing from the merger. The board did not believe that the stock option agreement would be an absolute deterrent to a higher offer by a third party interested in acquiring Eldorado.

     The discussion of the information and factors considered by the board is not intended to be exhaustive. The board did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination.

                    OPINION OF ELDORADO'S FINANCIAL ADVISOR

     Eldorado engaged Keefe, Bruyette & Woods, Inc. to act as its exclusive financial advisor in connection with the merger. KBW agreed to assist Eldorado in analyzing, structuring, negotiating and effecting a transaction with Zions. Eldorado selected KBW because KBW is a nationally recognized investment-banking firm with substantial experience in transactions similar to the merger and is familiar with Eldorado and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial businesses and their securities in connection with mergers and acquisitions.

     On December 4, 2000, the Eldorado board held a meeting to evaluate the proposed merger with Zions. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered a verbal opinion that, subject to completion of its financial due diligence and the finalization of the merger agreement, the consideration to be received by Eldorado stockholders in the merger was fair to those stockholders from a financial point of view. On December 12, 2000, the Eldorado board held a meeting to review and approve the merger agreement. At this meeting, KBW confirmed its oral opinion that, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the Eldorado stockholders.

     THE FULL TEXT OF KBW'S UPDATED WRITTEN OPINION IS ATTACHED AS APPENDIX D TO THIS DOCUMENT AND IS INCORPORATED HEREIN BY REFERENCE. YOU ARE URGED TO READ THE OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY KBW.

     KBW's opinion is directed to the Board and addresses only the fairness, from a financial point of view, of the merger consideration to the Eldorado stockholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any

Eldorado stockholder as to how the stockholder should vote at the Eldorado special meeting on the merger or any related matter.

     In rendering its opinion, KBW:

     - reviewed, among other things,

      (a) the Merger Agreement,

      (b) Annual Reports to shareholders and Annual Reports on Form 10-K of
Zions;

      (c) Annual Reports to stockholders and Annual Reports on Form 10-K of Eldorado;

      (d) Quarterly Reports on Form 10-Q of Zions;

      (e) Quarterly Reports on Form 10-Q of Eldorado, and

     - held discussions with members of senior management of Eldorado and Zions regarding

      (a) past and current business operations;

      (b) regulatory relationships;

      (c) financial condition; and

      (d) future prospects of the respective companies;

     - reviewed the market prices, valuation multiples, publicly reported financial conditions and results of operations for Eldorado and Zions and compared them with those of certain publicly traded companies that KBW deemed to be relevant;

     - compared the proposed financial terms of the merger with the financial terms of other transactions that KBW deemed to be relevant; and

     - performed other studies and analyses that it considered appropriate.

     In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to or otherwise made available to KBW or that was discussed with, or reviewed by or for KBW, or that was publicly available. KBW did not attempt or assume any responsibility for verifying such information independently. KBW relied upon the management of Eldorado as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW. KBW assumed, without independent verification, that the aggregate allowances for loan and lease losses for Zions and Eldorado are adequate to cover those losses.

     KBW did not make or obtain any evaluations or appraisals of any assets or liabilities of Zions or Eldorado, and KBW did not examine any books and records or review individual credit files.

     The projections furnished to KBW and used by it in certain of its analyses were prepared by Eldorado's senior management. Eldorado does not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

     For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

     - the merger will be completed substantially in accordance with the terms set forth in the merger agreement;

     - the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct in all material respects;

     - each party to the merger agreement and all related documents will perform in all material respects all of the covenants and agreements required to be performed by such party under such documents;

     - all conditions to the completion of the merger will be satisfied without any waivers; and

     - in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

     KBW further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. KBW's opinion is not an expression of an opinion as to the prices at which shares of Eldorado common stock or shares of Zions common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

     In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of KBW, Eldorado and Zions. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Eldorado board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Eldorado board or management of Eldorado with respect to the fairness of the exchange ratio.

     The following is a summary of the material analyses presented by KBW to the Eldorado board on December 4, 2000 and December 12, 2000 in connection with its oral opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Eldorado board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

CALCULATION OF EXCHANGE RATIO

     All of the consideration in the merger is to be received by Eldorado's stockholders in the form of Zions common stock except that cash is to be received in lieu of fractional shares. The exchange ratio by which Eldorado's stockholders would exchange their shares for Zions was based on a formula which divided $13.00 by the average daily closing price of Zions stock for the fifteen days preceding Zions and Eldorado's agreement on the merger agreement ending the day before such agreement was reached. As calculated for the December 4, 2000 Eldorado board meeting, such exchange ratio would have been 0.2403 of Zions shares for each Eldorado share. By the time of the December 12, 2000 Eldorado board meeting, the exchange ratio had dropped to 0.2322. The analysis below uses the 0.2322 exchange ratio and includes the addition of two $0.05 cash dividends likely to be declared by Eldorado prior to the effective time. The verbal fairness opinion by KBW delivered on December 4, 2000 and re-affirmed on December 12, 2000 was based on the relevant exchange ratios stated above and included the two prospective cash dividends. The actual exchange ratio of 0.23 used in the merger agreement was calculated using the average of the fifteen prior day closing prices ending December 12, 2000. The written fairness opinion, dated as of December 14, 2000, attached as Exhibit D to this proxy statement/prospectus is based on an exchange ratio of 0.23 and one $0.05 dividend. KBW does not believe the difference in the exchange ratio from 0.2322 to 0.23 or the inclusion of one $0.05 dividend compared to two $0.05 dividends as the basis for the consideration to be received by Eldorado's stockholders constitutes a material change to its analysis of the merger consideration.

CALCULATION OF IMPLIED VALUE OF EXCHANGE RATIO

     KBW reviewed the terms of the merger. It noted that the exchange ratio of
0.2322 shares of Zions common stock for each share of Eldorado common stock had an implied value of $14.57 per share of Eldorado common stock based upon the closing price of Zions common stock on December 11, 2000 of $62.75. KBW noted that including Eldorado's ability to pay two $0.05 quarterly cash dividends would increase the implied value per share of Eldorado common stock to $14.67.

IMPLIED PRICING MULTIPLES

     Based on an exchange ratio of 0.2322 and the closing price of Zions common stock on December 11, 2000 of $62.75, KBW also analyzed the implied per share transaction value of $14.67 (including two $0.05 quarterly cash dividends) as a multiple of Eldorado's book value per share, tangible book value per share, last 12 months diluted operating earnings per share, and estimated earnings per share for the year 2001.

     The analyses performed indicated that the per share transaction value as a multiple of Eldorado's book value per share would be 1.66x and further indicated that the per share transaction value as a multiple of Eldorado's tangible book value per share would be 2.99x, in each case based on financial data for the period ending September 30, 2000. KBW's analyses also indicated that the per share transaction value as a multiple of the last 12 months diluted operating earnings per share would be 28.8x, based upon Eldorado's diluted operating earnings of $0.51 per share for the last 12 months ended September 30, 2000. The analyses also indicated that the transaction value as a multiple of Eldorado's estimated earnings per share in 2001 would be 17.5x, based on KBW's earnings estimates as of December 11, 2000. KBW is the only firm to publish earnings estimates for Eldorado.

     KBW also analyzed the per share transaction value as a premium to the closing price of Eldorado common stock prior to the announcement of the merger. The analyses performed indicated the per share transaction value as a premium to the closing price of Eldorado common stock on December 11, 2000 was 75.2%.

SELECTED TRANSACTION ANALYSIS

     KBW reviewed certain financial data related to a set of 25 comparable nationwide bank transactions with announced value over $100 million since December 31, 1999.

     KBW compared multiples of price to various factors for the Zions-Eldorado merger to the same multiples for the comparable group's mergers at the time those mergers were announced. In addition, KBW repeated this analysis using acquiror stock prices as of December 1, 2000. The results were as follows:

                          MULTIPLE OF PRICE TO FACTOR

                                          COMPARABLE
                                            GROUP
                                          ANNOUNCED           ZIONS-ELDORADO
    RATIO OF PRICE PER SHARE TO:            MEDIAN                MERGER
    ----------------------------       ----------------    ---------------------
Estimated Forward Earnings per
  Share..............................       14.3x                  15.6x
Trailing 12 Months Earnings per
  Share..............................       17.6x                  25.7x
Book Value per Share.................       2.43x                  1.48x
Tangible Book Value per Share........       2.92x                  2.67x

     No company or transaction used as a comparison in the above analysis is identical to Zions, Eldorado or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

DISCOUNTED DIVIDEND ANALYSIS -- ELDORADO STAND-ALONE

     KBW performed a discounted dividend analysis to estimate a range of present values per share of Eldorado common stock assuming Eldorado continued to operate as a stand-alone entity. This range was determined by adding (1) the present value of the estimated future dividend stream that Eldorado could generate, and
(2) the present value of the "terminal value" of Eldorado common stock at December 31, 2005.

     In calculating a terminal value of Eldorado common stock at December 31, 2005, KBW applied a forward earnings multiple of 10.0x to 13.0x to year 2006 projected GAAP earnings. The dividend stream and terminal value were then discounted back to December 31, 2000 using discount rates ranging from 11.0% to 13.0%, which rates KBW viewed as the appropriate range of discount rates for a company of Eldorado's risk characteristics.

     In performing this analysis, KBW used its earnings estimates for 2001 of $0.84 per share. For periods after 2001, earnings per share were assumed to increase at annual long-term earnings growth rates of 9% to 11%. KBW assumed that no dividends would be paid out to Eldorado stockholders during this period. Based on the above assumptions, the stand-alone present value of the Eldorado common stock ranged from $7.33 to $10.44.

DISCOUNTED DIVIDEND ANALYSIS -- ZIONS STAND-ALONE

     KBW estimated the present value of future cash flows that would accrue to a holder of a share of Zions common stock assuming that the shareholder held the stock for five years and then sold it. The analysis was based on First Call consensus earnings per share forecasts on a stand-alone and independent basis for the year 2001 and an annual net income growth rate of 15.0% for the years 2002 through 2006. First Call is a recognized data service that monitors and publishes compilations of earnings estimates. A 25.0% dividend payout ratio was assumed for Zions through the year 2005. An estimated year end stock price was estimated for each year by multiplying the projected annual earnings by a price to GAAP forward earnings multiple of 17.0 times. In addition, the estimated net income for the years 2002 through 2006 were calculated using growth rates of 11.0% to 15.0%. The estimated stock price for each year and the estimated dividends were discounted at a rate of 12.0%, which KBW viewed as an appropriate discount rate for a company with Zions' risk characteristics. On the basis of these assumptions, KBW calculated a range of present values ranging from $53.38 to $70.74.

     KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Zions common stock.

RELATIVE STOCK PRICE PERFORMANCE -- LAST THREE YEARS

     KBW also analyzed the price performance of Zions common stock over the three-year period from December 1, 1997 to December 1, 2000 and compared that performance to the performance of the Keefe Bank Index and the Nasdaq Bank Index over the same period. The Keefe Bank Index is a market capitalization weighted index consisting of 24 bank stocks representing national money center banks and leading regional banking institutions. The Nasdaq Bank Index is a broad based market capitalization weighted index of 591 smaller to mid size bank stocks that are traded on Nasdaq and the SmallCap Market. This analysis indicated the following cumulative changes in price over the period:

Zions.......................................................   29.8%
Keefe Bank Index............................................    5.3
Nasdaq Bank Index...........................................  (13.1)

     KBW also noted that, as of December 1, 2000, the per share price of Zions' common stock was $55.63, and that the 52-week high and low of such stock was $71.00 and $32.00, respectively.

SELECTED PEER GROUP ANALYSIS -- TOTAL STOCK RETURNS

     KBW compared the total stock returns of Zions to publicly available corresponding data for 16 U.S. regional banks with total market capitalizations ranging from $5.6 billion to $77.7 billion that KBW determined were comparable to Zions. The following table compares the stock returns of Zions with corresponding median data for the Zions peer group (Analysis is based on holding period percentage for the month ending November 30, 2000 and includes dividends paid over the relevant periods):

                                          YTD         2         3         5         7         10
                                          2000      YEARS     YEARS     YEARS     YEARS     YEARS
                                        --------   -------   -------   -------   -------   --------
Zions................................      6.1%      11.6%    41.9%     234.6%    576.0%   1,762.4%
Zions Peer Group Median..............     11.2      (14.6)    (1.1)     109.2     196.6      736.2
Keefe Bank Index.....................      9.7       10.0     22.0      137.0     282.5      262.2
S&P 500..............................     (9.5)      15.8     43.2      135.2     225.5      410.4

SELECTED PEER GROUP ANALYSIS

     KBW compared the financial performance and market performance of Zions to publicly available corresponding data for 16 U.S. regional banks with total market capitalizations ranging from $5.6 billion to $77.7 billion that KBW determined were comparable to Zions. The comparisons were based on:

     - various financial measures:

      (a) earnings performance;

      (b) operating efficiency;

      (c) capital; and

      (d) asset quality;

     - various measures of market performance:

      (a) including price/book value;

      (b) price to earnings; and

      (c) dividend yields.

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2000 and market price information as of December 1, 2000.

     KBW's analysis showed the following concerning Zions' financial performance:

                                                                PEER GROUP
                 PERFORMANCE MEASURE:                   ZIONS     MEDIAN
                 --------------------                   -----   ----------
Return on Equity, annualized..........................  15.24%    18.77%
Return on Assets, annualized..........................   1.17      1.35
Net Interest Margin, annualized.......................   4.34      3.70
Efficiency Ratio, annualized (non-interest expense to
  net operating revenue)..............................  56.58     54.79
Leverage Ratio (Tier 1 Capital to Average Tangible
  Assets).............................................   6.16      6.92
Non-Performing Assets to Total Loans and Other Real
  Estate Owned........................................   0.54      0.74
Loan Loss Reserve to Total Gross Loans................   1.42      1.49

     KBW's analysis showed the following concerning Zions' market performance:

                                                                PEER GROUP
                 PERFORMANCE MEASURE                    ZIONS     MEDIAN
                 -------------------                    -----   ----------
Price to Earnings Multiple, based on 2000
  GAAP estimated earnings.............................   19.5x    11.2x
Price to Earnings Multiple, based on 2000 cash
  estimated earnings..................................   17.1x    10.6x
Price to Earnings Multiple, based on 2001
  GAAP estimated earnings.............................   17.4x    10.5x
Price to Earnings Multiple, based on 2001 cash
  estimated earnings..................................   15.7x     9.9x
Price to Book Multiple Value per Share................   2.82x    2.18x
Price to Tangible Book Multiple Value per Share.......   4.49x    2.41x
Dividend Yield........................................   1.44%    3.51%

     KBW also compared the financial performance and market performance of Eldorado to those of a group of comparable holding companies. The comparisons were based on:

     - various financial measures:

      (a) earnings performance;

      (b) operating efficiency;

      (c) capital; and

      (d) asset quality;

     - various measures of market performance:

      (a) including price/book value;

      (b) price to earnings; and

      (c) dividend yields.

To perform this analysis, KBW used the financial information as of and for the quarter ended September 30, 2000 and market price information as of December 1, 2000. The 17 companies in the peer group were California banks with total market capitalizations ranging from $33 million to $1.8 billion.

     KBW's analysis showed the following concerning Eldorado's financial performance:

                                                                 PEER GROUP
                PERFORMANCE MEASURE:                  ELDORADO     MEDIAN
                --------------------                  --------   ----------
Return on Equity, annualized........................    8.31%      19.84%
Return on Assets, annualized........................    0.80        1.64
Net Interest Margin, annualized.....................    5.32        5.04
Efficiency Ratio, annualized (non-interest expense
  to net operating revenue).........................   64.61       47.28
Leverage Ratio (Tier 1 Capital to Average Tangible
  Assets)...........................................    9.17        8.20
Non-Performing Assets to Total Loans and Other Real
  Estate Owned......................................    1.44        0.54
Loan Loss Reserve to Total Gross Loans..............    1.48        1.72

     KBW's analysis showed the following concerning Eldorado's market performance:

                                                                 PEER GROUP
                PERFORMANCE MEASURE                   ELDORADO     MEDIAN
                -------------------                   --------   ----------
Price to Earnings per Share, based on 2000
  GAAP estimated earnings per share.................   13.3x       12.5x
Price to Earnings per Share, based on 2000 cash
  estimated earnings................................    9.3x       12.3x
Price to Earnings per Share, based on 2001
  GAAP estimated earnings...........................   10.0x       11.4x
Price to Earnings per Share, based on 2001 cash
  estimated earnings................................    7.5x       11.0x
Price to Book Value per Share.......................   0.95x       2.36x
Price to Tangible Book Value per Share..............   1.71x       2.48x
Dividend Yield......................................   0.00%       1.88%

     For purposes of the above calculations, all earnings estimates are based upon the KBW estimates for Zions and Eldorado.

CONTRIBUTION ANALYSIS

     KBW analyzed the relative contribution of each of Eldorado and Zions to the pro forma balance sheet and income statement items of the combined entity, including assets, common equity, tangible equity, deposits, loans, market capitalization, and estimated 2001 net income. KBW relied on First Call projections for 2001 net income. KBW compared the relative contribution of balance sheet and income statement items with the estimated pro forma ownership for Eldorado based on an exchange ratio of 0.2403 for 100% of Eldorado's shares as determined for the meeting on December 4, 2000. The results of KBW's analysis are set forth in the following table.

                        CATEGORY                          ZIONS    ELDORADO
                        --------                          -----    --------
Total Assets............................................  94.6%      5.4%
Gross Loans.............................................  95.3       4.7
Total Deposits..........................................  93.6       6.4
Common Equity...........................................  93.2       6.8
Tangible Common Equity..................................  94.0       6.0
2001 Estimated Net Income...............................  95.9       4.1
Market Capitalization...................................  97.6       2.4
Ownership (based on 100% stock).........................  96.1       3.9

FINANCIAL IMPACT ANALYSIS

     KBW performed a pro forma merger analysis that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be dilutive to Eldorado's estimated GAAP earnings per share and dilutive to Eldorado's estimated cash earnings per share in 2001 and 2002. In addition, the analysis indicated that the merger is expected to be dilutive to Eldorado's book value per share and dilutive to tangible book value per share. This analysis also indicated that the merger is expected to be accretive to Zion's estimated GAAP earnings per share and accretive to Zion's estimated cash earnings per share in 2001. Further, the analysis indicated that the merger is expected to be accretive to Zion's book value per share and accretive to tangible book value per share. This analysis was based on First Call 2001 published earnings estimates, the First Call long-term estimated growth rates, and on Eldorado management's estimates of the expected savings. For all of the above analyses, the actual results achieved by the pro forma company following the merger will vary from the projected results, and the variations may be material.

OTHER ANALYSES

     KBW reviewed the relative financial and market performance of Eldorado and Zions to a variety of relevant industry peer groups and indices. KBW also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for Zions.

     The Eldorado board has retained KBW as an independent contractor to act as financial adviser to Eldorado regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Eldorado and Zions. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Eldorado and Zions for KBW's own account and for the accounts of its customers.

     Eldorado and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Eldorado has agreed to pay KBW a cash fee of $150,000 promptly after the mailing of any proxy statement or registration statement relating to the merger. In addition, Eldorado has agreed to pay KBW at the time of closing a contingent fee equal to 0.75% of the market value of the aggregate consideration offered in exchange for the outstanding shares of common stock of Eldorado in the merger. The fees paid prior to the contingent fee payment will be credited against the contingent fee. Pursuant to the KBW engagement agreement, Eldorado also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws. KBW will receive approximately $1.5 million in connection with its services rendered.

                                 EFFECTIVE TIME

     The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the certificate of merger that will be filed with the Secretary of State of the state of Delaware and in the agreement of merger that will be filed with the Secretary of State of the state of California on the closing date of the merger. The closing date will occur on a date to be specified by the parties. Subject to applicable law, this date will be no later than five business days after the satisfaction or waiver of the latest to occur of the conditions precedent to the merger set forth in the merger agreement, unless we extend the date by mutual agreement. We anticipate that the merger will be completed in the last week of March 2001. The completion of the merger could be delayed, however, if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. See
"-- Regulatory Approvals" on page 35 and "The Merger Agreement -- Conditions" on page 44.

                              CONVERSION OF SHARES

     At the effective time of the merger, each share of Eldorado common stock outstanding, with the exception of the shares described in the following sentence, will be converted into the right to receive 0.23 of a share of Zions common stock. Shares of Eldorado common stock held by Zions or Eldorado, or any subsidiary of either company, will be cancelled and will not be converted into the right to receive Zions common stock, except for shares held, directly or indirectly, by such companies in trust accounts, managed accounts and other similar accounts, or otherwise held in a fiduciary capacity, that are beneficially owned by third parties or in respect of a debt previously contracted.

     BECAUSE THE EXCHANGE RATIO IS FIXED BUT THE MARKET PRICE OF ZIONS COMMON STOCK WILL FLUCTUATE, THE VALUE OF THE SHARES OF ZIONS COMMON STOCK THAT HOLDERS OF ELDORADO COMMON STOCK WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO AND FOLLOWING THE MERGER.

     If the outstanding shares of Eldorado or Zions are changed in number or kind prior to the effective time of the merger due to a change in capitalization such as a stock split, stock dividend, recapitalization or similar event, an appropriate and proportionate adjustment will be made to the exchange ratio.

                      ELDORADO STOCK OPTIONS AND WARRANTS

     To the extent a stock option granted by Eldorado to purchase shares of Eldorado common stock has an exercise price in excess of the value of the merger consideration to be received by Eldorado stockholders (determined pursuant to the terms of the merger agreement) that option will be cancelled immediately prior to the effective time of the merger. Each remaining stock option granted by Eldorado, not including any option held by Robert P. Keller, which is outstanding and unexercised immediately prior to the effective time, whether vested or unvested, will be converted automatically at the effective time into cash in an amount determined pursuant to the terms of the merger agreement. Each option to purchase Eldorado common stock held by Mr. Keller, whether vested or unvested, will be converted automatically at the effective time of the merger into an option to purchase shares of Zions common stock. The number of shares of Zions common stock subject to each converted stock option will be equal to the product of the number of shares of Eldorado common stock subject to the Eldorado stock option and the exchange ratio, rounded down to the nearest whole share. The exercise price per share of Zions common stock subject to each new Zions stock option will be equal to the exercise price per share of Eldorado common stock under the Eldorado stock option divided by the exchange ratio, rounded up to the nearest whole cent. The duration and other terms of each converted stock option will be the same as the prior Eldorado stock option. Zions will assume Eldorado stock option plans following the merger and file a registration statement with the SEC no later than the effective time with respect to the assumption of the plans.

     At the effective time, each outstanding warrant to purchase shares of Eldorado common stock shall be converted into a "replacement warrant" to acquire, on the same terms and conditions as were applicable under the Eldorado warrant, the number of shares of Zions common stock equal to the product of the number of shares of Eldorado common stock subject to the Eldorado warrant and the exchange ratio rounded down to the nearest whole number. The exercise price per share of the warrants will be equal to the aggregate exercise price for the shares of Eldorado common stock subject to the Eldorado warrant divided by the number of full shares of Zions common stock subject to the replacement warrant, rounded down to the nearest whole cent.

                  EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     At or prior to the effective time of the merger, Zions will deposit, or cause to be deposited, with a bank or other entity that Zions selects, certificates representing the shares of Zions common stock and cash in amounts sufficient to make all deliveries in exchange for outstanding shares of Eldorado common stock that may be required under the merger agreement. That bank or other entity will act as the exchange agent for the benefit of the holders of certificates of Eldorado common stock. After six months, any shares of Zions common stock or cash remaining in the possession of the exchange agent will be returned to Zions, and any former holder of Eldorado common stock who has not yet exchanged their certificates will then be entitled to look only to Zions for the consideration to which they are entitled under the merger agreement.

     Promptly after the effective time, the exchange agent will mail to each holder of Eldorado common stock a form of transmittal letter. This transmittal letter will contain instructions with respect to the surrender of certificates representing Eldorado common stock.

     YOU SHOULD NOT RETURN YOUR ELDORADO COMMON STOCK CERTIFICATES WITH THE ENCLOSED PROXY AND SHOULD NOT FORWARD THEM TO THE EXCHANGE AGENT UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FOLLOWING THE EFFECTIVE TIME.

     Holders of Eldorado common stock will accrue but will not be paid dividends or other distributions declared after the effective time with respect to Zions common stock into which their shares have been converted until they surrender their Eldorado stock certificates for exchange after the effective time. Upon surrender of those certificates after the effective time, the surviving company will pay any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of Eldorado of shares of Eldorado common stock issued and outstanding immediately prior to the effective time.

     Zions will not issue any fractional shares of Zions common stock. Instead, if you would otherwise have received a fraction of a share of Zions common stock, you will receive cash without interest for that fractional share interest. The amount of cash received will be determined by multiplying the fraction of Zions common stock you would have been entitled to receive by the average of the closing prices of Zions common stock, as reported on Nasdaq, for the 15 consecutive Nasdaq trading day period ending three business days prior to the date the merger is completed. You will not be entitled to dividends, voting rights or any other rights as a stockholder with respect to any fractional shares.

     None of Zions, Eldorado, the exchange agent or any other person will be liable to any former holder of Eldorado common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

               INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER

GENERAL

     When considering the Eldorado board's recommendation that the Eldorado stockholders vote in favor of the merger agreement, Eldorado stockholders should be aware that a number of Eldorado's employees, including all of its executive officers, have change of control, retention, severance or other arrangements that provide them with interests in the merger that are different from, or in addition to, the interests of Eldorado's stockholders.

ROBERT P. KELLER

     The approval of the merger agreement by the Eldorado board has triggered certain benefits under the employment agreement between Eldorado and Robert P. Keller, its President and Chief Executive Officer. Pursuant to Mr. Keller's employment agreement, Eldorado has granted to Mr. Keller an option to purchase an aggregate of 530,823 shares of Eldorado common stock with a weighted average exercise price of $11.38. The options were granted at various times from February 1997 through April 1999 and vested over four years from the date of grant, in half-year increments, with the first portion vesting on the 18-month anniversary of the date of grant. Pursuant to the terms of Eldorado's stock option plan, upon the Eldorado board's approval of the merger agreement on December 12, 2000, the vesting of Mr. Keller's options was accelerated and his options became immediately exercisable.

     Mr. Keller's employment agreement provides that if his employment is terminated by Eldorado without cause, or by him due to a material change in the nature or scope of his responsibilities or duties, or a material breach by Eldorado of his employment agreement, Eldorado generally will be obligated to pay Mr. Keller at the rate of his base salary, currently $350,000 per year, for 18 months. During such period, Eldorado also would be obligated to continue certain employee benefits, such as life, health, accident and disability insurance coverage, which Mr. Keller was receiving immediately preceding his termination. It is anticipated that in connection with the merger, Mr. Keller will be entitled to the benefit of this termination provision and will receive his base salary and certain employee benefits for 18 months following the closing of the merger. Any amounts payable to Mr. Keller under his employment agreement following termination will be reduced by any compensation he receives from services performed for another party during such time as he is receiving any payments under his employment contract. In addition, the amount of benefits provided under Mr. Keller's employment agreement will be reduced if, after applying the excise tax provisions to the payments under the Internal Revenue Code, the net economic benefit to Mr. Keller would be increased by effecting such a reduction. The employment agreement also provides that during the 18 months following his termination, Mr. Keller will be prohibited from serving as an officer, director or significant stockholder of any business comparable with that of Zions or its subsidiaries that derives a majority of its revenue from its business within the state of California.

EXECUTIVE OFFICERS AND DIRECTORS OF ELDORADO

     Eldorado Bank and Antelope Valley Bank have entered into severance agreements with other executive officers that may provide benefits following a change in control of Eldorado, like that occurring in connection with the merger. Romolo C. Santarosa, Senior Vice President, Treasurer and Chief Financial Officer of Eldorado, Gary A. Green, Henry T. McCaffrey and Paul F. Rodeno, each an Executive Vice President of Eldorado Bank, and Jack Seefus, President of Antelope Valley Bank, and George Nagy, Executive Vice President of Antelope Valley Bank have severance agreements. Pursuant to those agreements, if the terms of the officer's employment are significantly altered to his detriment within two years following a change in control and the officer provides the requisite notice to Eldorado or its successors or, alternatively, if Eldorado or its successors terminates the officer without cause within two years following a change in control, then the officer will be entitled to a lump sum payment, less applicable taxes and withholdings. The lump sum payments provided for in the severance agreements of Messrs. Green, McCaffrey, Rodeno and Santarosa will be equal to 18 months of their respective salaries. The lump sum payments provided for in the severance agreements of Messrs. Nagy and Seefus will be equal to 12 months of their respective salaries.

     Catherine C. Jooyan, an Executive Vice President of Eldorado Bank, has an employment agreement with Eldorado that provides that if she is terminated by Eldorado Bank without cause or her employment agreement is terminated following a change in control of Eldorado or Eldorado Bank, she would be entitled to receive a termination payment in an amount equal to 12 months salary, inclusive of commissions, for the prior 12 months of her employment.

     Richard Korsgaard, an Executive Vice President of Eldorado Bank, has an employment agreement with Eldorado that provides that in the event he is terminated by Eldorado or any successor without cause he is entitled to a lump sum termination payment in an amount equal to 12 months of his then current base salary. Such payment will be considered to be in full satisfaction of any rights which Mr. Korsgaard has under his employment agreement.

     Messrs. Korsgaard and Santarosa each hold options to purchase Eldorado common stock under Eldorado's stock option plan. Pursuant to the terms of the merger agreement, their options, whether vested or unvested, will be exchanged for cash upon completion of the merger, to the extent the exercise price of the option is less than the product of 0.23 and the average closing price of Zions common stock for the 15 Nasdaq trading days ending on the third business day prior to the effective date of the merger.

     The non-employee directors of Eldorado and its subsidiaries hold options to purchase an aggregate of 66,190 shares of Eldorado common stock granted under the 1999 Stock Option Plan for Non-Employee Directors as of the date of this proxy statement/prospectus. Pursuant to the terms of this plan, the vesting of all such options will be accelerated as of the effective time of the merger. See "-- Eldorado Stock Options and Warrants" on page 30 for an additional description of how these stock options are treated in the merger.

RETENTION BONUS PLAN

     Eldorado and Zions have agreed on the terms of three separate retention bonus plans for employees of Eldorado who do not otherwise have severance arrangements. An employee's eligibility for each plan was determined by California Bank & Trust. Under the first plan, employees who are employed by Zions for 120 days after the merger closes, or who are terminated without cause within
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

120 days after the merger closes, will receive a bonus equal to either 1 1/2 times their monthly salary or six weeks pay. Under the second plan, employees who are employed by Zions seven months after the merger closes, or who are terminated without cause within seven months after the merger closes, will receive a bonus equal to either four times their monthly salary or 16 weeks pay. Employees eligible for a bonus under this second plan will also receive a performance-based bonus based upon the achievement of 110% of certain specified performance goals. Under the third plan, employees who are employed by Zions seven months after the merger closes, or who are terminated without cause within seven months after the merger closes, will receive a bonus equal to either three times their monthly base salary or 12 weeks pay.

STOCK OPTIONS AND WARRANTS

     As of the record date, the directors and executive officers of Eldorado held options to purchase an aggregate of 633,513 shares of Eldorado common stock at a weighted average exercise price of approximately $11.21 per share. In addition, affiliates of two of Eldorado's directors hold warrants to purchase an aggregate of 2,000,000 shares of Eldorado common stock with an exercise price of $9.62 per share.

     We describe the treatment of Eldorado options and warrants more fully under "-- Eldorado Stock Options and Warrants" on page 30.

STOCKHOLDER AGREEMENTS

     Zions has entered into stockholder agreements with Eldorado's directors, executive officers and several Eldorado stockholders that are affiliated with one or more directors or officers. These stockholders each agreed, in consideration of the substantial expenses incurred by Zions in connection with the merger agreement and as a condition to Zions entering into the merger agreement, to vote or to cause to be voted, or execute a written consent with respect to, all of their shares of Eldorado common stock or shares issuable upon exercise of options to acquire Eldorado common stock in favor of adoption and approval of the merger agreement and the merger at every meeting of Eldorado stockholders at which the merger and the merger agreement are considered and at every adjournment thereof and in connection with every proposal to take action by written consent with respect thereto.

     Each stockholder agreement also provides that the stockholder will not, and will not permit any entity under its control to, deposit any of such stockholder's shares of Eldorado common stock in a voting trust or subject any such shares to any agreement, arrangement or understanding with respect to the voting of such shares inconsistent with the stockholder agreement entered into by that stockholder. In addition, the stockholders each agreed not to sell, assign, pledge, encumber, transfer or otherwise dispose of any of their shares of Eldorado common stock during the term of the relevant stockholder agreement.

     Nothing in the stockholder agreements, however, will limit or otherwise interfere with the actions of the stockholders as directors or officers of Eldorado or will affect their ability to vote or dispose of their shares in the event the merger agreement with Zions has first been terminated in accordance with its terms.

     At the record date for the special meeting, the stockholders signing voting agreements owned a total of 8,266,549 outstanding shares of Eldorado common stock, representing approximately 58.5% of the shares of Eldorado common stock entitled to vote at the special meeting and enough to approve the merger without the concurrence of any other Eldorado stockholders.

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

                              ACCOUNTING TREATMENT

     For accounting and financial reporting purposes, the merger will be accounted for as a purchase in accordance with generally accepted accounting principles. Under purchase accounting, the assets and liabilities of Eldorado as of the closing date of the merger will be recorded at their respective fair market values and added to those of Zions. Financial statements of Zions issued after consummation of the merger would reflect such values. Financial statements of Zions issued before consummation of the merger would not be restated to reflect the acquired company's historical financial position or results of operations. Operating results of Eldorado would be included with those of Zions beginning on the date of consummation of the merger. The unaudited pro forma financial information relating to the merger contained in this proxy statement/prospectus has been prepared using the purchase accounting basis to account for the merger.

                              REGULATORY APPROVALS

     Pursuant to Section 18(c) of the Federal Deposit Insurance Act, in the case where a state-chartered non-member bank is the surviving bank in a merger, the state-chartered non-member bank must receive prior approval from the FDIC. California Bank & Trust filed its application with the FDIC on January 26, 2001 requesting approval of the bank merger.

     The California Financial Code requires that the approval of the California Commissioner be obtained prior to merging or acquiring control of a bank organized and licensed under California law. The application requesting the California Commissioner to approve the bank merger and to exempt the acquisition of control of Antelope Valley Bank and Eldorado Bank and the associated issuance of California Bank & Trust stock to Zions from the requirements of the California Financial Code, was filed by Zions on January 26, 2001.

     Zions will timely file a request for waiver of review for approval of the merger with the Federal Reserve Board under Section 3 of the Bank Holding Company Act.

     Zions, California Bank & Trust and Eldorado are not aware of any governmental approvals or requirements arising under banking laws and regulations whose receipt or satisfaction are necessary for the merger to become effective other than those described above.

     The U.S. Department of Justice, or DOJ, has jurisdiction to challenge the merger on antitrust grounds. Once the FDIC approves the bank merger, we will have to wait at least 15 days and up to 30 days before we can complete the merger and the bank merger. The commencement of an antitrust action by the DOJ would suspend the effectiveness of FDIC approval of the merger unless a court specifically orders otherwise. In reviewing the merger, the DOJ could analyze the merger's effect on competition differently than the FDIC. In general, the FDIC and the DOJ will examine the impact of the merger on competition in various product and geographic markets. Failure of the DOJ to object to the merger may not prevent the filing of antitrust actions or actions on other grounds by private persons or state attorneys general.

     THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE NECESSARY REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT THESE REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE DATES OF SUCH APPROVALS. THERE CAN ALSO BE NO ASSURANCE THAT THESE APPROVALS WILL NOT CONTAIN A CONDITION, RESTRICTION OR REQUIREMENT THAT FAILS TO SATISFY THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT. See "The Merger Agreement -- Conditions" on page 44.

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

                        ELDORADO STOCK OPTION AGREEMENT

GENERAL

     Simultaneously with the execution of the merger agreement, Eldorado and Zions entered into a stock option agreement pursuant to which Eldorado granted Zions an irrevocable option to purchase from Eldorado up to 19.9% of the issued and outstanding Eldorado common stock, without giving effect to the shares subject to or issued pursuant to the option, subject to certain adjustments. The exercise price of the Eldorado option is $10.00 per share, subject to certain adjustments.

     The stock option agreement is intended to increase the likelihood that the merger will be completed in accordance with the terms of the merger agreement and to compensate Zions if the merger is not completed. The existence of the Eldorado stock option could significantly increase the cost to a potential acquiror of acquiring Eldorado. In addition, the exercise or repurchase of the Eldorado stock option is likely to prohibit another acquiror from accounting for an acquisition of Eldorado using the "pooling-of-interests" accounting method for a period of two years following the exercise or repurchase. Consequently, aspects of the option agreement may discourage persons who might be interested in acquiring all of or a significant interest in Eldorado from considering or proposing an acquisition, even if these persons were prepared to offer to pay consideration with a higher current market price than the shares of Zions common stock to be received under the merger agreement.

     Some rights and obligations of Zions and Eldorado under the stock option agreement are subject to receipt of required regulatory approvals. Zions must obtain the approval of the Federal Reserve Board to acquire more than 5% of the outstanding shares of Eldorado's common stock. Accordingly, Zions has not included in its regulatory applications a request for approval of the right of Zions to exercise its rights under the stock option agreement. Acquisitions of 5% or less may be subject to the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which if it applied would require Zions to wait for a specified period before completing the acquisition.

     The option will become exercisable, subject to regulatory approval, only if both an initial triggering event and a subsequent triggering event occur prior to an exercise termination event. Those events are as defined below:

     - An "initial triggering event" means the occurrence of any of the following:

      (a) Eldorado or any of its subsidiaries, without Zions' prior written consent, enters into an agreement to engage in, or the Eldorado board will have recommended that the Eldorado stockholders approve or accept an "acquisition transaction", which is (1) a merger or consolidation, or any similar transaction involving Eldorado or any of its subsidiaries, (2) a purchase, lease or other acquisition of all or a substantial portion of the assets or deposits of Eldorado or any of its subsidiaries, or (3) an acquisition of securities representing 10% or more of the voting power of Eldorado or any of its subsidiaries;

      (b) Eldorado or any of its significant subsidiaries, without Zions' prior written consent, authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose to engage in an acquisition transaction;

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

      (c) the Eldorado board publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in any manner adverse to Zions, its recommendation that its stockholders approve the merger agreement in anticipation of engaging in an acquisition transaction;

      (d) a third party acquires beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the outstanding shares of Eldorado common stock;

      (e) a third party publicly announces to Eldorado or its stockholders its intent to make a proposal to engage in an acquisition transaction, and subsequently, the Eldorado stockholders vote and fail to approve the merger agreement at the special meeting or the meeting is not held or is cancelled in violation of the merger agreement; or

      (f) Eldorado willfully breaches and does not cure within a specified time period any covenant or obligation in the merger agreement in anticipation of an overture to be made by a third party to engage in an acquisition transaction, and following that breach Zions would be entitled to terminate the merger agreement.

     - A "subsequent triggering event" means the occurrence of either of the following events:

      (a) any person acquires beneficial ownership of 40% or more of the then-outstanding shares of Eldorado common stock; or

      (b) the occurrence of an initial triggering event of the kind described in clause (a) above, except that the percentage set forth in clause (3) would be 25% or more.

     - An "exercise termination event" means the occurrence of any of the following events:

      (a) the effective time of the merger;

      (b) termination of the merger agreement in accordance with its terms if the termination occurs prior to the occurrence of an initial triggering event, except in the case of the termination of the merger agreement by Zions as a result of an uncured and material breach by Eldorado of any of its representations, warranties, covenants or agreements;

      (c) the date that is 12 months after the termination of the merger agreement, if the termination occurs after the occurrence of an initial triggering event or is a termination by Zions as a result of an uncured and material breach by Eldorado of any of its representations, warranties, covenants or agreements; or

      (d) the date that is 12 months after a subsequent triggering event.

     As of the date of this proxy statement/prospectus, to the knowledge of Zions and Eldorado, no initial triggering event or subsequent triggering event has occurred.

REPURCHASE OF THE OPTION

     The option agreement permits Zions to require Eldorado to repurchase the option, and any shares purchased under the option, if a "repurchase event" occurs at a time after a subsequent triggering event has occurred, but prior to the occurrence of an exercise termination event. A "repurchase event" occurs (1) upon the completion of an acquisition transaction or (2) upon the acquisition by any person of the beneficial ownership of 50% or more of the then outstanding shares of Eldorado common stock (or 40% or more of the then outstanding shares if Eldorado has caused a violation of Section 6.07 of the merger agreement).

     From and after the occurrence of a repurchase event, following a request of the holder of the option, delivered prior to an exercise termination event, Eldorado, or any successor to Eldorado, will repurchase (1) the option from the holder at a price, the "option repurchase price", which is equal to

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

the amount by which the market/offer price exceeds the option price, multiplied by the number of shares for which the option may then be exercised and (2) at the request of the owner of shares purchased under the option, or "option shares", delivered prior to an exercise termination event (or such later period as permitted under the stock option agreement), the number of the option shares from the owner of those shares as the owner designates at a price, the "option share repurchase price", which is equal to the market/offer price multiplied by the number of option shares so designated.

     - The term "market/offer price" means the highest of:

      (a) the price per share of Eldorado common stock at which a tender offer or exchange offer for the Eldorado common stock has been made;

      (b) the price per share of Eldorado common stock to be paid by any third party under an agreement with Eldorado;

      (c) the highest closing price for shares of Eldorado common stock within the six-month period immediately preceding the date of the repurchase request; or

      (d) in the event of a sale of all or a substantial portion of Eldorado's assets or deposits, the sum of the net price paid in the sale for these assets and the current market value of the remaining net assets of Eldorado as determined by a nationally recognized investment banking firm divided by the number of shares of Eldorado common stock outstanding at the time of the sale.

SUBSTITUTE OPTION

     In some situations, the option will convert into an option to purchase the shares of a successor to Eldorado. If, prior to an exercise termination event, Eldorado enters into any agreement:

     - to consolidate with or merge into any person, other than Zions or one of its subsidiaries, unless Eldorado is the continuing or surviving corporation;

     - to permit any third party to merge into Eldorado where Eldorado is the continuing or surviving corporation and the then outstanding shares of Eldorado common stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or the then outstanding shares of Eldorado common stock after the merger will represent less than 50% of the outstanding voting shares and voting share equivalents of the merged corporation; or

     - to sell or otherwise transfer all or substantially all of its assets to any third party,

then the agreement governing any of these transactions must provide that, upon completion of the transaction, the Eldorado stock option will be converted into, or exchanged for, an option to purchase securities of either the acquiring person or any person that controls the acquiring person, depending on which entity is publicly traded or has securities registered under the Securities Exchange Act of 1934, as amended, on substantially the same terms as in the stock option agreement.

CASH SURRENDER VALUE

     Zions may, at any time during which Eldorado would be required to repurchase the option or any option shares, surrender the option (together with any option shares issued to and then owned by the holder of the option) to Eldorado in exchange for a cash payment equal to the option repurchase price.

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

MAXIMUM PROFIT LIMITATION

     The stock option agreement limits Zions' total profit to $9,907,829.

     - "Total profit" means the aggregate pretax amount:

      (a) received by Zions pursuant to Eldorado's repurchase of the option or the option shares after the occurrence of a repurchase event, less Zions' repurchase price for such option shares; and

      (b) the net cash amounts of the fair market value of any property received by Zions pursuant to the sale of option shares, including pursuant to a repurchase event, but in no case less than the fair market value of such option shares, less Zions' purchase price for such option shares.

     In addition, Zions may not exercise the stock option for a number of shares that would, as of the date of exercise, result in a notional total profit of more than $9,907,829 million. If exercise of the option would otherwise result in the notional total profit exceeding that amount, Zions, in its discretion, may take any of several permitted steps so that the notional total profit will not restrict any subsequent exercise of the option which at that time complies with this limitation. As used in the option agreement, "notional total profit" means, with respect to any number of option shares, the total profit, determined as of the date of the proposed exercise assuming that the option was exercised on that date for that number of shares, and assuming that those shares, together with all other option shares held by Zions and its affiliates as of that date, were sold for cash at the closing market price for the Zions common stock as of the close of business on the preceding trading day less customary brokerage commissions.

ADJUSTMENT

     The option agreement provides for adjustment to the number of shares and the exercise price of the option upon the occurrence of certain changes to the capital structure of Eldorado or certain other events or transactions.

                     RESTRICTIONS ON RESALES BY AFFILIATES

     Zions has registered the shares of common stock issuable to Eldorado stockholders in the merger under the Securities Act. Holders of these securities who are not deemed to be "affiliates", as defined in the rules promulgated under the Securities Act, of Zions or Eldorado may trade their shares freely without restriction.

     Any subsequent transfer of shares by any person who is an affiliate of Eldorado at the time of submission of the merger agreement to the Eldorado stockholders for their vote will, under existing law, require either:

     - the further registration under the Securities Act of the shares of Zions common stock to be transferred;

     - compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

     - the availability of another exemption from registration of the shares.

     An "affiliate" of Eldorado is a person who, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with Eldorado. We expect these restrictions to apply to the directors and executive officers of Eldorado and the holders of 10% or more of the Eldorado common stock and certain of their affiliates. The same restrictions apply to certain relatives or the spouses of those persons and any trust, estate, corporation or other entity in which those persons have a 10% or greater beneficial or equity interest. Zions will give stop transfer instructions to the transfer agent with respect to those shares of Zions common stock held by persons subject to these restrictions and Zions will place a legend on the certificates for their shares accordingly.

     Eldorado has agreed in the merger agreement to use its reasonable best efforts to cause each person who is an affiliate of Eldorado for purposes of Rule 145 under the Securities Act to deliver to Zions a written agreement intended to ensure compliance with the Securities Act.

     Specifically, Rule 145 provides that sales by an affiliate during any three-month period cannot exceed the greater of:

     - 1% of all of the shares of Zions common stock outstanding, and

     - the average weekly reported volume of trade Zions common stock on Nasdaq during the four calendar weeks preceding the proposed sale.

     Rule 145 also provides that sales by an affiliate must be made only in a broker's transaction or transactions directly with a market marker.

     These restrictions will cease to apply under most other circumstances if the affiliate has held the shares of common stock offered by this proxy statement/prospectus for resale for at least one year, provided that the person or entity is not then an affiliate of Zions.

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

                              THE MERGER AGREEMENT

     Set forth below is a description of certain of the terms and conditions of the merger agreement and related matters. This summary of the terms and conditions of the merger agreement is not complete and is qualified in its entirety by reference to the full text of the merger agreement set forth in Appendix A. The text of the merger agreement is incorporated by reference into this proxy statement/prospectus.

                                   THE MERGER

     The merger agreement was entered into by and between Zions and Eldorado as of December 14, 2000. Pursuant to the merger agreement, at the effective time, Eldorado will merge with and into Zions, with Zions being the surviving corporation in the merger. The separate corporate existence of Eldorado will then cease. See "The Merger -- General" on page 14.

                         REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary standard representations and warranties made by Eldorado and Zions with respect to their corporate authority and good standing, capitalization, regulatory status, tax matters, litigation and financial reports. Eldorado further made customary standard representations and warranties regarding its mortgage banking business, accounting matters, contracts, compliance, labor, employee benefit plans, environmental status, among other things.

              CONDUCT OF BUSINESS PENDING COMPLETION OF THE MERGER

ELDORADO

     Eldorado has agreed in the merger agreement, without the prior written consent of Zions, not to, and to cause its subsidiaries not to:

     - conduct the business of Eldorado and its subsidiaries other than in the ordinary and usual course or fail to use commercially reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates;

     - take any action that would adversely affect or delay the ability of Eldorado, Zions or any of their subsidiaries to perform any of their obligations on a timely basis under the merger agreement;

     - take any action reasonably likely to have a material adverse effect on Eldorado and its subsidiaries taken as a whole;

     - make any changes to the outstanding number of shares of Eldorado common stock or preferred stock, or rights to acquire Eldorado common stock or preferred stock, including through employee stock benefit plans;

     - declare or pay any dividend other than dividends from Eldorado subsidiaries on any shares of Eldorado common stock or adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, except that Eldorado was allowed to and did declare cash dividends to holders of common stock on December 29, 2000 and February 14, 2001, of $0.05 per share and Eldorado may also pay quarterly dividends in 2001 prior to the merger, provided that those dividends do not exceed the equivalent dividend paid by Zions to its shareholders;

     - enter into, amend or renew any employment or similar agreement with any director, officer or employee of Eldorado or its subsidiaries, or grant any wage increase or increase any employee benefit, subject to customary exceptions;

     - enter into, establish, adopt or amend any benefit plan in respect of any director, officer or employee of Eldorado or its subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

     - sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business in a non-material transaction;

     - acquire any portion of the assets, business, deposits or properties of any other entity, except in the ordinary course of business in a non-material transaction;

     - amend its or any of its subsidiaries' certificate or articles of incorporation or by-laws;

     - implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;

     - amend, enter into, materially modify or terminate any material contract, except in the ordinary course of business consistent with past practice;

     - generally settle any material claim, action or proceeding, except in the ordinary course of business consistent with past practice;

     - take any action while knowing that such action would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization for tax purposes;

     - knowingly take any action intended to result in any of its representations and warranties set forth in the merger agreement not being or becoming untrue, any of the conditions to the merger not being satisfied, or a material violation of any provision of the merger agreement except as required by applicable law or regulation;

     - change or implement any material change in its interest rate and other risk management policies, procedures or practices or fail to use commercially reasonable means recommended by Zions to avoid any material increase in its aggregate exposure to interest rate risk;

     - make or change any material tax election;

     - make any loan, loan commitment, renewal or extension to a loan commitment in an amount greater than $100,000 which, when aggregated with all such loans made by Eldorado and its subsidiaries to such person and any affiliates or immediate family members, exceeds $2 million without submitting loan package information first to California Bank & Trust for review with a right of comment before taking such action;

     - make any capital expenditures other than in the ordinary course of business consistent with past practice in amounts not exceeding $100,000 individually or $500,000 in the aggregate;

     - incur any indebtedness for borrowed money other than in the ordinary course of business; and

     - agree or commit to do any of the foregoing.

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

ZIONS

     Zions has agreed in the merger agreement, without the prior written consent of Eldorado, not to, and cause each of its subsidiaries not to:

     - take any action reasonably likely to have a material adverse effect on Zions ability to perform any of its material obligations under the merger agreement or materially delay consummation of the merger;

     - take any action while knowing that such action would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization for tax purposes;

     - knowingly take any action intended to result in any of its representations and warranties set forth in the merger agreement not being or becoming untrue, any of the conditions to the merger not being satisfied, or a material violation of any provision of the merger agreement; and

     - agree or commit to do any of the foregoing.

                               CERTAIN COVENANTS

STOCKHOLDER MEETING

     Eldorado has agreed to take all action necessary to convene an appropriate meeting of Eldorado stockholders to consider and vote upon the approval and adoption of the merger agreement and any other matters required to be approved by the Eldorado stockholders for consummation of the merger. Except to the extent legally required for the discharge by the Eldorado board of its fiduciary duties as advised by counsel to the Eldorado board, the Eldorado board will recommend that Eldorado stockholders approve the merger and any other matters required to be approved by the Eldorado stockholders for consummation of the merger.

CERTAIN FILINGS, CONSENTS AND ARRANGEMENTS

     Zions and Eldorado and their respective subsidiaries have agreed to use their reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of third parties and governmental authorities necessary to consummate the merger.

     Pursuant to the merger agreement, Zions and Eldorado, on their own behalf or on behalf of their subsidiaries, have made filings and applications for approval or waiver with the FDIC, the Federal Reserve Board and the California Commissioner in order to obtain all approvals, consents and waivers necessary or appropriate for the consummation of the transactions contemplated by the merger agreement.

ACCESS TO INFORMATION

     Upon reasonable notice, each party has agreed to give the other party access during normal business hours to the books, records, properties, personnel and to such other information as the requesting party may reasonably request. Each party has agreed that it will not use any information obtained pursuant to the merger agreement for any purpose unrelated to the consummation of the transactions contemplated by the merger agreement. In addition, subject to the requirements of law, each party has agreed to keep confidential all information obtained pursuant to the access described above, subject to customary exceptions.

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

COOPERATION

     Zions and Eldorado have agreed that they will cooperate and use their reasonable best efforts in good faith to effect all things necessary to complete the merger, the bank merger and all related transactions contemplated by the merger agreement.

INDEMNIFICATION AND LIABILITY INSURANCE

     Zions has agreed that it will indemnify and hold harmless each present and former director and officer of Eldorado or its subsidiaries against any costs or expenses, including reasonable attorneys' fees, judgments, fines, losses, claims, damages or liabilities, incurred in connection with any claim, action, suit, proceeding or investigation arising out of matters existing or occurring on or prior to the effective time (including with respect to the merger agreement or any of the transactions contemplated thereby) to the extent to which Eldorado is permitted to indemnify its directors and officers under Delaware law and the Eldorado certificate of incorporation and by-laws in effect on the date of the merger agreement, subject to listed conditions.

     In addition, for a period of four years after the effective date, Zions has agreed to retain the current (or obtain comparable) policies of directors' and officers' liability insurance maintained by Eldorado; provided that in no event will Zions be obligated to expend in connection therewith any amount per year in excess of 150% of the amount of the annual premiums paid as of the date of the merger agreement by Eldorado for such insurance. If the amount of the annual premiums needed to keep such insurance coverage exceeds the 150% limit, Zions has agreed to use its reasonable best efforts to obtain as much comparable insurance as is available for an annual premium equal to such limit.

ACQUISITION PROPOSALS

     Eldorado has agreed that neither it nor its subsidiaries nor any of their officers and directors will initiate, solicit or encourage inquiries or proposals with respect to, or engage in any negotiations concerning or provide any confidential information to, or have any discussions with, any person relating to, any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Eldorado or its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial position of the assets or deposits of, Eldorado or its subsidiaries, other than as contemplated by the merger agreement, except to the extent legally required for the discharge by the Eldorado board of its fiduciary duties.

                                   CONDITIONS

MUTUAL CONDITIONS

     The obligation of Zions and Eldorado to complete the merger is subject to the fulfillment or written waiver prior to the effective time of various conditions, including:

     - obtaining the approval of Eldorado stockholders;

     - obtaining all required regulatory approvals;

     - no adverse act by a governmental authority prohibiting consummation of the merger;

     - no stop order with respect to the registration statement has been issued by the SEC; and

     - completing all action necessary to quote and list shares of Zions common stock issued in the merger on Nasdaq.

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

ZIONS CONDITIONS

     The obligation of Zions to consummate the merger is subject to the fulfillment or written waiver prior to the effective time of additional conditions, including:

     - each of the representations and warranties of Eldorado contained in the merger agreement being true and correct, subject to a material adverse effect standard, and Zions having received an officers' certificate of Eldorado to that effect;

     - Eldorado having performed in all material respects all obligations required to be performed by it under the merger agreement and Zions having received an officers' certificate of Eldorado to that effect; and

     - Zions having received a tax opinion from its counsel.

ELDORADO CONDITIONS

     The obligation of Eldorado to consummate the merger is also subject to the fulfillment or written waiver prior to the effective time of additional conditions, including:

     - each of the representations and warranties of Zions contained in the merger agreement being true and correct, subject to a material adverse effect standard, and Eldorado having received an officers' certificate to that effect;

     - Zions having performed in all material respects all obligations required to be performed by it under the merger agreement and Eldorado's having received an officers' certificate to that effect; and

     - Eldorado having received a tax opinion from its counsel.

                                  TERMINATION

     Prior to the effective time, the merger agreement may be terminated, and the merger abandoned:

     - by our mutual consent;

     - by either of us, in the event of a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, provided that the breach would be reasonably likely individually or in the aggregate to result in a material adverse effect and the appropriate curing time has expired;

     - by either of us, in the event that the merger is not consummated by June 30, 2001 except to the extent that the failure to consummate the merger arises out of or results from the knowing action or inaction of the party seeking to terminate the merger because of the delay;

     - by either of us in the event the approval of the Eldorado stockholders is not obtained or the approval by any governmental authority required for consummation of the merger is denied and is nonappealable; or

     - by Zions if the Eldorado board fails to recommend approval of the merger agreement and any other matters required to be approved by Eldorado stockholders for consummation of the merger.

     In the event of termination of the merger agreement by either of us as provided above, neither Zions nor Eldorado will have any liability or further obligation to the other party except:

     - for Zions' rights, if any, pursuant to the Eldorado stock option agreement;

     - for Eldorado's right under certain circumstances to reimbursement of expenses not to exceed $500,000;

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

     - to the extent the merger agreement specifically provides that certain covenants survive such termination; and

     - that such termination will not relieve a breaching party from liability for any breach of the merger agreement giving rise to such termination.

                              WAIVER AND AMENDMENT

     Prior to the effective time, any provision of the merger agreement may be waived by the party benefited by the provision, or amended or modified at any time, by written agreement between the parties, except that after the special meeting, the merger agreement may not be amended if it would violate Utah or Delaware law or reduce the consideration to be received by Eldorado stockholders in the merger.

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

                                 THE COMPANIES

                              ZIONS BANCORPORATION

     Zions Bancorporation, a Utah corporation, is a registered bank holding company headquartered in Salt Lake City, Utah. Zions is the parent holding company of Zions First National Bank, California Bank & Trust, National Bank of Arizona, Vectra Bank Colorado, N.A., Nevada State Bank, and The Commerce Bank of Washington, N.A. The principal asset of Zions is all of the outstanding shares of common stock of its subsidiary banks, and its principal source of revenue is dividends it receives from its subsidiary banks. Through its subsidiaries, Zions operates 381 branches in the states of Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah, and Washington.

     The banking business is extremely competitive, and Zions' banking subsidiaries encounter intense competition from other financial institutions located within their respective market area. In addition, Zions' banking subsidiaries compete not only with other commercial banks but also with other financial institutions such as thrifts, credit unions, money market and mutual funds, insurance companies, brokerage firms, and a variety of other companies offering financial services. Some of these financial services providers are located outside their respective market areas.

     Zions' principal executive offices are located at One South Main, Suite 1380, Salt Lake City, Utah 84111, and its telephone number is (801) 524-4787.

                           ELDORADO BANCSHARES, INC.

     Eldorado Bancshares, Inc. is a Delaware corporation and registered bank holding company under the Bank Holding Company Act. Through its two operating subsidiaries, Eldorado Bank and Antelope Valley Bank, Eldorado offers a broad range of commercial banking products and services to business and retail customers. Eldorado's 24 full service offices are located primarily in southern California and the Sacramento area of northern California. Eldorado Bank also operates one loan production office located in Brea, California.

     Eldorado's products include commercial, consumer and real estate loans, and a broad range of deposit products and other non-deposit banking services. As of September 30, 2000, Eldorado, on a consolidated basis, had total assets of $1.3 billion, deposits of $1.0 billion and tangible stockholders' equity of $69.3 million. Active full-time equivalent employees totaled 405 at September 30, 2000.

     The key elements of Eldorado's strategic plan have been and continue to be:

     - building and enhancing an attractive community banking franchise through the acquisition of community banks primarily, but not exclusively, in and around its southern California base;

     - improving core profitability primarily by increasing its sources and volume of fee income, including fees derived from originating and servicing SBA loans, and expanding and diversifying its base of relatively low cost funds; and

     - maintaining a strong balance sheet by seeking to manage the risk of credit-related losses and to continue to meet the "well capitalized" regulatory standards.

     Eldorado's principal executive offices are located at 24012 Calle de la Plata, Suite 340, Laguna Hills, California 92653, and its telephone number is
(949) 699-4344.

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

                           REGULATION AND SUPERVISION

     The following discussion sets forth a summary of the regulatory framework applicable to bank holding companies, state-chartered banks which are members of the Federal Reserve System and state-chartered banks which are not members of the Federal Reserve System, and provides certain specific information relevant to Zions, California Bank & Trust, Eldorado, Antelope Valley Bank and Eldorado Bank. This regulatory framework is primarily intended for the protection of depositors and the deposit insurance funds that insure bank deposits, and is not intended for the protection of stockholders. The following information summarizes various statutory and regulatory provisions, and it is qualified in its entirety by reference to those provisions. A change in the statutes, regulations, or regulatory policies applicable to Zions, California Bank & Trust, Eldorado, Antelope Valley Bank or Eldorado Bank may have a material effect on the business of these entities.

     Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, limit borrowing by Zions from California Bank & Trust and by Eldorado from Antelope Valley Bank and Eldorado Bank, and also limit various other transactions between California Bank & Trust and Zions and between Antelope Valley Bank and Eldorado Bank and Eldorado. For example, Section 23A of the Federal Reserve Act limits the aggregate outstanding amount of any insured bank's loans to and other "covered transactions" with any particular non-bank affiliate to no more than 10% of its total capital and limits the aggregate outstanding amount of any insured bank's covered transactions with all of its non-bank affiliates to no more than 20% of its total capital. Section 23A of the Federal Reserve Act also generally requires that an insured bank's loans to its non-bank affiliates be secured, and Section 23B of the Federal Reserve Act generally requires that an insured bank's transactions with its non-bank affiliates be on arm's-length terms.

     As banks organized under the laws of the state of California which are not members of the Federal Reserve System, Antelope Valley Bank and California Bank & Trust are subject to supervision, regulation and examination by the California Department of Financial Institutions and the FDIC. As a bank organized under the laws of the state of California and a member of the Federal Reserve System, Eldorado Bank is subject to supervision, regulation and examination by the California Department of Financial Institutions and the Federal Reserve Board. California Bank & Trust, Antelope Valley Bank and Eldorado Bank are subject to extensive federal statutes and regulations that significantly affect their respective business and activities. California Bank & Trust, Antelope Valley Bank and Eldorado Bank must file reports with their regulators concerning their activities and financial condition and obtain regulatory approval to enter into certain transactions. California Bank & Trust, Antelope Valley Bank and Eldorado Bank are subject to periodic examinations by their respective regulators to ascertain compliance with various regulatory requirements. Other applicable statutes and regulations relate to insurance of deposits, allowable investments, loans, acceptance of deposits, trust activities, mergers, consolidations, payment of dividends, capital requirements, reserves against deposits, establishment of branches and certain other facilities, limitations on loans to one borrower and loans to affiliated persons, and other aspects of the business of banks. Recent federal legislation has instructed federal agencies to adopt standards or guidelines governing banks' internal controls, information systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits, asset quality, earnings and stock valuation, and other matters. Legislation adopted in 1994 gives the federal banking agencies greater flexibility in implementing standards on asset quality, earnings, and stock valuation. Regulatory authorities have broad flexibility to initiate proceedings designed to prohibit banks from engaging in unlawful activities and in unsafe and unsound banking practices.

     California Bank & Trust, Antelope Valley Bank and Eldorado Bank are also affected by various other governmental requirements and regulations, general economic conditions and the fiscal and monetary policies of the federal government and the Federal Reserve Board. The monetary policies of the Federal Reserve Board influence to a significant extent the overall growth of loans, investments, deposits, interest rates charged on loans and interest rates paid on deposits. The nature and impact of future changes in monetary policies are often not predictable.

                          SUPPORT OF SUBSIDIARY BANKS

     Under current Federal Reserve Board policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks by standing ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The support expected by the Federal Reserve Board may be required at times when the bank holding company may not have the resources or inclination to provide it.

     In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to priority of payment. If a default occurred with respect to a bank, any capital loans to the bank from its parent holding company would be subordinate in right of payment to payment of the bank's depositors and certain of its other obligations.

                     LIABILITY OF COMMONLY CONTROLLED BANKS

     Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution, or any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" generally is defined as the appointment of a conservator or receiver, and "in danger of default" generally is defined as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

                              CAPITAL REQUIREMENTS

     Each of Zions and Eldorado are subject to risk-based capital requirements and guidelines imposed by the Federal Reserve Board, which are substantially similar to the capital requirements and guidelines imposed by the Federal Reserve Board, the OCC, the Office of Thrift Supervision and the FDIC on the depository institutions within their respective jurisdictions.

     For this purpose, a bank's or bank holding company's assets and certain specified off-balance sheet commitments are assigned to four risk categories, each weighted differently based on the level of credit risk that is ascribed to those assets or commitments. In addition, risk-weighted assets are adjusted for low-level recourse and market-risk equivalent assets. A bank's or bank holding company's capital, in turn, includes the following tiers:

     - core ("Tier 1") capital, which includes common equity, non-cumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill, certain identifiable intangible assets, and certain other assets;

     - supplementary ("Tier 2") capital, which includes, among other items, perpetual preferred stock not meeting the Tier 1 definition, mandatory convertible securities, subordinated debt and allowances for loan and lease losses, subject to certain limitations, less certain required deductions; and

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

     - market risk ("Tier 3") capital, which includes qualifying unsecured subordinated debt.

     Each of Zions and Eldorado, like other bank holding companies, are required to maintain Tier 1 and "total capital" (the sum of Tier 1, Tier 2 and Tier 3 capital, less certain deductions) equal to at least 4% and 8% of their total risk-weighted assets (including certain off-balance-sheet items, such as unused lending commitments and standby letters of credit), respectively. In addition, in order for a holding company or depository institution to be considered "well capitalized" for regulatory purposes, its Tier 1 and total capital ratios must be 6% and 10% on a risk-adjusted basis, respectively. At September 30, 2000, Zions met both requirements and was "well capitalized", with Tier 1 and total capital equal to 8.35% and 10.85%, respectively, of total risk-weighted assets. At September 30, 2000, Eldorado met both requirements and was "well capitalized", with Tier 1 and total capital equal to 11.13% and 12.28%, respectively, of total risk-weighted assets.

     The Federal Reserve Board and the FDIC have adopted rules to incorporate market and interest rate risk components into their risk-based capital standards. Under recent amendments to the market-risk requirements, capital must be allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

     The Federal Reserve Board also requires bank holding companies to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3% if the bank holding company has the highest regulatory rating and meets certain other requirements, or of 3% plus an additional cushion of at least 1 - 2% if the bank holding company does not meet these requirements. At September 30, 2000, Zions' leverage ratio was 6.16% and Eldorado's was 9.17%.

     The Federal Reserve Board may set capital requirements higher than the minimums noted above for holding companies whose circumstances warrant it. For example, bank holding companies experiencing or anticipating significant growth may be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it will consider a "Tangible Tier 1 leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities or when a bank holding company faces unusual or abnormal risks.

     Each of California Bank & Trust, Antelope Valley Bank and Eldorado Bank are subject to similar risk-based and leverage capital requirements adopted by its applicable federal banking agency, and each was in compliance with the applicable capital requirements as of September 30, 2000. Moreover, as of September 30, 2000, California Bank & Trust, Antelope Valley Bank and Eldorado Bank were all "well-capitalized", based on the ratios and guidelines described above. It should be noted, however, that a bank's capital category is determined solely for the purpose of applying prompt corrective action regulations of its primary federal banking regulator, and that the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects.

     Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. The Federal Deposit Insurance Corporation Improvements Act of 1991, or the FDICIA, among other things, identifies five capital categories for insured banks -- well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized -- and requires federal bank regulatory agencies to implement systems for "prompt corrective action" for insured banks that do not meet minimum capital requirements based on these categories. The FDICIA imposes progressively more restrictive constraints on operations, management, and capital distributions, depending on the category in which an institution is classified. Unless a bank is well capitalized, it is subject to restrictions on its ability to offer brokered deposits, on "pass-through" insurance coverage for certain of its accounts, and on certain other aspects of its operations. The FDICIA generally prohibits a bank from paying any dividend or making any capital distribution or paying any management fee to its holding company if the bank would thereafter be undercapitalized. An undercapitalized bank is subject to regulatory monitoring and may be required to divest itself of or liquidate subsidiaries. Holding companies of such institutions may be required to divest themselves of such institutions or divest themselves of or liquidate other affiliates. An undercapitalized bank must develop a capital restoration plan, and its parent bank holding company must guarantee the bank's compliance with the plan up to the lesser of 5% of the bank's assets at the time it became undercapitalized or the amount needed to comply with the plan. Critically undercapitalized institutions are prohibited from making payments of principal and interest on subordinated debt and are generally subject to the mandatory appointment of a conservator or receiver.

                             DIVIDEND RESTRICTIONS

     Zions is a legal entity separate and distinct from California Bank & Trust. Similarly, Eldorado is a legal entity separate and distinct from Antelope Valley Bank and Eldorado Bank. In general, under Delaware and Utah law, Zions and Eldorado cannot pay a cash dividend if such payment would render either insolvent. In addition, in connection with its acquisition of Eldorado Bancorp in June 1997, Eldorado committed not to pay common stock dividends without the prior approval of the Federal Reserve Board. The revenues of Zions consist primarily of dividends paid by California Bank & Trust and by its other bank and nonbank affiliates. The revenues of Eldorado consist solely of dividends paid by Antelope Valley Bank and Eldorado Bank. Various federal and state statutory provisions limit the amount of dividends California Bank & Trust and its other bank affiliates can pay to Zions and Antelope Valley Bank and Eldorado Bank can pay to Eldorado without regulatory approval.

     The approval of the Federal Reserve Board is required for any dividend by a state-chartered bank that is a member of the Federal Reserve System (a "state member bank") if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits (as defined by regulatory agencies) for such year combined with its retained net profits for the preceding two years. In addition, a state member bank may not pay a dividend in an amount greater than its net profits then on hand. At September 30, 2000, approximately $65.1 million of the total shareholders' equity of Zions banking subsidiaries was available for payment of dividends to Zions without approval by government regulators, while up to $75.7 million could be paid with approval by the applicable regulatory authority and still leave the banks "well capitalized". In addition, Zions' non-bank subsidiaries could have declared dividends totaling $13.6 million at September 30, 2000. At September 30, 2000, $45.3 million of shareholder's equity at Antelope Valley Bank was available for payment of dividends to Eldorado without the approval of the California Commissioner. At September 30, 2000, $12.1 million of shareholder's equity at Eldorado Bank was available for payment of dividends to Eldorado with prior regulatory approval.

     In addition, federal bank regulatory authorities have authority to prohibit California Bank & Trust, Antelope Valley Bank and Eldorado Bank from engaging in an unsafe or unsound practice in conducting their business. Depending upon the financial condition of the bank in question, the payment of dividends could be deemed to constitute an unsafe or unsound practice. The ability of California Bank & Trust or Antelope Valley Bank and Eldorado Bank to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines.

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

                         DEPOSIT INSURANCE ASSESSMENTS

     The deposits of California Bank & Trust, Antelope Valley Bank and Eldorado Bank are insured up to regulatory limits by the FDIC and, accordingly, are subject to deposit insurance assessments to maintain the Bank Insurance Fund, administered by the FDIC. The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Under this system, the FDIC places each insured bank in one of nine risk categories based on the bank's capitalization and supervisory evaluations provided to the FDIC by the institution's primary federal regulator. Each insured bank's insurance assessment rate is then determined by the risk category in which it is classified by the FDIC.

     The annual insurance premiums on bank deposits insured by the Bank Insurance Fund vary between $0.00 per $100 of deposits for banks classified in the highest capital and supervisory evaluation categories to $0.27 per $100 of deposits for banks classified in the lowest capital and supervisory evaluation categories. Bank Insurance Fund assessment rates are subject to semi-annual adjustment by the FDIC within a range of up to five basis points without public comment. The FDIC also possesses authority to impose special assessments from time to time.

     The Deposit Insurance Funds Act provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the Bank Insurance Fund (in addition to assessments currently imposed on depository institutions with respect to Bank Insurance Fund-insured deposits) to pay for the cost of Financing Corporation funding. The Financing Corporation assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC insurance funds and do not vary depending upon a depository institution's capitalization or supervisory evaluations.

                              CONTROL ACQUISITIONS

     The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company, unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, such that Zions or Eldorado would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

     In addition, a company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of any class of outstanding common stock of a bank or bank holding company, such as Zions or Eldorado, or otherwise obtaining control or a "controlling influence" over that bank or bank holding company. However, regulations of the Federal Reserve Board generally exempt from such approval requirement a merger, such as that proposed here, of an operating bank that is a subsidiary of a bank holding company with another bank if the transaction requires the prior approval of a federal bank regulatory agency under the federal Bank Merger Act and does not involve the acquisition of shares of a bank.

                            FINANCIAL MODERNIZATION

     On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act which permits qualifying bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or complementary thereto, as determined by the Federal Reserve Board. A bank holding company may elect to become a financial holding company if each of its subsidiary banks (a) is well capitalized under the prompt corrective action provisions of FDICIA, (b) is well managed, and (c) has at least a satisfactory rating under the Community Reinvestment Act, or the CRA. The Gramm-Leach-Bliley Act identifies several activities as "financial in nature", including, among others, insurance underwriting and agency, investment advisory services, and underwriting, dealing in or making a market in securities. Under the Gramm-Leach-Bliley Act, subject to limitations on investment, a national bank may, through a financial subsidiary of the bank, engage in activities that are financial in nature, or incidental thereto, including, among others, insurance underwriting, insurance company portfolio investment, and if the bank is well capitalized, well managed and has at least a satisfactory CRA rating, real estate development and real estate investment. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of a non-banking subsidiary or subsidiaries. A bank holding company which does not elect to become a financial holding company may continue to engage in activities approved for bank holding companies by the Federal Reserve Board prior to enactment of the Gramm-Leach-Bliley Act.

     The Gramm-Leach-Bliley Act does not significantly alter the regulatory regimes under which Zions, California Bank & Trust, Eldorado, Antelope Valley Bank and Eldorado Bank currently operate, as we describe above. Using the financial holding company structure, insurance companies and securities firms may acquire bank holding companies such as Zions and Eldorado and may compete more directly with banks or bank holding companies. Zions has not, at this time, made any decisions with respect to whether it will elect to become a financial holding company under the Gramm-Leach-Bliley Act.

                               FUTURE LEGISLATION

     Various legislation, including proposals to substantially change the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced in Congress. This legislation may change banking statutes and the operating environment of the combined bank and its affiliates in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Neither Zions nor Eldorado can accurately predict whether any of this potential legislation will ultimately be enacted, and, if enacted, the ultimate effect that it, or implementing regulations, would have upon the financial condition or results of operations of the combined bank holding company or any of its affiliates.

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                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following summary of the material federal income tax consequences of the merger to Eldorado stockholders who hold shares of Eldorado common stock as capital assets deals only with holders who are citizens or residents of the United States, domestic corporations or otherwise subject to United States federal income tax on a net income basis in respect of shares of Eldorado common stock. This summary may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in stocks and securities, persons who acquired or acquire shares of Eldorado common stock pursuant to the exercise of employee stock options or otherwise as compensation, and persons who hold shares of Eldorado common stock in a hedging transaction or as part of a straddle or conversion transaction. In addition, the summary does not address state, local, or foreign tax consequences of the merger. Consequently, each stockholder of Eldorado should consult his or her own tax advisor as to the specific tax consequences of the merger to him or her.

     This summary is based on current law and represents the opinion of Nutter, McClennen & Fish, LLP, counsel to Eldorado. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. This summary is based upon assumptions and representations made by Zions and Eldorado, which representations have been relied upon by counsel and assumed to be true, correct, and complete. Zions does not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

                         TAX CONSEQUENCES OF THE MERGER

     It is a condition to the merger that Zions receive an opinion of its special counsel, Sullivan & Cromwell that:

     - the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

     - each of Zions and Eldorado will be parties to that reorganization within the meaning of Section 368(b) of the Code.

     It is also a condition to the merger with Zions that Eldorado receive an opinion of its counsel, Nutter McClennen & Fish, LLP, that:

     - the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

     - each of Zions and Eldorado will be parties to that reorganization within the meaning of Section 368(b) of the Code; and

     - no gain or loss will be recognized by stockholders of Eldorado who receive shares of Zions common stock in exchange for shares of Eldorado common stock, except with respect to cash received in lieu of fractional share interests.

     Such opinions will be based in part upon assumptions and representations contained in letters received from Zions and Eldorado, which representations Sullivan & Cromwell and Nutter, McClennen & Fish, LLP will assume to be true, correct, and complete. The tax opinions will not be binding on the Internal Revenue Service or the courts, either of which could take a contrary position, and there can be no assurance that the Internal Revenue Service will not contest the conclusions expressed in the opinions. Under the terms of the merger agreement, the conditions to the merger, including receipt by each party of opinions of counsel relating to tax matters, may generally be waived by Zions or Eldorado, as applicable. As of the date of this proxy statement/prospectus, neither Zions nor Eldorado intends to waive the conditions as to the receipt of opinions of counsel on tax matters.

     Assuming that the merger is consummated in accordance with the merger agreement, the following federal income tax consequences will occur:

     - The merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

     - each of Zions and Eldorado will be a party to the reorganization within the meaning of Section 368(b) of the Code;

     - No gain or loss will be recognized by an Eldorado stockholder who receives shares of Zions common stock in exchange for Eldorado common stock, except with respect to cash received in lieu of fractional share interests;

     - The aggregate tax basis of shares of Zions common stock received by an Eldorado stockholder pursuant to the merger will be the same as the aggregate tax basis of the shares of Eldorado common stock exchanged less any basis attributable to fractional shares for which cash is received; and

     - The holding period of shares of Zions common stock received by an Eldorado stockholder pursuant to the merger will include the holding period of the Eldorado common stock exchanged therefor.

       CASH RECEIVED IN LIEU OF A FRACTIONAL SHARE OF ZIONS COMMON STOCK

     An Eldorado stockholder who receives cash in lieu of a fractional share of Zions common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Zions subject to Section 302 of the Code. As a result, an Eldorado stockholder will generally recognize gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of Zions common stock allocable to his or her fractional interest. This gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the holding period for such shares is greater than one year. Long-term capital gain of a non-corporate holder is generally subject to tax at a maximum federal tax rate of 20%.

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF ELDORADO COMMON STOCK AND OTHER FACTORS, EACH SUCH HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THE HOLDER, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                       COMPARISON OF SHAREHOLDERS' RIGHTS

                                    GENERAL

     Zions is incorporated under the laws of the state of Utah, and accordingly, the rights of Zions shareholders are governed by the Zions restated articles of incorporation, as amended, the Zions restated by-laws and the laws of the state of Utah. Eldorado is incorporated under the laws of the state of Delaware and accordingly, the rights of Eldorado stockholders are governed by Eldorado's amended and restated certificate of incorporation and by-laws and the laws of the state of Delaware. As a result of the merger, Eldorado stockholders will become shareholders of the combined company, and following the merger, the rights of Eldorado stockholders will be governed by the laws of the state of Utah, the articles of incorporation and the by-laws of Zions.

                       COMPARISON OF SHAREHOLDERS' RIGHTS

     Set forth on the following pages is a summary comparison of material differences among the rights of an Eldorado stockholder under Eldorado's certificate of incorporation and by-laws (right column), the rights of a Zions shareholder under Zions articles of incorporation and by-laws (left column), and the rights of a combined company shareholder following the merger (middle column). The summary set forth below is not intended to provide a comprehensive summary of each company's governing documents. This summary is qualified in its entirety by reference to the full text of each of such documents.

------------------------------------------------------------------------------------------------------------
                 ZIONS                        COMBINED COMPANY                      ELDORADO
------------------------------------------------------------------------------------------------------------
                                               CAPITAL STOCK
------------------------------------------------------------------------------------------------------------
                                             AUTHORIZED CAPITAL
------------------------------------------------------------------------------------------------------------
    200,000,000 shares of common stock, no par value                    - 35,000,000 shares of common
                                                                          stock, par value $0.01 per
                                                                          share.
                                                                        - 5,000,000 shares of non-voting
                                                                          common stock, par value $0.01
                                                                          per share.
------------------------------------------------------------------------------------------------------------
    3,000,000 shares of preferred stock, no par value                   1,500,000 shares of preferred
                                                                        stock, par value $0.01 per
                                                                        share.
------------------------------------------------------------------------------------------------------------
                                               ISSUED CAPITAL
------------------------------------------------------------------------------------------------------------
    As of September 30, 2000,         Based on the number of shares of  As of September 30, 2000,
    86,964,292 shares of Zions        Zions common stock and Eldorado   14,141,227 shares of Eldorado
    common stock were issued and      common stock outstanding as of    common stock were issued and
    outstanding and no shares of      September 30, 2000 and assuming   outstanding.
    Zions preferred stock were        no new issuances of shares,
    issued and outstanding.           approximately 90,216,774 million
                                      shares of common stock of Zions
                                      will be issued and outstanding
                                      after the merger.
------------------------------------------------------------------------------------------------------------
                                                SHAREHOLDERS
------------------------------------------------------------------------------------------------------------
                                              SPECIAL MEETINGS
------------------------------------------------------------------------------------------------------------
    Only the President or the board of directors may call special       The President, the board, and
    meetings of shareholders.                                           the holders of 10% or more of
                                                                        all the votes entitled to be
                                                                        cast who deliver to the
                                                                        corporation's Secretary a
                                                                        written demand for a special
                                                                        meeting, may all call a special
                                                                        meeting of stockholders.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                 ZIONS                        COMBINED COMPANY                      ELDORADO
------------------------------------------------------------------------------------------------------------
                                   SHAREHOLDER ACTION BY WRITTEN CONSENT
------------------------------------------------------------------------------------------------------------
    Under Utah law, it is permitted if written consents to taking an    Not permitted, as long as
    action without a meeting are given by holders of outstanding        Eldorado has a class of stock
    shares having not less than the minimum number of votes necessary   registered under the Exchange
    to take such action at a meeting at which all shares entitled to    Act, unless the action has been
    vote thereon were present and voted. Directors may only be elected  approved or declared advisable
    by unanimous written consent of all the shares entitled to vote.    by a resolution of the board of
                                                                        directors.
------------------------------------------------------------------------------------------------------------
                                           SHAREHOLDER PROPOSALS
------------------------------------------------------------------------------------------------------------
    Notice of any proposal to be presented by a shareholder or of any   No specific provisions in
    person to be nominated as a director must be given at least 120     Eldorado's charter documents.
    days before the shareholder meeting. Nominations must include the   The SEC proxy rules require that
    name of the shareholder, the number and class of stock owned by     any proposal be received not
    the shareholder, the information regarding the shareholder          less than 120 calendar days
    required by Regulation S-K of the Securities Act, a signed consent  before the date of Eldorado's
    of the shareholder, the shareholder's name and address and the      proxy statement released to
    number of shares and class of stock owned by the shareholder.       stockholders in connection with
                                                                        the previous year's annual
                                                                        meeting, subject to certain
                                                                        conditions. For a special
                                                                        meeting of stockholders, the
                                                                        deadline for submitting a
                                                                        proposal is a reasonable time
                                                                        before Eldorado prints and mails
                                                                        proxy materials.
------------------------------------------------------------------------------------------------------------
                                       VOTING RIGHTS AND REQUIREMENTS
------------------------------------------------------------------------------------------------------------
    Under Utah law, unless otherwise provided in the articles of
    incorporation:                                                      Stockholders are entitled to one
    - directors are elected by a plurality of the votes cast by the     vote for each share of common
    shares entitled to vote and                                         stock on record for all matters.
    - shareholders do not have a right to cumulate their votes.         Non-voting common stock has no
    Shareholders are entitled to one vote for each share on record for  right to vote. However, no provision of the certificate of
      all matters.                                                      incorporation may be amended,
                                                                        altered or repealed in any
                                                                        manner without the affirmative
                                                                        vote of the majority of the
                                                                        holders of the outstanding
                                                                        shares of non-voting common
                                                                        stock, if such provision would
                                                                        alter or change the power,
                                                                        preferences or rights of the
                                                                        holders of outstanding shares of
                                                                        non-voting common stock so as to
                                                                        affect them adversely. There are
                                                                        currently no outstanding shares
                                                                        of non-voting common stock.
                                                                        Directors are elected by an
                                                                        affirmative vote of the shares
                                                                        represented at a meeting and
                                                                        entitled to vote, assuming a
                                                                        majority of the shares entitled
                                                                        to vote are present or
                                                                        represented at the meeting.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                 ZIONS                        COMBINED COMPANY                      ELDORADO
------------------------------------------------------------------------------------------------------------
                                     RESTRICTIONS ON SHAREHOLDER ACTION
------------------------------------------------------------------------------------------------------------
    The vote of at least 80% of the voting power of all shares outstanding and entitled to vote is required to approve certain transactions with individuals holding over 10% of the voting power
    of Zions, unless:                                                   No restrictions on stockholder
    - approved by certain incumbent directors; or                       transactions, except that no
    - the transaction results in a price higher than the highest price  provision of the certificate of
    the related shareholder paid, the related shareholder has not       incorporation may be amended,
      acquired additional shares, and received certain non-pro rata     altered or repealed in any
      benefits or caused certain changes in Zions' business or capital  manner without the affirmative vote of the majority of the
      structure.                                                        holders of the outstanding
    These transactions include:                                         shares of non-voting common
    - a merger, consolidation, sale of substantially all assets of      stock, if such provision would
    Zions or a subsidiary;                                              alter or change the power,
    - the issuance of securities of Zions with a fair market value of   preferences or rights of the
    $5,000,000 or more;                                                 holders of outstanding shares of
    - any reclassification or recapitalization resulting in increased   non-voting common stock so as to
    voting power for the 10% shareholder; or                            affect them adversely. There are
    - any liquidation, spin-off, split-off, split-up or dissolution of  currently no outstanding shares of non-voting common stock.
    Zions.
------------------------------------------------------------------------------------------------------------
                                              DIVIDEND RIGHTS
------------------------------------------------------------------------------------------------------------
    Under Utah law, a corporation is generally permitted, subject to    Dividends may be declared on
    restriction in its articles of incorporation, to declare and pay    then- outstanding common stock
    dividends in cash or property, but only if the corporation is       and non- voting common stock, on
    solvent and payment would not render the corporation insolvent.     a pari passu basis, from funds
    The Zions articles of incorporation place no further restrictions   lawfully available therefor when
    on distributions.                                                   determined by the board, and
                                                                        subject to any preferential
                                                                        dividend rights of any
                                                                        then-outstanding preferred
                                                                        stock. No dividends shall be
                                                                        declared or paid on common stock
                                                                        unless they shall be declared or
                                                                        paid, as applicable, in equal
                                                                        per-share amounts on the non-
                                                                        voting common stock, and vice
                                                                        versa. Under Delaware law, the
                                                                        board, subject to the
                                                                        restrictions listed above, may
                                                                        declare and pay dividends upon
                                                                        the shares of its capital stock
                                                                        either (1) out of its surplus or
                                                                        (2) in case there is no surplus,
                                                                        out of its net profits for the
                                                                        fiscal year in which the
                                                                        dividend is declared and/or the
                                                                        preceding fiscal year. If the
                                                                        capital of the corporation shall
                                                                        have been diminished to an
                                                                        amount less than the aggregate
                                                                        amount of the capital stock, the
                                                                        board shall not pay any
                                                                        dividends out of such net
                                                                        profits until the deficiency in
                                                                        the amount of capital shall have
                                                                        been repaired.
------------------------------------------------------------------------------------------------------------
                                             BOARD OF DIRECTORS
------------------------------------------------------------------------------------------------------------
                                               CLASSIFICATION
------------------------------------------------------------------------------------------------------------
    Directors are divided into three classes, with each class serving   All directors are elected
    a three-year term. Each class is as nearly equal in size as         annually.
    possible.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                 ZIONS                        COMBINED COMPANY                      ELDORADO
------------------------------------------------------------------------------------------------------------
                                            NUMBER OF DIRECTORS
------------------------------------------------------------------------------------------------------------
    No fewer than three and no more than 15.                            No fewer than six and no more
                                                                        than 11.
------------------------------------------------------------------------------------------------------------
                                              SPECIAL MEETINGS
------------------------------------------------------------------------------------------------------------
    The President or a majority of the board may call a special         The President, the Chairman of
    meeting of the board.                                               the board, or any two directors
                                                                        may call special meetings of the
                                                                        board.
------------------------------------------------------------------------------------------------------------
                                      EXECUTIVE COMMITTEE OF THE BOARD
------------------------------------------------------------------------------------------------------------
    The board may designate three directors as an executive committee.
    The committee may exercise any power of the board except that it    The board may, in a resolution
    may not:                                                            passed by a majority of the
    - amend the articles of incorporation or by-laws of Zions;          whole board, designate one or
    - adopt a plan of merger or consolidation; or                       more committees of one or more
    - recommend to stockholders the disposition of substantially all    of Eldorado's directors.
                                                                        However, no committee may:
    assets.                                                             - amend the certificate of
                                                                          incorporation or by-laws of
                                                                          Eldorado;
                                                                        - adopt a plan of merger or
                                                                          consolidation; or
                                                                        - recommend to stockholders the
                                                                          sale, lease or exchange of
                                                                          substantially all assets, the
                                                                          dissolution of Eldorado or the
                                                                          revocation of a dissolution.
------------------------------------------------------------------------------------------------------------
                                            REMOVAL OF DIRECTORS
------------------------------------------------------------------------------------------------------------
    A director may only be removed by the affirmative vote of           A director may be removed with
    two-thirds of the issued and outstanding shares at an election of   or without cause by the
    directors.                                                          affirmative vote of a majority
                                                                        of the shares present at a
                                                                        stockholder meeting held for
                                                                        that purpose.
------------------------------------------------------------------------------------------------------------
                                 VACANCIES AND NEWLY CREATED DIRECTORSHIPS
------------------------------------------------------------------------------------------------------------
    The board may fill vacancies or newly created directorships by a majority of the directors then in office.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                 ZIONS                        COMBINED COMPANY                      ELDORADO
------------------------------------------------------------------------------------------------------------
                                             DIRECTOR LIABILITY
------------------------------------------------------------------------------------------------------------
    Under the Zions articles of incorporation, no liability for         Under the Eldorado certificate
    monetary damages for breach of fiduciary duty except:               of incorporation, no liability
    - for any breach of the director's duty of loyalty;                 for monetary damages for breach
    - for knowing violation of law; or                                  of fiduciary duty except to the
    - for any transaction from which the director derived improper      extent that such exculpation
    personal benefit.                                                   from liability is not permitted
                                                                        under the DGCL which, as of the
                                                                        date of this proxy statement,
                                                                        does not permit monetary damages
                                                                        for:
                                                                        - any breach of the director's
                                                                        duty of loyalty to the
                                                                          corporation or its
                                                                          stockholders;
                                                                        - for acts or omissions not in
                                                                        good faith or which involve
                                                                          intentional misconduct or a
                                                                          knowing violation of law;
                                                                        - unlawful payments of dividends
                                                                        or stock purchase redemptions
                                                                          under DGCL sec. 174; and
                                                                        - any transaction from which the
                                                                          director derived improper
                                                                          personal benefit.
------------------------------------------------------------------------------------------------------------
                                      AMENDMENTS OF CHARTER DOCUMENTS
------------------------------------------------------------------------------------------------------------
                                         ARTICLES OF INCORPORATION
------------------------------------------------------------------------------------------------------------
    In general, amendments to the articles of incorporation require only a majority vote of the stockholders. Amendments to the articles of incorporation require approval of at least two-thirds
    of the outstanding shares entitled to vote if the amendment         Under Delaware law, a
    relates to:                                                         certificate of incorporation may
    - the number, classes, or removal of directors;                     be amended upon:
    - the procedure for amendment of the articles of incorporation;     - board resolution; and
    - the duties and powers of the board, including quorum              - approval of a majority of the
                                                                        outstanding stock of each class
    requirements; and                                                   entitled to vote thereon.
    - any other change that would restrict, limit or alter the powers   See also "-- Restrictions on
    of the board.                                                       Shareholders Action" above.
    Amendments to the "-- Restrictions on Shareholders Action"
    provisions above, require the vote of at least 80% of the
    outstanding shares entitled to vote.
------------------------------------------------------------------------------------------------------------
                                                  BY-LAWS
------------------------------------------------------------------------------------------------------------
    The board may amend the by-laws by a two-thirds vote of the entire board.
    The stockholders may amend the by-laws by majority vote. However,
    a two-thirds vote is required when such amendment would:            The board may amend, alter or
    - restrict, limit or alter the powers of the board;                 repeal the by-laws, except that
    - vest powers in anyone other than the board and the officers to    any by-law added or amended by
    whom the board has delegated powers;                                the stockholders, if it so
    - require the approval of the stockholders if taken by the board;   provides, may be altered or
                                                                        repealed only by the
    or                                                                  stockholders.
    - change the procedure for election or meetings of directors.       The stockholders may amend or
                                                                        repeal Eldorado's by-laws in
                                                                        accordance with the procedures
                                                                        for stockholder approval.
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                 ZIONS                        COMBINED COMPANY                      ELDORADO
------------------------------------------------------------------------------------------------------------
                                               OTHER MATTERS
------------------------------------------------------------------------------------------------------------
                                      DISSENTER'S OR APPRAISAL RIGHTS
------------------------------------------------------------------------------------------------------------
    Under Utah law, dissenter's rights are available for: (1) any plan
    of merger to which a corporation is a party if a shareholder vote   Under Delaware law, appraisal
    is required; (2) certain sales, leases, exchanges or other          rights are available for merger
    dispositions of all or substantially all the assets; and (3)        and consolidation transactions
    certain share exchanges. However, dissenters' rights are not        effected pursuant to various
    permitted in theses transactions if the stock is listed on Nasdaq   sections of the DGCL. However,
    or if the stock is held by 2,000 or more shareholders. These        appraisal rights are not
    provisions do not apply if the shareholder receives for his or her  permitted in those transactions
    shares anything except shares of the corporation surviving the      if the stock is listed on a
    consummation of the plan of merger or share exchange, shares of a   securities exchange or Nasdaq or
    corporation whose shares are listed on a national exchange or       if the stock is held by more
    Nasdaq or held of record by not less than 2,000 holders or cash in  than 2,000 stockholders. No
    lieu of fractional shares. Zions common stock currently trades on   appraisal rights are available
    Nasdaq and has more than 2,000 shareholders of record.              for shares of stock of the
                                                                        constituent surviving
                                                                        corporation if the merger did
                                                                        not require the approval of the
                                                                        stockholders of the surviving
                                                                        corporation. These provisions
                                                                        that give a stockholder no
                                                                        appraisal rights do not apply if
                                                                        the stockholder receives for his
                                                                        or her shares anything except
                                                                        shares of the corporation
                                                                        surviving the consummation of
                                                                        the plan of merger or
                                                                        consolidation, shares of a
                                                                        corporation whose shares are
                                                                        listed on a national exchange or
                                                                        Nasdaq or held of record by not
                                                                        less than 2,000 holders or cash
                                                                        in lieu of fractional shares.
------------------------------------------------------------------------------------------------------------

                         ZIONS SHAREHOLDER RIGHTS PLAN

     Zions entered into the Shareholder Protection Rights Agreement, dated September 27, 1996, with Zions First National Bank, as rights agent, and the Zions board declared a dividend of one right on each outstanding share of Zions common stock. The stockholder rights plan was not adopted in response to any specific effort to acquire control of Zions. Rather, it was adopted to deter abusive takeover tactics that can be used to deprive shareholders of the full value of their investment.

     Until it is announced that a person or group has acquired 10% or more of Zions common stock or commences a tender offer that will result in such person or group owning 10% or more of Zions common stock, the rights will be evidenced by the Zions common stock certificates, will automatically trade with the Zions common stock and will not be exercisable. Thereafter, separate rights certificates will be distributed and each right will entitle its holder to purchase participating preferred stock of Zions having economic and voting terms similar to those of one share of common stock.

     Upon announcement that any person or group has become an acquiring person, 10 days thereafter (or such other date as the Zions board may decide), each right which is not beneficially owned by an acquiring person or transferee of an acquiring person, will entitle its holder to purchase, for the exercise price, a number of shares of Zions common stock or participating preferred stock having a market value of twice the exercise price.

     In addition, if, after an acquiring person controls the Zions board, Zions is involved in a merger or sells more than 50% of its assets or earning power or enters into an agreement to do the same, and in the case of a merger, the acquiring person will receive different treatment than all other shareholders or the person with whom the merger occurs is the acquiring person or a person affiliated or associated with the acquiring person, each right will entitle its holder to purchase, for the exercise price, a number of share of common stock of the acquiring person having a market value of twice the exercise price. If any person or group acquires between 10% and 50% of Zions common stock, the Zions board may, at its option, exchange one share of Zions common stock for each right.

     The existence of the shareholder rights plan may tend to deter the acquisition of Zions by a third party without the consent of the Zions board. As a result, the plan may make less likely a takeover of Zions in which you could receive a premium for your shares of Zions common stock. Zions believes, however, that the existence of the plan gives the Zions board the leverage to preserve continuity of management of Zions and to negotiate for the maximum premium in the event of a takeover.

                     ANTI-TAKEOVER PROVISIONS AND STATUTES

ZIONS

     Those sections of the articles of incorporation of Zions providing for a classified board of directors will have the effect of making it more difficult to change the overall composition of the Zions board. At least two shareholders' meetings will be required for shareholders to change a majority of the Zions board. However, Zions believes that the longer time required to elect a majority of the Zions board helps to assure continuity and stability in the management of the business and affairs of Zions. Certain provisions of Zions articles of incorporation and by-laws may have anti-takeover effects, and may discourage or delay others' attempts to gain control of Zions without the consent of the Zions board. These provisions include, among others:

     - a classified board of directors;

     - restrictions on who may call a special meeting of shareholders;

     - a requirement of a two-thirds vote of the board and the outstanding shares to amend certain provisions of the articles of incorporation or the by-laws; and

     - the requirement of an 80% vote of the outstanding shares to amend provisions of the articles of incorporation governing business transactions with significant shareholders.

     These anti-takeover measures could have the effect of discouraging potential acquirors from purchasing shares of Zions and could decrease the likelihood of receiving a premium bid on its shares. To the extent these provisions make Zions a less attractive takeover candidate, they may not always be in the best interest of Zions or its shareholders. None of these provisions is the result of any specific effort by a third party to accumulate securities of Zions or to obtain control by means of merger, tender offer, solicitation in opposition to management or otherwise.

ELDORADO

     Section 203 of the DGCL provides generally that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in a wide range of "business combinations" with the corporation for a period of three years following the date the person became an interested stockholder, unless:

     - the board of directors of the corporation has approved, prior to that acquisition date, either the business combination or the transaction that resulted in the person becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commences (excluding shares owned by persons who are both directors and officers and shares owned by certain employee stock plans) or

     - the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

     These restrictions on interested stockholders do not apply under certain circumstances, including, but not limited to, the following:

     - if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203 of the DGCL, or

     - if the corporation, by action of its stockholders, adopts an amendment to its by-laws or certificate of incorporation expressly electing not to be governed by such section.

     Neither the Eldorado certificate of incorporation nor the Eldorado by-laws contain a provision electing not to be governed by the provisions of Section 203 of the DGCL.

           BENEFICIAL OWNERSHIP OF ELDORADO'S PRINCIPAL STOCKHOLDERS,
                        EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows the common stock owned by directors and executive officers of Eldorado and persons known by Eldorado to beneficially own more than 5% of Eldorado common stock issued and outstanding as of January 31, 2001. Unless otherwise specified, the address of each person listed below is 24012 Calle de la Plata, Suite 340, Laguna Hills, CA 92653. This information has been prepared based upon the SEC's "beneficial ownership" rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of a security, or investment power, which includes the power to dispose or to direct the disposition of a security. Unless otherwise indicated, each of the following persons has sole voting and investment power with respect to the shares beneficially owned. The information below presents details of each person's ownership of Eldorado common stock and what their respective ownership of Zions common stock would be if the merger is completed.

                                                           ELDORADO SHARES OWNED
                                                         --------------------------      ZIONS
                                                                        PERCENT OF       SHARES
                                                            SHARES      OUTSTANDING   BENEFICIALLY
      PRINCIPAL STOCKHOLDERS, DIRECTORS AND NAMED        BENEFICIALLY     SHARES      OWNED AFTER
                  EXECUTIVE OFFICERS                        OWNED        OWNED(1)      THE MERGER
      -------------------------------------------        ------------   -----------   ------------
PRINCIPAL SHAREHOLDERS
Dartmouth Capital Group, L.P. .........................   1,978,530        14.0%         455,063
Dartmouth Capital Group, Inc.(2)
Madison Dearborn Capital Partners II, L.P.(3)..........   1,631,535        11.3          375,253
Olympus Growth Fund II, L.P. ..........................   1,631,535        11.3          375,253
Olympus Executive Fund, L.P.(4)
DIRECTORS AND EXECUTIVE OFFICERS
Edward A. Fox(2)(5) Chairman...........................     325,367         2.3           74,841
Robert P. Keller(2)(6).................................     974,970         6.6          224,243
  Director, President and Chief Executive Officer
Ernest J. Boch(2)(7)...................................   1,580,633        11.2          363,552
  Director
James A. Conroy(8).....................................   1,638,154        11.4          376,775
  Director
Charles E. Hugel(2)(9).................................     231,281         1.6           53,201
  Director
K. Thomas Kemp(2)(10)..................................      38,749           *            8,919
  Director
Jefferson W. Kirby(2)(11)..............................     306,119         2.2           70,414
  Director
Mitchell A. Johnson(12)................................      76,110           *           17,512
  Director
John B. Pettway(2)(13).................................       6,619           *            1,529
  Director
Henry T. Wilson(2)(14).................................     284,489         2.0           65,439
  Director
Paul R. Wood(15).......................................   1,638,154        11.4          376,775
  Director
Gary A. Green..........................................         200           *               46
  Executive Vice President, Commercial Lending

                                                           ELDORADO SHARES OWNED
                                                         --------------------------      ZIONS
                                                                        PERCENT OF       SHARES
                                                            SHARES      OUTSTANDING   BENEFICIALLY
      PRINCIPAL STOCKHOLDERS, DIRECTORS AND NAMED        BENEFICIALLY     SHARES      OWNED AFTER
                  EXECUTIVE OFFICERS                        OWNED        OWNED(1)      THE MERGER
      -------------------------------------------        ------------   -----------   ------------
Catherine C. Jooyan....................................       1,300           *              299
  Executive Vice President, SBA Lending
Richard Korsgaard(16)..................................       5,100           *            1,173
  Executive Vice President, Construction Lending
Henry T. McCaffrey.....................................       1,000           *              230
  Executive Vice President and Chief Credit Officer
Paul Rodeno............................................         378           *               86
  Executive Vice President, Operations
Romolo C. Santarosa(17)................................      15,400           *            3,542
  Senior Vice President, Treasurer and Chief Financial
     Officer
All directors and executive officers as a group (19
  persons). See notes (2) through (17), inclusive......   9,101,553        59.7%       2,093,357

-------------------------
  *  Less than 1%

 (1) Based on an aggregate of 14,141,227 shares of Eldorado common stock outstanding as of January 31, 2001.

 (2) Each of Messrs. Boch, Fox, Hugel, Keller, Kemp, Kirby, Wilson and John J. Byrne is a principal beneficial owner of the Dartmouth Capital Group, Inc., the general partner of Dartmouth Capital Group, L.P. ("DCG"), or an affiliate of such an owner. Pursuant to the terms of a shareholder agreement, each is entitled to designate a director of DCG. With the exception of Mr. Byrne, who has designated Mr. Pettway, each of the aforementioned principal beneficial owners of DCG's general partner serves as a director thereof. As the sole general partner of DCG, the DCG general partner exercises sole control over the voting and disposition of 1,969,530 shares of Eldorado common stock held of record by DCG. The DCG general partner also holds 9,000 shares of Eldorado common stock directly. DCG and the DCG general partner each have a business address of c/o Eldorado Bancshares, Inc., 24012 Calle de la Plata, Suite 340, Laguna Hills, CA 92653.

 (3) Includes (i) 1,378,429 shares of Eldorado common stock, and (ii) 253,106 shares issuable upon the exercise of an Eldorado common stock warrant (assuming the fair market value of Eldorado common stock on the date of exercise equals $12.88 per share). The maximum number of shares for which the foregoing warrant could be exercised, if the market value of Eldorado common stock increased to (or is above) $24.00 per share, is 599,167. The warrant may only be exercisable into shares of Eldorado common stock if the percentage ownership of Madison Dearborn Capital Partners II, L.P. of all outstanding voting securities of Eldorado would not exceed 9.9%. Otherwise, the warrant is exercisable for shares of Eldorado non-voting common stock. Shares of Eldorado non-voting common stock are convertible into shares of Eldorado common stock at the election of the holder provided that following such conversion the holder will beneficially own no more than 9.9% of the total shares of Eldorado common stock outstanding. Madison Dearborn Capital Partners II, L.P.'s sole general partner is Madison Dearborn Partners II, L.P., whose sole general partner is Madison Dearborn Partners, Inc. Several individuals, including Paul R. Wood, a director of Eldorado, may be deemed to be the beneficial owner of all of the securities owned by Madison Dearborn. Madison Dearborn's address is Three First National Plaza, Suite 3900, Chicago, IL 60602.

 (4) Includes (i) 1,378,429 shares of Eldorado common stock, and (ii) 253,106 shares issuable upon the exercise of an Eldorado common stock warrant (assuming the fair market value of Eldorado common stock on the date of exercise equals $12.88 per share). The maximum number of shares for which the foregoing warrant could be exercised, if the market value of Eldorado common stock increased to (or is above) $24.00 per share, is 599,167. The warrant may only be exercisable into shares of Eldorado common stock if Olympus' percentage ownership of all outstanding voting securities of Eldorado would not exceed 9.9%. Otherwise, the warrant is exercisable for shares of Eldorado non-voting common stock. Shares of Eldorado non-voting common stock are convertible into shares of Eldorado common stock at the election of the holder provided that following such conversion, the holder will beneficially own no more than 9.9% of the total shares of Eldorado common stock outstanding. Presentation has been combined for Olympus Growth Fund II, L.P. and Olympus Executive Fund, L.P., as the general partners of both limited partnerships (OGF II, L.P. and OEF, L.P., respectively) are under common control. Several individuals, including James A. Conroy, a director of Eldorado, may be deemed to be the beneficial owner of all of the securities owned by Olympus. Olympus' address is Metro Center, One Station Place, Stamford, CT 06902.

 (5) Includes 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days. The number of shares listed in the table does not include 120,570 shares of Eldorado common stock owned indirectly by Mr. Fox as an investor in DCG, with respect to which he disclaims beneficial ownership.

 (6) Includes (i) 75,903 shares of Eldorado common stock purchased by Mr. Keller, (ii) 368,244 shares of Eldorado restricted stock issued to Mr. Keller pursuant to the terms of his employment agreement, and (iii) 530,823 shares of Eldorado common stock subject to employee stock options exercisable within 60 days. Such number of shares does not include 79,051 shares of Eldorado common stock owned indirectly by Mr. Keller as an investor in DCG, with respect to which he disclaims beneficial ownership.

 (7) Includes 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days. Mr. Boch is an investor in DCG and the number of shares listed in the table does not include 674,367 shares of Eldorado common stock owned indirectly by Mr. Boch as an investor in DCG, with respect to which he disclaims beneficial ownership. Mr. Boch's address is Subaru of New England, Inc., 95 Morse Street, Norwood, MA 02062.

 (8) Includes (i) 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days, and (ii) 1,631,535 shares of Eldorado common stock held by Olympus. See Note 4 of this table, above. Mr. Conroy, indirectly through one or more companies, exercises joint voting and dispositive control over the shares of Eldorado common stock owned of record by Olympus; however, he disclaims beneficial ownership of those shares.

 (9) Includes (i) 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days, and (ii) 138,000 shares of Eldorado common stock held of record by the Hugel Family Limited Partnership. Mr. Hugel has sole voting and dispositive power of the shares held by the Hugel Family Limited Partnership. The number of shares listed in the table does not include 84,691 shares of Eldorado common stock owned indirectly by Mr. Hugel as an investor in DCG, with respect to which he disclaims beneficial ownership.

(10) Includes 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days. The number of shares listed in the table does not include 15,187 shares of Eldorado common stock owned indirectly by Mr. Kemp as an investor in DCG, with respect to which he disclaims beneficial ownership.

(11) Includes 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days. The number of shares listed in the table does not include 138,432 shares of Eldorado common stock owned indirectly by Mr. Kirby as an investor in DCG, with respect to which he disclaims beneficial ownership.

(12) Includes 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days. Mr. Johnson is an investor in DCG and the number of shares listed in the table does not include 28,556 shares of Eldorado common stock owned indirectly by Mr. Johnson as an investor in DCG, with respect to which he disclaims beneficial ownership.

(13)Includes 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days.

(14) Includes (i) 225,406 shares and 51,564 shares of Eldorado common stock held by Northwood Ventures LLC and Northwood Capital Partners LLC, respectively, of which Mr. Wilson is a Managing Director, (ii) 900 shares held by Mr. Wilson directly, and (iii) 6,619 shares subject to non-employee director stock options exercisable within 60 days. Mr. Wilson disclaims beneficial ownership of Eldorado common stock held by either of the Northwood entities. The number of shares listed in the table does not include (i) 84,316 shares and 21,130 shares of Eldorado common stock owned indirectly by Northwood Ventures and Northwood Capital, respectively, and (ii) 1,823 shares held by Mr. Wilson indirectly, as investors in DCG, with respect to which Northwood Ventures, Northwood Capital and Mr. Wilson disclaim beneficial ownership.

(15) Includes (i) 6,619 shares of Eldorado common stock subject to non-employee director stock options exercisable within 60 days, and (ii) 1,631,535 shares of Eldorado common stock held by Madison Dearborn Capital Partners II, L.P. See Note 3 of this table above. Also, Mr. Wood is an executive officer of Madison Dearborn Partners, Inc., though he disclaims beneficial ownership of all those shares.

(16) Includes 5,000 shares of Eldorado common stock subject to employee stock options exercisable within 60 days.

(17) Includes 15,000 shares of Eldorado common stock subject to employee stock options exercisable within 60 days.

                                 OTHER MATTERS

     As of the date of this proxy statement/prospectus, the Eldorado board knows of no matters that will be presented for consideration at the Eldorado meeting other than as described in this proxy statement/prospectus. If any other matters shall properly come before the Eldorado meeting and be voted upon, the enclosed proxies will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the management of Eldorado.

                                 LEGAL MATTERS

     The validity of the common stock to be issued in connection with the merger will be passed upon by Sullivan & Cromwell, Los Angeles, California, counsel for Zions. Nutter, McClennen & Fish, LLP, Boston, Massachusetts, counsel for Eldorado, will pass on certain federal income tax consequences of the merger for Eldorado. Michael K. Krebs, Secretary of Eldorado, is a partner at Nutter, McClennen & Fish, LLP.

                                    EXPERTS

     The consolidated financial statements of Zions as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference in this proxy statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Eldorado as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, incorporated by reference in this proxy statement/prospectus to the Eldorado Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     Zions has filed with the SEC a registration statement under the Securities Act that registers the distribution to Eldorado stockholders of the shares of Zions common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Zions and Zions common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement/prospectus.

     Zions and Eldorado file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. In addition, you may read and copy our SEC filings at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500. Zions' Internet address is www.zionsbank.com and Eldorado's Internet address is www.eldoradobank.com. References to this proxy statement/prospectus and the exhibits hereto to www.zionsbank.com, www.eldoradobank.com, any variations of the foregoing or any other uniform resource locator, or URL, are inactive textual references only. The information on our respective Web sites or at any other URL is not incorporated by reference into this proxy statement/prospectus and should not be considered to be a part of this document.

     The SEC allows us to "incorporate by reference" information into this proxy statement/ prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus.

     This proxy statement/prospectus incorporates by reference the documents set forth below that Zions and Eldorado have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

                               ZIONS SEC FILINGS

     - Annual Report on Form 10-K for the year ended December 31, 1999.

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

     - Current Reports on Form 8-K filed on November 27, 2000, December 15, 2000 and January 29, 2001.

     - Definitive Proxy Statement on Form 14A, filed on April 26, 2000.

     - The description of Zions common stock and rights set forth in Zions' registration statement on Form 10 and Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such descriptions.

                              ELDORADO SEC FILINGS

     - Annual Report on Form 10-K for the year ended December 31, 1999.

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

     - Current Reports on Form 8-K filed on March 17, 2000 and December 20,
       2000.

     - Definitive Proxy Statement on Form 14A, filed on April 26, 2000.

     - The description of Eldorado common stock and rights set forth in Eldorado's registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for the purpose of updating such descriptions.

     We incorporate by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the effective time of the merger.

     Zions has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Zions, as well as all pro forma financial information, and Eldorado has supplied all such information relating to Eldorado.

     If you are a shareholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. You can obtain documents incorporated by reference from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this proxy statement/prospectus, by requesting them in writing or by telephone from the appropriate company at the following addresses:

ZIONS BANCORPORATION                 ELDORADO BANCSHARES, INC.
One South Main, Suite 1380           24012 Calle de la Plata, Suite 340
Salt Lake City, Utah 84111           Laguna Hills, California 92653
Attention: Jennifer R. Jolley        Attention: Romolo C. Santarosa
Phone number: (801) 524-2395.        Phone number: (949) 699-4344.

     If you would like to request documents from us, please do so by Thursday March 15, 2001, in order to receive them prior to the Eldorado special meeting.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the Eldorado proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. This proxy statement/ prospectus is dated February 7, 2001. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of shares of Zions common stock in the merger shall create any implication to the contrary.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of Zions and Eldorado. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "will permit", "will afford", "believes", "expects", "may", "should", "projected", "contemplates", or "anticipates". The forward-looking statements may also apply to certain information relating to the merger, including, without limitation:

     - statements relating to the cost savings and accretion to reported earnings that are expected to be realized from the merger;

     - the impact on revenues of the merger; and

     - the restructuring charges expected to be incurred in connection with the merger.

     These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

     - expected cost savings from the merger cannot be fully realized or realized within the expected time-frame;

     - the timing of closing the proposed merger being delayed;

     - revenues following the merger are lower than expected;

     - competitive pressure among financial services companies increases significantly;

     - costs or difficulties related to the integration of the businesses of Zions and Eldorado are greater than expected;

     - changes in the interest rate environment reduce interest margins;

     - general political and economic conditions, either internationally or nationally or in the states in which the combined company will be doing business, are less than favorable than expected; and

     - legislation or regulatory requirements or changes adversely affect the businesses in which the combined company will be engaged.

     Zions and Eldorado disclaim any obligation to update any such factors or statements included in this proxy statement/prospectus to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to Zions or Eldorado or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contain or referred to in this section. Actual results could differ materially from those set forth in the forward-looking statements because of many reasons, including the risk factors listed above. This list may not be exhaustive.

                                                                      APPENDIX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                         dated as of December 14, 2000
                                 by and between
                              ZIONS BANCORPORATION
                                      and
                           ELDORADO BANCSHARES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                    RECITALS

                                   ARTICLE I

                              CERTAIN DEFINITIONS

                                                              PAGE
                                                              ----
1.01  Certain Definitions...................................   A-1

                                   ARTICLE II

                                   THE MERGER

2.01  The Merger............................................   A-6
2.02  Effective Date and Effective Time.....................   A-6

                                  ARTICLE III

                       CONSIDERATION; EXCHANGE PROCEDURES

3.01  Merger Consideration..................................   A-7
3.02  Rights as Shareholders; Stock Transfers...............   A-7
3.03  Fractional Shares.....................................   A-7
3.04  Exchange Procedures...................................   A-7
3.05  Anti-Dilution Provisions..............................   A-8
3.06  Options...............................................   A-9
3.07  Warrants..............................................   A-9
3.08  Spin Off..............................................  A-10

                                   ARTICLE IV

                          ACTIONS PENDING ACQUISITION

4.01  Forbearances of the Company...........................  A-10
4.02  Forbearances of Zions.................................  A-12

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES

5.01  Disclosure Schedules..................................  A-13
5.02  Standard..............................................  A-13
5.03  Representations and Warranties of the Company.........  A-13
5.04  Representations and Warranties of Zions...............  A-24

                                   ARTICLE VI

                                   COVENANTS

6.01  Reasonable Best Efforts...............................  A-26
6.02  Shareholder Approval..................................  A-26
6.03  Registration Statement................................  A-27
6.04  Bank Merger...........................................  A-27
6.05  Press Releases........................................  A-27
6.06  Access; Information...................................  A-28
6.07  Acquisition Proposals.................................  A-28
6.08  Rule 145 Restrictions.................................  A-29
6.09  Certain Policies......................................  A-29
6.10  Nasdaq Listing........................................  A-29
6.11  Regulatory Applications...............................  A-29
6.12  Indemnification.......................................  A-30
6.13  Benefit Plans.........................................  A-31
6.14  Notification of Certain Matters.......................  A-31
6.15  Shareholder Agreements................................  A-31
6.16  Reservation of Shares.................................  A-32
6.17  Accountants' Letters..................................  A-32
6.18  Resignations..........................................  A-32

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

7.01  Conditions to Each Party's Obligation to Effect the
  Merger....................................................  A-32
7.02  Conditions to Obligation of the Company...............  A-33
7.03  Conditions to Obligation of Zions.....................  A-33

                                  ARTICLE VIII

                                  TERMINATION

8.01  Termination...........................................  A-34
8.02  Effect of Termination and Abandonment.................  A-34

                                   ARTICLE IX

                                 MISCELLANEOUS

9.01  Survival..............................................  A-35
9.02  Waiver; Amendment.....................................  A-35
9.03  Counterparts..........................................  A-35
9.04  Governing Law.........................................  A-35
9.05  Expenses..............................................  A-35
9.06  Notices...............................................  A-35
9.07  Entire Understanding; No Third Party Beneficiaries....  A-36
9.08  Interpretation; Effect................................  A-36

EXHIBIT A  Stock Option Agreement
EXHIBIT B  Bank Merger Agreement
EXHIBIT C  Form of Company Affiliate Letter
EXHIBIT D  Form of Shareholder Agreement
Company Disclosure Schedule
Zions Disclosure Schedule

     AGREEMENT AND PLAN OF MERGER, dated as of December 14, 2000 (this "Agreement"), by and between Zions Bancorporation ("Zions") and Eldorado Bancshares, Inc. (the "Company").

                                    RECITALS

     A. The Company. The Company is a Delaware corporation, having its principal place of business in Laguna Hills, California.

     B. Zions. Zions is a Utah corporation, having its principal place of business in Salt Lake City, Utah.

     C. Intentions of the Parties. It is the intention of the parties to this Agreement that the business combination of Zions and the Company contemplated hereby be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     D. Board Action. The respective Boards of Directors of each of Zions and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein.

     E. Stock Option. As an inducement to Zions to enter into this Agreement, the Company desires to, and immediately following the execution and delivery hereof will, grant Zions a stock option to purchase up to 19.9% of the outstanding shares of the Company, under certain circumstances, and pursuant to that certain Stock Option Agreement attached hereto as Exhibit A (the "Stock Option Agreement").

     F. Bank Merger. It is the intention of the parties to this Agreement that, promptly following the business combination of Zions and the Company contemplated hereby, the parties will cause the business combination of Antelope Valley Bank and Eldorado Bank with and into California Bank & Trust pursuant to the terms of the Bank Merger Agreement attached hereto as Exhibit B (the "Bank Merger").

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

     1.01. Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

     "Acquisition Proposal" means any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Company or any of its Significant Subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, the Company or any of its Significant Subsidiaries, other than the transactions contemplated by this Agreement or by the Bank Merger Agreement.

     "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

     "Bank Merger" has the meaning set forth in the recitals.

     "Bank Merger Agreement" means the agreement attached hereto as Exhibit B.

     "BHC Act" means the Bank Holding Company Act of 1956, as amended.

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

     "Business Day" means any Monday, Tuesday, Wednesday, Thursday or Friday or any other day which is not a day on which banking institutions in the States of Utah or California are authorized or obligated by law to close.

     "Business Combination" has the meaning set forth in Section 3.05.

     "CB&T" means California Bank & Trust, a majority-owned subsidiary of Zions.

     "Code" has the meaning set forth in the recitals.

     "Commissioner" means the Commissioner of the California Department of Financial Institutions.

     "Company" has the meaning set forth in the preamble to this Agreement.

     "Company Affiliate" has the meaning set forth in Section 6.08(a).

     "Company Banks" has the meaning set forth in Section 5.03(c).

     "Company Board" means the Board of Directors of the Company.

     "Company By-Laws" means the By-laws of the Company.

     "Company CEO" means Robert Keller.

     "Company Certificate" means the Certificate of Incorporation of the Company, as amended.

     "Company Common Stock" means the Company Voting Common Stock and the Company Non-Voting Common Stock.

     "Company's Knowledge" means actual knowledge of one or more of the officers (as defined in Rule 16a-1(f) as promulgated under the Exchange Act) of the Company.

     "Company Meeting" has the meaning set forth in Section 6.02.

     "Company Preferred Stock" means the preferred stock, $0.01 par value, of the Company.

     "Company Registration Rights Agreement" means the Registration Rights Agreement dated as of June 6, 1997, among Commerce Security Bancorp, Inc., Madison Dearborn Capital Partners II, L.P., Olympus Growth Fund II, L.P. and Olympus Executive Fund, L.P.).

     "Company Securities" means the Company Common Stock and the Company Preferred Stock.

     "Company Stock Option" has the meaning set forth in Section 3.06, and for the avoidance of doubt, does not include Company Warrants.

     "Company Stock Plans" means the 1997 Stock Option Plan and the 1999 Stock Option Plan for Non-Employee Directors of the Company.

     "Company Non-Voting Common Stock" means the non-voting common stock, $0.01 par value, of the Company.

     "Company Voting Common Stock" means the voting common stock, $0.01 par value, of the Company.

     "Company Warrant" has the meaning set forth in Section 3.07.

     "Compensation and Benefit Plans" has the meaning set forth in Section 5.03(m).

     "Costs" has the meaning set forth in Section 6.12(a).

     "Current Employees" has the meaning set forth in Section 6.13.

     "Delaware Secretary" means the Secretary of State of the State of Delaware.

                                       A-2
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     "DGCL" means the Delaware General Corporation Law.

     "Disclosure Schedule" has the meaning set forth in Section 5.01.

     "Effective Date" means the effective date of the Merger, as provided for in
Section 2.02.

     "Effective Time" means the effective time of the Merger, as provided for in
Section 2.02.

     "Employees" has the meaning set forth in Section 5.03(m).

     "Environmental Laws" means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" has the meaning set forth in Section 5.03(m).

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     "Exchange Agent" has the meaning set forth in Section 3.04(a).

     "Exchange Fund" has the meaning set forth in Section 3.04(a).

     "Exchange Ratio" means 0.23.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

     "FHA" has the meaning set forth in Section 5.03(w).

     "FHLMC" has the meaning set forth in Section 5.03(w).

     "FNMA" has the meaning set forth in Section 5.03(w).

     "GAAP" means generally accepted accounting principles.

     "GNMA" has the meaning set forth in Section 5.03(w).

     "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

     "HUD" has the meaning set forth in Section 5.03(w)

     "Indemnified Party" has the meaning set forth in Section 6.12(a).

     "Insurance Amount" has the meaning set forth in Section 6.12(b).

     "Insurance Policies" has the meaning set forth in Section 5.03(s).

     "Insurer" has the meaning set forth in Section 5.03(w).

     "Investor" has the meaning set forth in Section 5.03(w).

     "Liens" means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

     "Loan Servicing Agreement" has the meaning set forth in Section 5.03(w).

     "Material Adverse Effect" means, with respect to Zions or the Company, any effect that (i) is material and adverse to the financial position, results of operations or business of Zions and its

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

Subsidiaries taken as a whole or the Company and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Zions or the Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) any change in laws and regulations or interpretations thereof by courts or governmental authorities generally applicable to depository institutions and their holding companies (including changes in insurance deposit assessment rates and special assessments with respect thereto), (b) any change in GAAP or regulatory accounting principles generally applicable to depository institutions and their holding companies, (c) any change arising or resulting from general industry, economic or capital market conditions (including changes in the level of interest rates) that affects Zions or the Company, as applicable (or the markets in which Zions or the Company, as applicable, competes) in a manner not disproportionate to the manner in which such conditions affect comparable companies in the industries or markets in which the Company or Zions, as applicable, competes, (d) any act or omission of the Company (or any of its Subsidiaries) taken with the prior written consent of Zions or (e) the expenses reasonably incurred by the Company in entering into this Agreement and consummating the transactions contemplated by this Agreement and the expenses associated with the termination of any Compensation and Benefit Plan as and to the extent contemplated herein.

     "Material Contract" has the meaning set forth in Section 5.03(k).

     "Merger" has the meaning set forth in Section 2.01(a).

     "Merger Consideration" has the meaning set forth in Section 2.01(a).

     "Mortgage Loan" means a loan primarily secured by a first or second mortgage on a one-to-four family residential property other than any loan originated in connection with a program administered by the Small Business Administration (including without limitation so-called Section 7(a) and Section 504 loans).

     "Multiemployer Plans" has the meaning set forth in Section 5.03(m).

     "Nasdaq" means the Nasdaq National Market.

     "New Certificates" has the meaning set forth in Section 3.04(a).

     "Old Certificates" has the meaning set forth in Section 3.04(a).

     "Option Spread" has the meaning set forth in Section 3.06(a).

     "Pension Plan" has the meaning set forth in Section 5.03(m).

     "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust or unincorporated organization.

     "Plans" has the meaning set forth in Section 5.03(m).

     "Previously Disclosed" by a party shall mean information set forth in its Disclosure Schedule.

     "Proxy Statement" has the meaning set forth in Section 6.03(a).

     "Registration Statement" has the meaning set forth in Section 6.03(a).

     "Regulatory Authorities" has the meaning set forth in Section 5.03(i).

     "Replacement Option" has the meaning set forth in Section 3.06.

     "Replacement Warrant" has the meaning set forth in Section 3.07.

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

     "Representatives" means, with respect to any Person, such Person's directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

     "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

     "SEC" means the Securities and Exchange Commission.

     "SEC Documents" has the meaning set forth in Sections 5.03(g) and 5.04(g).

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     "Securitization Instruments" has the meaning set forth in Section 5.03(w).

     "Securitization Servicer" has the meaning set forth in Section 5.03(w).

     "Securitization Transaction" has the meaning set forth in Section 5.03(w).

     "Serviced Loans" has the meaning set forth in Section 5.03(w).

     "Shareholder Agreements" has the meaning set forth in Section 6.15.

     "Spin Off" has the meaning set forth in Section 3.08.

     "Stock Option Agreement" has the meaning set forth in the recitals.

     "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

     "Subsidiary Interests" has the meaning set forth in Section 3.08.

     "Surviving Corporation" has the meaning set forth in Section 2.01(a).

     "Takeover Laws" has the meaning set forth in Section 5.03(v).

     "Tax" and "Taxes" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

     "Tax Returns" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

     "Treasury Stock" shall mean shares of Company Stock held by the Company or any of its Subsidiaries or by Zions or any of its Subsidiaries, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

     "UBCA" means the Utah Revised Business Corporation Act.

     "Utah Division" has the meaning set forth in Section 2.01(b).

     "VA" has the meaning set forth in Section 5.03(w).

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

     "Zions" has the meaning set forth in the preamble to this Agreement.

     "Zions Average Closing Price" means the average of the last sales price per share for Zions Common Stock for the fifteen (15) consecutive Nasdaq trading day period ending on the third Business Day prior to the Effective Date as reported by Nasdaq (as reported in the Wall Street Journal or, if not reported therein, in another authoritative source).

     "Zions Board" means the Board of Directors of Zions.

     "Zions Common Stock" means the common stock, no par value per share, of Zions together with any rights attached thereto under or by virtue of the Shareholder Protection Rights Agreement dated September 27, 1996.

     "Zions Preferred Stock" means the preferred stock, no par value per share, of Zions.

     "Zions Stock" means, collectively, Zions Common Stock and Zions Preferred Stock.

                                   ARTICLE II

                                   THE MERGER

     2.01. The Merger.

          (a) The Combination. At the Effective Time, the Company shall merge with and into Zions (the "Merger"), the separate corporate existence of the Company shall cease and Zions shall survive and continue to exist as a Utah corporation (Zions, as the surviving corporation in the Merger, sometimes being referred to herein as the "Surviving Corporation"). Zions may at any time prior to the Effective Time (including after the Company's shareholders have approved this Agreement) change the method of effecting the combination with the Company (including, without limitation, the provisions of this Article II) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Securities as provided for in this Agreement (the "Merger Consideration"), (ii) adversely affect the tax treatment of the Company's shareholders as a result of receiving the Merger Consideration or (iii) impede or delay consummation of the transactions contemplated by this Agreement.

          (b) Effect. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Merger shall become effective upon the occurrence of the filing, if required, in the office of the Utah Division of Corporations and Commercial Code (the "Utah Division") of an agreement of merger in accordance with the UBCA and the filing in the office of the Delaware Secretary of a certificate of merger in accordance with the DGCL or such later date and time as may be set forth in such agreement and/or such certificate and the Merger shall have the effects prescribed in the UBCA and, if applicable, the DGCL.

          (c) Articles of Incorporation and By-Laws. The articles of incorporation and by-laws of Zions immediately after the Merger shall be those of Zions as in effect immediately prior to the Effective Time.

          (d) Directors and Officers of the Surviving Corporation. The directors and officers of Zions immediately after the Merger shall be the directors and officers of Zions immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

     2.02. Effective Date and Effective Time. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the parties shall cause filings contemplated by Section 2.01(b) to be made on (i) the fifth Business Day to occur after the last of the conditions set forth in Section 7.01(a), (b),
(c), (d) and (e) shall have been satisfied or waived in accordance with the terms of this

Agreement or (ii) such other date to which the parties may agree in writing and the Merger provided for herein shall become effective upon such filing or filings or on such date as may be specified therein. The date of such filing or such later effective date is herein called the "Effective Date." The "Effective Time" of the Merger shall be the time of such filing or as set forth in such filing.

                                  ARTICLE III

                       CONSIDERATION; EXCHANGE PROCEDURES

     3.01. Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

          (a) Outstanding Company Common Stock. Each share, excluding Treasury Stock, of Company Common Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into that number of shares of Zions Common Stock equal to the Exchange Ratio. The Exchange Ratio shall be subject to adjustment as set forth in Section 3.05.

          (b) Outstanding Zions Stock. Each share of Zions Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

          (c) Treasury Shares. Each share of Company Securities held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.02. Rights as Shareholders; Stock Transfers. At the Effective Time, holders of Company Common Stock shall cease to be, and shall have no rights as, shareholders of the Company, other than to receive any dividend or other distribution with respect to such Company Securities with a record date occurring prior to the Effective Time and the consideration provided under this
Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Company or the Surviving Corporation of shares of Company Common Stock.

     3.03. Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Zions Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Zions shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Zions Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the Zions Average Closing Price.

     3.04. Exchange Procedures

          (a) At or prior to the Effective Time, Zions shall deposit, or shall cause to be deposited, with such bank or other entity as Zions shall select (which entity may be a Subsidiary of Zions) (in such capacity, the "Exchange Agent"), for the benefit of the holders of certificates formerly representing shares of Company Securities ("Old Certificates"), for exchange in accordance with this Article III, certificates representing the shares of Zions Securities ("New Certificates") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the "Exchange Fund") to be paid pursuant to this Article III in exchange for outstanding shares of Company Securities.

          (b) After the Effective Date, Zions shall send or cause to be sent as promptly as practicable to each former holder of record of shares of Company Securities immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's Old

     Certificates for the consideration set forth in this Article III. Prior to the Effective Time, Zions shall afford the Company a reasonable opportunity to review and comment on the transmittal materials, and obtain the Company's approval of such transmittal materials, which approval shall not be unreasonably withheld. Zions shall cause the New Certificates into which shares of a shareholder's Company Securities are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such shareholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Company Securities (or indemnity reasonably satisfactory to Zions and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder. The Exchange Agent shall process materials received and issue New Certificates within three Business Days of the receipt of such materials. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Article III upon such delivery.

          (c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Securities for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (d) At the election of Zions, no dividends or other distributions with respect to Zions Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Company Securities converted in the Merger into shares of such Zions Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04, and no such shares of Company Securities shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Zions Common Stock such holder had the right to receive upon surrender of the Old Certificate.

          (e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall be paid to Zions. Any shareholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Zions for payment of the shares of Zions Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Zions Common Stock deliverable in respect of each share of Company Securities such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

     3.05. Anti-Dilution Provisions. In the event Zions changes (or establishes a record date for changing) the number of shares of Zions Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Zions Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. If, between the date hereof and the Effective Time, Zions shall merge, be acquired or consolidate with, by or into any other corporation (a "Business Combination") and the terms thereof shall provide that Zions Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that shareholders of the Company who would be entitled to receive shares of Zions Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Zions Common Stock issuable to such shareholders as provided herein, the same kind and amount of securities or assets as shall be distributable upon such Business Combination with respect to one share of Zions Common Stock

(provided that nothing herein shall be construed so as to release the acquiring entity in any such Business Combination from its obligations under this Agreement as the successor to Zions).

     3.06. Options. Options to purchase shares of Company Common Stock that are outstanding immediately prior to the Effective Time (each, a "Company Stock Option") shall be treated as follows in the Merger:

          (a) The Company Stock Options other than those owned by the Company CEO, whether vested or unvested as of the Effective Time, will be cancelled and terminated by the Company in exchange for an amount of cash equal to the aggregate number of shares of Company Common Stock that may be purchased under such Company Stock Options multiplied by the Option Spread. The "Option Spread" for a Company Stock Option will be equal to the arithmetic difference between (y) the weighted average exercise price of the Company Stock Options owned by such employee and (z) the product of the Exchange Ratio multiplied by the Zions Average Closing Price. With the consent of the holder of a Company Stock Option, for purposes of this
     Section 3.06(a), any Company Stock Option share for which the exercise price exceeds the product of the Exchange Ratio multiplied by the Zions Average Closing Price shall be cancelled, and such Company Stock Option share and exercise price shall not be reflected in the Option Spread.

          (b) Each Company Stock Option owned by the Company CEO, whether vested or unvested immediately prior to the Effective Time shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Zions Common Stock equal to (a) the number of shares of Company Common Stock subject to the Company Stock Option, multiplied by (b) the Exchange Ratio (such product rounded down to the nearest whole number) (a "Replacement Option"), at an exercise price per share (rounded up to the nearest whole cent) equal to
     (y) the aggregate exercise price for the shares of Company Common Stock which were purchasable pursuant to such Company Stock Option divided by (z) the number of full shares of Zions Common Stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Company Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. At or prior to the Effective Time, the Company shall take all action, if any, necessary with respect to the Company Stock Plans to permit the cancellation or replacement of the outstanding Company Stock Options held by the Company CEO by Zions pursuant to this Section. At the Effective Time, Zions shall assume the Company Stock Plans; provided, that such assumption shall be only in respect of the Replacement Options and that Zions shall have no obligation with respect to any awards under the Company Stock Plans other than the Replacement Options and shall have no obligation to make any additional grants or awards under such assumed Company Stock Plans. No later than the Effective Time, Zions shall file a registration statement on Form S-8 with respect to the shares of Zions Common Stock issuable in connection with the Replacement Options. Such registration statement shall be kept effective at least for so long as Replacement Options remain outstanding under the Company Stock Option Plans. As soon as practicable after the Effective Time, Zions shall deliver to the holders of Company Stock Options appropriate notices setting forth such holders' rights pursuant to the Company Stock Option Plans and the agreements evidencing the grants of such Company Stock Options and that such Company Stock Options and agreements, subject to this Section 3.06, have been assumed by Zions and shall continue in effect on the same terms and conditions (subject to this Section 3.06).

     3.07. Warrants. At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (each, a "Company Warrant"), shall be converted into a warrant to acquire, on the same terms and conditions as were applicable under such Company Warrant, the number of shares of Zions Common Stock equal to (a) the number of shares of Company Common Stock subject to the Company Warrant, multiplied by (b) the Exchange Ratio (such product rounded down to the nearest whole number) (a "Replacement Warrant"), at an exercise price per share (rounded down to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Company Common Stock which were purchasable pursuant to such Company Warrant divided by (z) the number of full shares of Zions Common Stock subject to such Replacement Warrant in accordance with the foregoing.

     3.08. Spin Off. If prior to the Effective Time, Zions distributes as a dividend or otherwise issues to holders of Zions Common Stock, or fixes a record date for such a dividend or issuance that is prior to the Effective Time (a "Spin Off"), shares of any Zions Subsidiary, including, without limitation, Digital Signature Trust Co., or any form of interest in the assets or business thereof (collectively, "Subsidiary Interests"), then upon completion of the Merger, (i) each holder of Company Common Stock at the Effective Time will be entitled to receive, in addition to the Merger Consideration as described in this Article III, such Subsidiary Interests as the Company Stockholder would have been entitled to receive had the Effective Time occurred immediately before the record date set by the Zions Board of Directors for the determination of holders of Zions Common Stock entitled to receive Subsidiary Interests in connection with any such Spin Off and (ii) each holder of a Company Stock Option or Company Warrant will be entitled to receive, in addition to consideration provided in Section 3.06 and 3.07, such Subsidiary Interests as the holder would have been entitled to receive had the Company Stock Option or Company Warrant been exercised in full immediately prior to the Effective Time. Solely for the purposes of clause (ii) of the immediately preceding sentence, no effect shall be given to the provisions of the Company Warrants requiring that the Company Warrants be exercised on a cashless basis.

                                   ARTICLE IV

                          ACTIONS PENDING ACQUISITION

     4.01. Forbearances of the Company. From the date hereof until the Effective Time, except as contemplated by this Agreement, without the prior written consent of Zions (which consent shall not be unreasonably withheld), the Company will not, and will cause each of its Subsidiaries not to:

          (a) Ordinary Course. Conduct the business of the Company and its Subsidiaries other than in the ordinary and usual course consistent with past practice or fail to use commercially reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to have a material adverse effect upon the Company's ability to perform any of its material obligations under this Agreement.

          (b) Capital Stock. Other than pursuant to Rights Previously Disclosed and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Company Common Stock, Company Preferred Stock or any Rights, (ii) enter into any agreement with respect to the foregoing, or (iii) permit any additional shares of Company Common Stock or Company Preferred Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

          (c) Dividends, Etc. (i) Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, or (ii) make, declare, pay or set aside for payment any dividend (other than dividends from wholly owned Subsidiaries to the Company or another wholly owned Subsidiary of the Company) on or in respect of, or declare or make any distribution on any shares of Company Securities, except that Zions and the Company

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     agree that the Company may (A) pay a cash dividend not to exceed $0.05 per share payable to holders of record of Company Common Stock in the fourth quarter of 2000 the payment date for which may be in the fourth quarter of 2000 or the first quarter of 2001, and (B) pay quarterly cash dividends during 2001, provided, that (1) the record date for any such dividend is prior to the Effective Date, (2) the record date and payment date in any quarter are the same as the record date and payment date for Zion's dividend with respect to Zions Common Stock, or as nearly the same as is practicable, and (3) the amount of the dividend paid with respect to each share of Company Common Stock, is not greater than the pro forma equivalent, rounded to the nearest cent, of the amount of the dividend paid with respect to the Zions Common Stock giving effect to the Exchange Ratio as of such record date for such dividend. In addition, notwithstanding the foregoing, (y) the Company may continue to satisfy its obligations to make interest and other payments as required under the terms of the outstanding junior subordinated debentures, held by its subsidiary CSBI Capital Trust I and (z) CSBI Capital Trust I may continue to satisfy its obligations to make required payments under the terms of the Series A Capital Securities.

          (d) Compensation; Employment Agreements; Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of the Company or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, (iii) to satisfy Previously Disclosed contractual obligations, (iv) for grants of awards to newly hired employees consistent with past practice or (v) bonuses Previously Disclosed.

          (e) Benefit Plans. Enter into, establish, adopt or amend (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of the Company or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

          (f) Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that is not material to it and its Subsidiaries taken as a whole.

          (g) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith or to satisfy Previously Disclosed obligations, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

          (h) Governing Documents. Amend the Company Certificate, Company By-laws or the certificate of incorporation or by-laws (or similar governing documents) of any of the Company's Subsidiaries.

          (i) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles.

          (j) Contracts. Except in the ordinary course of business consistent with past practice, amend or enter into or terminate any Material Contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing Material Contracts.

          (k) Claims. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to the Company and its Subsidiaries, taken as a whole.

          (l) Adverse Actions. (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code, or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

          (m) Indebtedness. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

          (n) Capital Expenditures. Except as Previously Disclosed, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $100,000 individually or $500,000 in the aggregate.

          (o) Risk Management. Except as Previously Disclosed or as required by a Governmental Authority, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices;
     (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk in any material respect; (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk; or (iv) materially alter its methods or policies of underwriting, pricing, originating, warehousing, selling and servicing, or buying or selling rights to service loans.

          (p) Loans. Make any loan, loan commitment or renewal or extension thereof to any person in an amount greater than $100,000 which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made by the Company and the Company Banks to such person and any affiliate or immediate family member of such person, exceed $2.0 million without submitting loan package information to the chief credit officer of CB&T for review with a right of comment at least two full Business Days prior to taking such action.

          (q) Tax Elections. Make or change any material Tax election.

          (r) Commitments. Agree or commit to do any of the foregoing in this
     Section 4.01.

     4.02. Forbearances of Zions. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, Zions will not, and will cause each of its Subsidiaries not to:

          (a) Ordinary Course. Take any action reasonably likely to have an adverse effect on Zions' ability to perform any of its material obligations under this Agreement.

          (b) Adverse Actions. (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code, or (ii) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied,
     (iii) a material violation of any provision of this Agreement or (iv) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

          (c) Commitments. Agree or commit to do any of the foregoing in this
     Section 4.02.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

     5.01. Disclosure Schedules. On or prior to the date hereof, Zions has delivered to the Company a schedule and the Company has delivered to Zions a schedule (respectively, its "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in
Section 5.03 or 5.04 or to one or more of its covenants contained in Article IV; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02,
(b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) the disclosures contained in any portion of a Disclosure Schedule shall be deemed a disclosure in each other section of such Disclosure Schedule, provided a reasonable person would determine that the disclosure contained in such paragraph could qualify or otherwise apply to other sections of such Disclosure Schedule.

     5.02. Standard. No representation or warranty of the Company or Zions contained in Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty.

     5.03. Representations and Warranties of the Company. Subject to Sections
5.01 and 5.02 and except as Previously Disclosed, the Company hereby represents and warrants to Zions:

          (a) Organization, Standing and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

          (b) Company Securities. As of the date hereof, the authorized capital stock of the Company consists solely of 35,000,000 shares of Company Common Stock, of which 14,141,227 shares of Company Voting Common Stock and no shares of Company Non-Voting Common Stock were outstanding as of the date hereof, and 1,500,000 shares of Company Preferred Stock, of which no shares were outstanding as of the date hereof. As of the date hereof, 250,000 shares of Company Common Stock were held in treasury by the Company or otherwise owned by the Company or its Subsidiaries (other than in a fiduciary or agency capacity). The outstanding shares of Company Securities have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of any preemptive rights. As of the date hereof, except for the shares of Company Common Stock subject to the Stock Option Agreement, 633,513 shares of Company Common Stock subject to stock options under the Company Stock Plans and 2,241,216 shares of Company Common Stock subject to the Company Warrants (with the terms of each thereof Previously Disclosed), there are no shares of Company Securities authorized and reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Securities, and the Company does not have any commitment to authorize, issue or sell any Company Securities or Rights.

          (c) Subsidiaries.

             (i) (A) The Company's only subsidiaries are Antelope Valley Bank and Eldorado Bank, each a California state chartered commercial bank (collectively, "Company Banks"), and the other Subsidiaries set forth on
        Schedule 5.03(c) hereto, (B) the Company owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by the Company or its Subsidiaries are fully paid and nonassessable and are owned by the Company or its Subsidiaries free and clear of any Liens.

             (ii) The Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

             (iii) Each of the Company's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

          (d) Corporate Power. The Company and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and the Company has the corporate power and authority to execute, deliver and perform its obligations under this Agreement, and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby.

          (e) Corporate Authority. Subject in the case of this Agreement to receipt of the requisite approval and adoption of the plan of merger set forth in this Agreement by the holders of more than 50% of the outstanding shares of Company Voting Common Stock entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company and the Company Board on or prior to the date hereof. Each of this Agreement and the Stock Option Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (f) Regulatory Approvals; No Defaults.

             (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company of this Agreement or for the Company to consummate the Merger except for (A) filings with the SEC and state securities authorities and the approval of this Agreement by the stockholders of the Company, (B) the filing, if any, of an agreement of merger with the Utah Division pursuant to the UBCA, (C) the filing of a certificate of merger with the Delaware Secretary pursuant to the DGCL, and (D) the filing of applications and notices, as applicable, with the federal banking authorities and the Commissioner. As of the date hereof, to the Company's knowledge, there is no fact or circumstance pertaining to the Company or any of its Subsidiaries or Affiliates that could reasonably be expected to cause the approvals set forth in Section 7.01(b) not to be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

             (ii) Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph, and expiration of related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or of any of its Subsidiaries or to which the Company or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Company Certificate or the Company By-Laws or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

          (g) Financial Reports and Regulatory Documents; Material Adverse
     Effect.

             (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 1999 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, the Company's "SEC Documents") with the SEC, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Company and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Document (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the Company and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. The books and records of the Company have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

             (ii) Since December 31, 1998, the Company has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, with any Regulatory Authority, including without limitation, any report or statement required to be filed pursuant to the laws of the United States or the State of California and the rules and regulations of the Federal Reserve Board and the Commissioner, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates, such reports, registrations and statements complied in all material respects with all the laws, rules and regulations of the applicable Regulatory Authority with which they were filed.

             (iii) Except as Previously Disclosed or set forth in the SEC Documents, since June 30, 2000, the Company and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

             (iv) Except as Previously Disclosed or set forth in the SEC Documents, since June 30, 2000, (A) the Company and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to the Company.

          (h) Litigation. Except as Previously Disclosed or set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, there is no suit, action or proceeding pending (and to the Company's Knowledge, no such suit, action or proceeding has been threatened) that, individually or in the aggregate, is (i) material to the Company and its Subsidiaries, taken as a whole, or (ii) that is reasonably likely to prevent or delay the Company in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Agreement or the Stock Option Agreement.

          (i) Regulatory Matters.

             (i) Neither the Company nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Commissioner, the Federal Reserve Board and the FDIC) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities"), except as set forth in
        Schedule 5.03 (i) hereto.

             (ii) Neither the Company nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

          (j) Compliance with Laws. The Company and each of its Subsidiaries:

             (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

             (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company's Knowledge, no suspension or cancellation of any of them is threatened; and

             (iii) has received, since December 31, 1998, no notification or communication from any Governmental Authority (A) asserting that the Company or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to the Company's Knowledge, do any grounds for any of the foregoing exist).

          (k) Material Contracts; Defaults. Except as Previously Disclosed, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K (a "Material Contract") or (ii) that materially restricts the conduct of business by it or any of its Subsidiaries. Neither it nor any of its Subsidiaries is in default under any Material Contract to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

          (l) No Brokers. No action has been taken by the Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Keefe, Bruyette & Woods, Inc.

          (m) Employee Benefit Plans.

             (i) All material plans, contracts, policies or arrangements that are maintained or funded by the Company and its Subsidiaries to provide benefits and compensation to current employees or former employees of the Company and its Subsidiaries (the "Employees") and current or former directors of the Company, including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the "Compensation and Benefit Plans"), are listed in Section 5.03(m)(i) of the Company's Disclosure Schedule. True and complete copies of all written Compensation and Benefit Plans, including, but not limited to, any trust instruments and insurance contracts forming a part of any Compensation and Benefit Plan, and all amendments thereto have been provided or made available to Zions.

             (ii) All Compensation and Benefit Plans that constitute "employee benefit plans" within the meaning of Section 3(3) of ERISA, other than "multiemployer plans" within the meaning of Section 3(37) of ERISA, covering Employees (the "Plans"), to the extent subject to ERISA, are in substantial compliance with ERISA. Except as set forth in Schedule 5.03(m)(ii) hereto, each Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, and to the Company's Knowledge no event or circumstance has occurred that is reasonably likely to result in revocation of any such favorable determination letter. There is no material pending or, to the Company's Knowledge, threatened litigation relating to the Plans. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Plan that, assuming the taxable period of such transaction expired as of the date hereof, can reasonably be expected to subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

             (iii) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate"). The Company and the Subsidiaries have not incurred and do not expect to incur any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

             (iv) All contributions to any Compensation and Benefit Plan required to be made under the terms of any such Compensation and Benefit Plan and due as of the date hereof have been timely made or have been reflected in the Company's financial statements. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver with respect to any Plan. Neither the Company nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

             (v) Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Compensation and Benefit Plan (other than such obligations as may arise from or relate to the group health plan coverage continuation provisions of ERISA, the Code or state law), except as set forth in Section 5.03(m)(v) of the Company's Disclosure Schedule. Except as set forth in Section 5.03(m)(v) of the Company's Disclosure Schedule, the Company or the Subsidiaries may amend or terminate any Compensation and Benefit Plan identified in response to the preceding sentence at any time to the extent permitted by ERISA and the Code without incurring any material liability thereunder. The Company or the Subsidiaries may amend or terminate any such Compensation and Benefit Plan at any time without incurring any liability thereunder other than incidental attorney fees and administrative expenses customarily incurred in connection with such termination.

             (vi) Except as set forth in Schedule 5.03(m)(vi) hereto, the consummation of the transactions contemplated by this Agreement can not reasonably be expected to (x) entitle any Employees to severance pay under any Compensation and Benefit Plan, (y) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Compensation and Benefit Plans or (z) result in any payments under any of the Compensation and Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

          (n) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to the Company's Knowledge, threatened, nor to the Company's Knowledge, has there been any activity involving its or any of its Subsidiaries' employees since December 31, 1998 seeking to certify a collective bargaining unit or engaging in other organizational activity.

          (o) Environmental Matters. Neither the conduct nor operation of the Company or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither the Company nor any of its Subsidiaries has received any notice from any Person that the Company or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

          (p) Tax Matters. (i) All Tax Returns that are required to be filed (taking into account any extensions of time within which to file) by or with respect to the Company and its Subsidiaries have been duly filed and all such Tax Returns are complete and accurate in all material respects,
     (ii) all Taxes (whether or not shown to be due on the Tax Returns referred to in clause (i)) have been or will be paid in full when due, (iii) the Tax Returns referred to in clause (i) have been examined by the relevant taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (iv) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (v) all Taxes that the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been paid over to the proper Governmental Authority in a timely manner, (vi) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vii) no extensions or waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Company or its Subsidiaries. The Company has made available to Zions true and correct copies of the Tax Returns filed by the Company and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 1999. Neither the Company nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the Company's SEC Documents filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Company's SEC Documents filed on or prior to the date hereof. Neither the Company nor any of its Subsidiaries is a party to any Tax sharing or allocation agreement, is or has been a member of an affiliated group filing consolidated or combined Tax Returns (other than a group the common parent of which is or was the Company) or otherwise has any liability for the Taxes of any person (other than the Company and its Subsidiaries). No Liens for Taxes exist with respect to any of the assets or properties of the Company or its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with United States GAAP. Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the last three (3) years in which the parties to such distribution treated the distribution as one to which
     Section 355 of the Code applied. No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement. As of the date hereof, neither the Company nor any of its Subsidiaries has any reason to believe that any condition exists that reasonably could be expected to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

          (q) Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the Company's own account, or for the account of one or more of the Company's Subsidiaries or their customers (all of such material arrangements are listed in Section 5.03(q) of the Company's Disclosure Schedule), were entered into (i) in accordance with reasonable business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither the Company nor its Subsidiaries, nor to the Company's Knowledge, any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

          (r) Books and Records. The books and records of the Company and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present in all material respects the financial position of the Company and its Subsidiaries.

          (s) Insurance. The Company's Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by the Company or its Subsidiaries ("Insurance Policies"). To the Company's Knowledge, the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; the Company and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

          (t) Allowance for Possible Loan Losses. To the Company's Knowledge, the Company's (i) allowance for loan and lease losses and (ii) level of reserves is, and will be as of the Effective Date, adequate and in accordance with GAAP in all material respects and in accordance with all applicable regulatory requirements.

          (u) Trust Business. Neither the Company nor either of the Company Banks serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor for any fiduciary accounts.

          (v) Takeover Laws; Dissenters Rights. The Company has taken all action required to be taken by it in order to exempt this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby from, and this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of any "moratorium", "control share", "fair price", "affiliated transaction", "business combination" or other anti-takeover laws and regulations of any state (collectively, "Takeover Laws"), including, without limitation, the State of Delaware. Holders of the Company Securities do not have dissenters or appraisal rights in connection with the execution of this Agreement or the consummation of any of the transactions contemplated hereby.

          (w) Mortgage Banking Business.

             (i) Licenses and Qualifications. Except as Previously Disclosed, the Subsidiary identified on Schedule 5.03(w) hereto (A) is (1) a mortgagee and servicer approved by the United States Department of Housing and Urban Development ("HUD") for loans insured by the Federal Housing Administration (the "FHA"), (2) an approved lender and servicer for loans insured by the Veterans' Administration (the "VA"), (3) an approved seller/ servicer of one-to-four-family first and second mortgage loans for the Federal National Mortgage Association (the "FNMA") and the Federal Home Loan Mortgage Corporation (the "FHLMC"), and (4) an issuer and servicer approved by the Government National Mortgage Association ("GNMA") of GNMA-guaranteed mortgage-backed securities, (B) has all other certifications, authorizations, licenses, permits and other approvals necessary to conduct its current business,
        (C) is in good standing under all applicable federal, state and local laws and regulations thereunder as a lender and servicer and (D) is in good standing with all authorities and servicers for the state bond programs in which it participates.

             (ii) Title to Loans. All Mortgage Loans are owned by such Subsidiary free and clear of any Lien. Each mortgage or deed of trust securing a Mortgage Loan has been duly recorded or submitted for recordation in due course in the appropriate filing office in the name of the Company as mortgagee. Neither the Company nor any of its Subsidiaries has released any security for any Mortgage Loan, except upon receipt of reasonable consideration for such release (as documented in the applicable loan file), or accepted prepayment of any such Mortgage Loan which has not been promptly applied to such Mortgage Loan.

             (iii) Compliance. Except as Previously Disclosed, each Mortgage Loan which is being serviced by the Company or any of its Subsidiaries for the account of others (the "Serviced Loans") was underwritten and originated, and the Mortgage Loan documents and Mortgage Loan files maintained by the Company and each of its Subsidiaries with respect thereto are being maintained by the Company and such Subsidiary in compliance with all applicable laws and regulations and, if applicable, the requirements of the "Investor" (which term means (x) FHLMC, FNMA, GNMA, or any other person, as the case may be, that owns any of the Mortgage Loans or any portion of a Pool (as defined in Subsection (xi) below) of loans or holds beneficial title to the Mortgage Loans or any portion of a Pool of Mortgage Loans, but shall not mean the holder of mortgage-backed securities or mortgage pass-through securities except to the extent that the consent of such holder may be required in order for the Company and each of its Subsidiaries to continue to have servicing rights with respect to the Mortgage Loans related thereto and (y) any person who owns servicing rights for loans serviced or master serviced by the Company or any of its Subsidiaries pursuant to a Loan Servicing Agreement) acquiring such Mortgage Loan (or, if there is no such Investor, in accordance with the Company's underwriting standards then in effect) and the requirements of each person who insures or guarantees all or any portion of the risk of loss upon borrower default on any of the Mortgage Loans, including, without limitation, the FHA, the VA and any private mortgage insurer, and providers of life, hazard, flood, disability, title or other insurance with respect to any of the Mortgage Loans or the collateral therefor (each, an "Insurer"), if any, in effect and applicable at the time such insurance was obtained. Except as Previously Disclosed, the Company and each of its Subsidiaries have not done or failed to do, or caused to be done or omitted to be done, any act, the effect of which would operate to invalidate or materially impair (A) any approvals of any Agency or the FHA to insure, (B) any VA guarantee or commitment of the VA to guarantee, (C) any private mortgage insurance or commitment of any private mortgage insurer to insure, (D) any title insurance policy, (E) any hazard insurance policy, (F) any flood insurance policy, (G) any fidelity bond, direct surety bond, errors and omissions or other insurance policy required by any Agency, Investor or Insurer, (H) any surety or guaranty agreement, (I) any guaranty issued by GNMA, FNMA or FHLMC to the Company or any of its Subsidiaries respecting mortgage backed securities issued by the Company and other like guarantees or (J) the rights of the Company or any of its Subsidiaries under any Loan Servicing Agreement or loan purchase commitment.

             (iv) Loan Servicing Agreements. Except as Previously Disclosed, all of the contracts pursuant to which the Company or such Subsidiary has the right and/or obligation to service Mortgage Loans of the Company (each, a "Loan Servicing Agreement") are (A) valid and binding obligations of the Company or such Subsidiary, and to the Company's Knowledge, of all the other parties thereto, (B) in full force and effect, (C) enforceable in accordance with their terms (except where enforcement thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and by general equity principles) and (D) owned by the Company or such Subsidiary free and clear of any Lien, except pursuant to the Mortgage Loan and security agreements Previously Disclosed. There is no default by the Company or any Subsidiary or, to the Company's Knowledge, claims of default against the Company or any Subsidiary by any party under any such Loan Servicing Agreement, and, except for the consummation of the transactions contemplated by this Agreement, no event has occurred which with the passage of time or the giving of notice or both would constitute a default by any party under any such Loan Servicing Agreement or would result in any such mortgage servicing agreement being terminable by any party thereto. There is no pending or, to the Company's Knowledge, threatened cancellation of any Loan Servicing Agreement and the obligations of the Company or any of its Subsidiaries under each Loan Servicing Agreement are being performed in all material respects by the Company or any Subsidiaries in accordance with the terms of such Agreement and applicable rules or regulations. Neither the Company nor any of its Subsidiaries is a subservicer with respect to any of the Serviced Loans.

             (v) Securitization Transactions.

                (A) The Company and its Subsidiaries, as servicer under the applicable Loan Servicing Agreement (the "Securitization Servicer") of each outstanding transaction under which the Company or its Subsidiaries have sold or pledged Mortgage Loans in a securitization, whether sold under the Securities Act or otherwise (a "Securitization Transaction"), has complied in all material respects with all contracts, including the Loan Servicing Agreements, and all conditions to be performed or satisfied by them with respect to all agreements and arrangements pursuant to which such person is bound under such Securitization Transaction (collectively, "Securitization Instruments").

                (B) No Securitization Servicer or, to the Company's Knowledge, no trustee or issuer with respect to any Securitization, has taken any action which would reasonably be expected to adversely affect the characterization or Tax treatment for federal, state or local income or franchise Tax purposes of the issuer or any securities issued in a Securitization Transaction, and all required federal, state and local tax and information returns relating to any Securitization Transaction have been properly filed.

                (C) Each representation and warranty made by the Company or its Subsidiaries in each "Purchase Agreement," "Pooling and Servicing Agreement," "Placement Agency Agreement," "Servicer's Indemnification Agreement" and any other Securitization Instrument to which any of them was a party in any Securitization Transaction was true and correct in all material respects whenever made or reaffirmed by any of them and the Company and its Subsidiaries have each fully performed and carried out each covenant and agreement made by any of them in any such Securitization Instrument.

             (vi) Mortgage Insurance. Each Mortgage Loan which is indicated in the related Mortgage Loan documents to have FHA insurance is insured under the National Housing Act or qualifies for such insurance. Each Mortgage Loan which is indicated in the related Mortgage Loan documents to be guaranteed by the VA is guaranteed under the provisions of Chapter 37 of Title 38 of the United States Code to the extent required by the applicable Investor or qualifies for such guarantee. Except as Previously Disclosed, as to each FHA insurance certificate, each VA guarantee certificate, and each Mortgage Loan which is indicated in the related Mortgage Loan file to be insured by private mortgage insurance, the Company and its Subsidiaries have complied in all material respects with applicable provisions of the insurance or guarantee contract and applicable laws and regulations, the insurance or guarantee is in full force and effect with respect to each such Mortgage Loan, and to the Company's Knowledge, there does not exist any event or condition which, but for the passage of time or the giving of notice or both, can result in a revocation of any such insurance or guarantee or constitute adequate grounds for the applicable Insurer to refuse to provide insurance or guarantee payments thereunder.

             (vii) Title Insurance. To the extent required by the applicable Investor, each Mortgage Loan is covered by an ALTA lender's title insurance policy or other generally acceptable form of policy of insurance or opinion of title acceptable to the relevant Investor, and each such title insurance policy is issued by an Insurer acceptable to the applicable Investor and qualified to do business in the jurisdiction where the collateral securing such Mortgage Loan is located, and insures the originator and its successors and assigns as to the first priority lien of the mortgage in the original principal amount of the Mortgage Loan (or, in the case of a second mortgage, the second priority lien). The applicable Investor, as assignee of the originator's rights, is an insured of such lender's title insurance policy, and such lender's policy is in full force and effect. The Company and its Subsidiaries have not, nor, to the Company's Knowledge, has any prior servicer, performed any act or omission which would impair the coverage of such lender's policy.

          (x) Fairness Opinion. Prior to the execution of this Agreement, the Company has received the written opinion of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of this Agreement, and based upon and subject to the matters set forth therein, the Exchange Ratio is fair to the holders of the Company Common Stock from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

     5.04. Representations and Warranties of Zions. Subject to Sections 5.01 and
5.02 and except as Previously Disclosed, Zions hereby represents and warrants to the Company as follows:

          (a) Organization, Standing and Authority. Zions is duly organized, validly existing and in good standing under the laws of the State of Utah. Zions is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Zions has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

          (b) Zions Stock.

             (i) As of the date hereof, the authorized capital stock of Zions consists solely of 200,000,000 shares of Zions Common Stock, of which no more than 88,000,000 shares were outstanding as of the date hereof, and 3,000,000 shares of Zions Preferred Stock, of which no shares were outstanding as of the date hereof.

             (ii) The shares of Zions Common Stock to be issued in exchange for shares of Company Securities in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right.

          (c) Subsidiaries. Each of Zions's Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and Zions owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries.

          (d) Corporate Power. Zions and each of its Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Zions has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

          (e) Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Zions and the Zions Board. This Agreement is a valid and legally binding agreement of Zions enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). Approval of the shareholders of Zions is not required in order to consummate the transactions contemplated hereby.

          (f) Regulatory Approvals; No Defaults.

             (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Zions or any of its Subsidiaries in connection with the execution, delivery or performance by Zions of this Agreement or to consummate the Merger except for (A) the filing of an application or notice under Section 3 of the BHC Act and Regulation Y of the Federal Reserve Board, and the approval or waiver thereof by the Federal Reserve Bank of San Francisco; (B) the filing and approval of an application with the Commissioner and the FDIC; (C) the approval of the listing on the Nasdaq of Zions Common Stock to be issued in the Merger; (D) the filing and declaration of effectiveness of the Registration Statement;
        (E) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Zions Stock in the Merger; (F) the filing, if any, of an agreement of merger with the Utah Division pursuant to the UBCA and (G) the filing of a certificate of merger with the Delaware Secretary pursuant to the DGCL. Zions intends to file a notice with the Federal Reserve Bank of San Francisco pursuant to Section 225.12(d)(2) of Regulation Y. As of the date hereof, Zions is not aware of any fact or circumstance pertaining to Zions or any of its Subsidiaries or Affiliates that could reasonably be expected to cause the approvals and waivers set forth in Section 7.01(b) not to received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

             (ii) Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Zions or of any of its Subsidiaries or to which Zions or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of incorporation or by-laws (or similar governing documents) of Zions or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

          (g) Financial Reports and SEC Documents; Material Adverse Effect.

             (i) Except as Previously Disclosed, Zions's Annual Reports on Form 10-K for the fiscal years ended December 31, 1999, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 1999 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, Zions's "SEC Documents") with the SEC, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Zions and its Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of Zions and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements. The books and records of Zions have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

             (ii) Since June 30, 2000, (A) Zions and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice

        (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section
        5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Zions.

             (iii) Since September 30, 2000, Zions and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice, except as disclosed in Zion's SEC Documents or Previously Disclosed.

          (h) Tax Matters. As of the date hereof, neither Zions nor any of its Subsidiaries has any reason to believe that any condition exists that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code.

          (i) Litigation. Except as Previously Disclosed or set forth in the Zion's SEC Documents, there is no suit, action or proceeding pending (and to the knowledge of Zions, no such suit, action or proceeding has been threatened) that, individually or in the aggregate, is (i) material to Zions and its Subsidiaries, taken as a whole, or (ii) that is reasonably likely to prevent or delay Zions in any material respect from performing its obligations under, or consummating the transactions contemplated by, this Agreement.

          (j) Regulatory Matters. (i) Neither Zions nor any of its Subsidiaries is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority, and (ii) Neither Zions nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

                                   ARTICLE VI

                                   COVENANTS

     6.01. Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Zions agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in
Article VII hereof, and shall cooperate fully with the other party hereto to that end.

     6.02. Shareholder Approval. The Company agrees to take, in accordance with applicable law and its charter documents and by-laws, all action necessary to convene an appropriate meeting of its stockholders (the "Company Meeting") to consider and vote upon the approval and adoption of this Agreement and any other matters required to be approved by the Company's stockholders for consummation of the Merger, in each case as promptly as practicable after the Registration Statement is declared effective. Except to the extent that the Company Board determines after consultation with its counsel that to do otherwise is legally required for the discharge of its fiduciary duties, the Company Board shall recommend such approval and shall take all reasonable lawful action to solicit such approval by its stockholders.

     6.03. Registration Statement.

          (a) Zions agrees to prepare a registration statement on Form S-4 or other applicable form (the "Registration Statement") to be filed by Zions with the SEC in connection with the issuance of Zions Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Company constituting a part thereof (the "Proxy Statement") and all related documents). Company agrees to cooperate, and to cause its Subsidiaries to cooperate, with Zions, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement. Company agrees to file the Proxy Statement in preliminary form with the SEC as soon as reasonably practicable, and Zions agrees to file the Registration Statement with the SEC as soon as reasonably practicable after any SEC comments with respect to the preliminary Proxy Statement are resolved. Each of Zions and the Company shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the Company shall thereafter mail the definitive Proxy Statement to its stockholders. Zions shall also use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Securities as may be reasonably requested in connection with any such action. As of the date of this Agreement, Zions represents that it is not aware of any reason why the SEC will not declare the Registration Statement effective in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

          (b) At the Effective Time, Zions will assume any registration obligations with respect to the Company Warrants provided for in the Company Registration Rights Agreement.

          (c) Each of the Company and Zions agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Meeting, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of the Company and Zions further agrees that if it shall become aware prior to the time of the Company Meeting or the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

     6.04. Bank Merger. Each of the Company and Zions agrees that it will use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit the Bank Merger contemplated by the Bank Merger Agreement to occur immediately after the Merger.

     6.05. Press Releases. Each of the Company and Zions agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating

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

to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or Nasdaq rules. Notwithstanding the foregoing, in the event that either Zions or the Company determines that a press release or written statement for general circulation relating to the transactions contemplated hereby is required by law or Nasdaq rules, such party shall first notify the other of the press release or written statement, afford the other party a reasonable opportunity to review and comment on the press release or written statement, and obtain the other party's approval of such disclosure, which approval shall not be withheld or delayed in any manner that is unreasonable under the circumstances.

     6.06. Access; Information.

          (a) Each of the Company and Zions agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party and the other party's officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and, to the extent permitted by its auditors, work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party all information concerning the business, properties and personnel of it as the other may reasonably request.

          (b) Each agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.06 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.06 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

     6.07. Acquisition Proposals. The Company agrees that neither it nor any of its Subsidiaries nor any of the respective officers and directors of the Company or its Subsidiaries shall, and the Company shall direct and use its reasonable best efforts to cause its and its subsidiaries' employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Company) with respect to an Acquisition Proposal or, except to the extent that the Company Board determines after consultation with its counsel that to do otherwise is required for the discharge of its fiduciary duties, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Company shall immediately cease and cause to be terminated any activities, discussions or

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

negotiations conducted prior to the date of this Agreement with any parties other than Zions with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. The Company shall promptly (within 24 hours) advise Zions following the receipt by the Company of any Acquisition Proposal and the substance thereof (including without limitation the identity of the person or persons making such Acquisition Proposal) and advise Zions of any developments with respect to such Acquisition Proposal upon the occurrence thereof.

     6.08. Rule 145 Restrictions.

          (a) Not later than the 15th day prior to the mailing of the Proxy Statement, the Company shall deliver to Zions a schedule of each Person that, to the best of the Company's Knowledge, is or is reasonably likely to be, as of the date of the Company Meeting, deemed to be an "affiliate" of the Company (each, a "Company Affiliate") as that term is used in Rule 145 under the Securities Act.

          (b) The Company shall use its reasonable best efforts to cause each person who may be deemed to be a Company Affiliate to execute and deliver to the Company on or before the date of mailing of the Proxy Statement an agreement in the form attached hereto as Exhibit D.

     6.09. Certain Policies. Prior to the Effective Date, the Company shall, consistent with GAAP and on a basis mutually satisfactory to it and Zions, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Zions; provided, however, that the Company shall not be obligated to take any such action pursuant to this
Section 6.09 unless and until Zions acknowledges and to the extent appropriate certifies that all conditions to the Company's obligation to consummate the Merger have been satisfied and all such conditions are so satisfied.

     6.10. Nasdaq Listing. Zions will file with Nasdaq and any securities exchange on which Zions Common Stock is listed prior to the Effective Date the Notification Form for Change in Number of Shares Outstanding and any other applicable form concerning the shares of Zions Common Stock to be issued to the holders of Company Common Stock in the Merger and upon exercise of the Replacement Options and the Replacement Warrants.

     6.11. Regulatory Applications.

          (a) Zions and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including the Bank Merger. Each of Zions and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party apprised of the status of matters relating to completion of the transactions contemplated hereby. Prior to the Effective Time, except to the extent prohibited by applicable law, Zions shall furnish promptly to the Company's counsel a copy of each report, schedule, correspondence and other document that Zions or its representatives delivers to or files with, or Zions or any of its representatives receives from, any Governmental Authority in connection with the transactions contemplated by this Agreement, including, without limitation, any document or portion thereof designated as confidential by Zions.

          (b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

     6.12. Indemnification.

          (a) Following the Effective Date, Zions shall indemnify, defend and hold harmless any person who immediately prior to the Effective Time is a current or former director or officer of the Company and its Subsidiaries (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement or any related agreement, but excluding any Costs arising out of any violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading) to the fullest extent that the Company is permitted to indemnify (and advance expenses to) its directors and officers under the laws of the State of Delaware, the Company Certificate and the Company By-Laws as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Delaware law, the Company Certificate and the Company By-Laws shall be made by independent counsel (which shall not be counsel that provides material services to Zions) selected by Zions and reasonably acceptable to such officer or director; and provided, further, that in the absence of applicable Delaware judicial precedent to the contrary, such counsel, in making such determination, shall presume such officer's or director's conduct complied with such standard and Zions shall have the burden to demonstrate that such officer's or director's conduct failed to comply with such standard. Zions shall pay promptly expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party unless such advancement of expenses is expressly prohibited by law.

          (b) Zions shall obtain, not later than the Effective Time, so-called "tail insurance" with respect to that portion of the Company's director's and officer's liability insurance policy that serves to reimburse the present and former directors and officers (determined as of the Effective
     Time) of the Company or any of its Subsidiaries (as opposed to the portion that serves to reimburse the Company) with respect to any claim brought against any such director or officer during the four-year period beginning as of the Effective Time and arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall Zions be required to expend more than 150% of the current amount expended by the Company (the "Insurance Amount") to maintain or procure such directors and officers insurance coverage; provided, further, that if Zions is unable to maintain or obtain the insurance called for by this Section 6.12(b), Zions shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company or any Subsidiary may be required to make application and provide customary representations and warranties to Zions's insurance carrier for the purpose of obtaining such insurance.

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

          (c) Any Indemnified Party wishing to claim indemnification under
     Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Zions thereof; provided that the failure so to notify shall not affect the obligations of Zions under Section 6.12(a) unless and to the extent that Zions is actually materially prejudiced as a result of such failure.

          (d) If after the date hereof Zions or any of its successors or assigns shall enter into an agreement to consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall enter into an agreement to transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that such successors and assigns of Zions shall assume the obligations set forth in this Section 6.12.

     6.13. Benefit Plans. It is acknowledged by the parties that, by virtue of the Merger, all employees of the Company and its Subsidiaries immediately prior to the Effective Time ("Current Employees") shall be employees of a Subsidiary of Zions immediately after the Effective Time; provided, however, that nothing contained in this sentence shall limit the ability of Zions to terminate the employment of any Current Employee after the Effective Time. Zions shall, from and after the Effective Time, (i) provide Current Employees who remain as employees of Zions or any of its Significant Subsidiaries with benefits under employee benefit plans which are no less favorable in the aggregate than those provided to similarly situated employees of Zions, CB&T or any other Significant Subsidiary of Zions including without limitation allowing such employees to participate in Zions's stock option plans in accordance with the policies of Zions with respect to such stock option plans, and (ii) with respect to Current Employees who remain as employees of Zions or any of its Significant Subsidiaries, cause each employee benefit plan of Zions or its Significant Subsidiaries in which such employees are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company or any Company Bank as if such service were with Zions or its Significant Subsidiaries, to the same extent to which such service was credited under a comparable plan of the Company or any Company Bank. Notwithstanding the foregoing, the Company consents and covenants that from and after the Effective Date, the Company's Compensation and Benefit Plans will be governed, managed and/or terminated by Zions, all within Zions' sole discretion subject to the terms of such plans and the applicable provisions of the Code and ERISA. For a period of at least one (1) year after the Effective Date, Zions shall provide severance benefits to Current Employees no less favorable than those benefits set forth in the Company's Severance Pay Plan, as amended January 1, 1999, Previously Disclosed. The retention bonus payments contemplated by
Schedule 4.01(d)(v) of the Company's Disclosure Schedule will be in addition to, and not in lieu of, any severance payments to which Current Employees shall otherwise be entitled after the Effective Date. At all times after the Effective Time, Zions will, and will cause its Subsidiaries to, honor in accordance with their terms as in effect on the date hereof, or as amended after the date hereof with prior written consent of Zions, any employment, severance, consulting, supplemental retirement or other compensation contracts or arrangement with any current or former director, officer or employee of the Company, provided such contract or arrangement is listed in the Company's Disclosure Schedule.

     6.14. Notification of Certain Matters. Each of the Company and Zions shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     6.15. Shareholder Agreements. Certain shareholders of the Company identified in the Company's Disclosure Schedule, in exchange for good and valuable consideration, have executed and delivered to Zions shareholder agreements substantially in the form of Exhibit D hereto (the "Shareholder Agreements"), committing such persons, (i) to vote their shares of Company Common Stock in favor of this Agreement at the Company Meeting and (ii) to certain representations concerning the ownership of Company Common Stock and Zions Common Stock to be received as a result of the Merger.

     6.16. Reservation of Shares. Zions shall at all times from and after the date of this Agreement maintain a sufficient number of duly authorized, unissued and reserved shares of Zions Common Stock necessary to permit Zions to satisfy its obligations under this Agreement without the need to seek approval of Zions's shareholders.

     6.17. Accountants' Letters. Each of the Company and Zions shall use its reasonable best efforts to cause to be delivered to the other party a letter of their respective independent auditors, dated (i) the date on which the Registration Statement shall become effective and (ii) a date shortly prior to the Effective Date, and addressed to such other party, and such directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72.

     6.18. Resignations. The Company will use its reasonable best efforts to obtain the resignations of each director of the Company and the Company Banks on or before the Effective Date, which resignations shall be effective at the Effective Time.

                                  ARTICLE VII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     7.01. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each of Zions and the Company to consummate the Merger is subject to the fulfillment or written waiver by Zions and the Company prior to the Effective Time of each of the following conditions:

          (a) Shareholder Approvals. This Agreement and the Merger shall have been duly adopted by the requisite vote of the shareholders of the Company.

          (b) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which reasonably could be expected to (i) following the Effective Time, have a Material Adverse Effect on Zions and its Subsidiaries taken as a whole or (ii) materially or adversely reduce the economic and business benefits of the transactions contemplated hereby to such a degree that Zions would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

          (c) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

          (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) Nasdaq. All action necessary or required to effect quotation and listing of the shares of Zions Common Stock to be issued in the merger or pursuant to the Replacement Warrants and

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

     Replacement Options on Nasdaq or any applicable national securities exchange on which Zions Common Stock is quoted or listed shall have been taken.

     7.02. Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Effective Time of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of Zions set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Zions by the Chief Executive Officer and the Chief Financial Officer of Zions to such effect.

          (b) Performance of Obligations of Zions. Zions shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Zions by the Chief Executive Officer and the Chief Financial Officer of Zions to such effect.

          (c) Opinion of the Company's Counsel. The Company shall have received an opinion of Nutter, McClennen & Fish, LLP, counsel to the Company, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) each of Zions and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code and (iii) no gain or loss will be recognized by shareholders of the Company who receive shares of Zions Common Stock in exchange for shares of Company Common Stock, except with respect to cash received in lieu of fractional share interests. In rendering its opinion, Nutter, McClennen & Fish, LLP may require and rely upon representations contained in letters from the Company, Zions and shareholders of the Company.

     7.03. Conditions to Obligation of Zions. The obligation of Zions to consummate the Merger is also subject to the fulfillment or written waiver by Zions prior to the Effective Time of each of the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and Zions shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Zions shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

          (c) Opinion of Zions's Counsel. Zions shall have received an opinion of Sullivan & Cromwell, counsel to Zions, dated the Effective Date, to the effect that, on the basis of facts,

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

     representations and assumptions set forth in such opinion, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Zions and the Company will be a party to the reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from the Company, Zions and shareholders of the Company.

                                  ARTICLE VIII

                                  TERMINATION

     8.01. Termination. This Agreement may be terminated, and the Acquisition may be abandoned:

          (a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of Zions and the Company, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

          (b) Breach. At any time prior to the Effective Time, by Zions or the Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.

          (c) Delay. At any time prior to the Effective Time, by Zions or the Company, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Merger is not consummated by June 30, 2001, except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this
     Section 8.01(c).

          (d) No Approval. By the Company or Zions, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) the stockholder approval required by Section 7.01(a) herein is not obtained at the Company Meeting.

          (e) Failure to Recommend. At any time prior to the Company Meeting, by Zions if the Company Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Zions.

     8.02. Effect of Termination and Abandonment.

          (a) Except for Zions' rights, if any, pursuant to the Stock Option Agreement and the Company's rights, if any, pursuant to Section 8.02(b), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.01 and (ii) that termination will not relieve a breaching party from liability for any breach of this Agreement prior to such termination.

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

          (b) If this Agreement shall be terminated by the Company or Zions pursuant to Section 8.01(c) (except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the Company) or Section 8.01(d)(i), then Zions shall promptly reimburse the Company for all costs and expenses, including reasonable attorney's fees, incurred in connection with the negotiation and preparation of this Agreement and the satisfaction of the Company's obligations hereunder up to $500,000 in the aggregate.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.01. Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Article III, Sections 6.12, 6.13 and 6.16 and this Article IX which shall survive the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(c), 6.05(b), 8.02, and this Article IX which shall survive such termination).

     9.02. Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would violate the UBCA or the DGCL or reduce the consideration to be received by the Company shareholders in the Merger.

     9.03. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. The delivery of a signature page of this Agreement by one party to the other via facsimile transmission shall constitute the execution and delivery of this Agreement by the transmitting party.

     9.04. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law or of the DGCL or the UBCA are applicable).

     9.05. Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that all expenses relating to the printing and mailing of the Proxy Statement will be borne equally by the parties.

     9.06. Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

        If to the Company, to:

          Eldorado Bancshares, Inc.
          24012 Calle de la Plata, Suite 340
          Laguna Hills, California 92653
          Attention: Robert P. Keller
          Facsimile: (949) 699-4348

        With a copy to:

          Nutter, McClennen & Fish, LLP
          One International Place, Boston MA 02110
          Attention: Michael K. Krebs, Esq.
          Facsimile: (617) 310-9288

        If to Zions, to:

          Zions Bancorporation
          One South Main
          Suite 1380
          Salt Lake City, Utah 84111
          Attention: Dale M. Gibbons
          Facsimile: (801) 524-2129

        With a copy to:

          Sullivan & Cromwell
          1888 Century Park East, Suite 2100
          Los Angeles, California 90067-1725
          Attention: Stanley F. Farrar
          Facsimile: (310) 712-8800

     9.07. Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and this Agreement supersedes any and all other oral or written agreements heretofore made between the parties. Nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except (i) that the Company's present and former officers and directors (determined as of the Effective Time) are intended third party beneficiaries with respect to the provisions set forth in Section 6.12, (ii) holders of the Company Common Stock are intended third party beneficiaries with respect to the provisions set forth in Section 3.04 and Section 6.03(c), (iii) holders of Replacement Options and Replacement Warrants are intended third party beneficiaries with respect to the provisions set forth in Section 3.06, 3.07 and Section 6.03, and (iv) the Current Employees are intended third party beneficiaries with respect to the provisions set forth in Section 6.13.

     9.08. Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

                         *             *             *

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          ELDORADO BANCSHARES, INC.

                                          By:     /s/ ROBERT P. KELLER
                                            ------------------------------------
                                              Name: Robert P. Keller
                                              Title: President and Chief
                                                     Executive Officer

                                          ZIONS BANCORPORATION

                                          By:      /s/ DALE M. GIBBONS
                                            ------------------------------------
                                              Name: Dale M. Gibbons
                                              Title: Executive Vice President,
                                                     Chief Financial Officer and
                                                     Secretary

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO CERTAIN PROVISIONS CONTAINED HEREIN
  AND TO THE RESALE RESTRICTIONS UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

 THE OPTION GRANTED UNDER THIS AGREEMENT WILL AUTOMATICALLY EXPIRE ON THE DATE DETERMINED IN ACCORDANCE WITH THIS AGREEMENT, AND CONTAINS A LIMITATION ON THE AMOUNT WHICH A HOLDER MAY REALIZE ON A SALE, TRANSFER OR OTHER DISPOSITION OF THE OPTION GRANTED HEREUNDER OR, IN CERTAIN EVENTS, OF THE SHARES WHICH MAY BE
ACQUIRED ON EXERCISE THEREOF (THE "OPTION SHARES"), PURSUANT TO THIS AGREEMENT.
   THE TRANSFERABILITY OF THE OPTION AND THE OPTION SHARES IS ALSO RESTRICTED
                         PURSUANT TO THE TERMS HEREOF.

     STOCK OPTION AGREEMENT, dated as of December 14, 2000, between Zions Bancorporation, a Utah corporation ("Grantee"), and Eldorado Bancshares, Inc., a Delaware corporation ("Issuer").

                                    RECITALS

     A. Merger Agreement. Grantee and Issuer have entered into an Agreement and Plan of Merger, dated as of December 14, 2000 (the "Merger Agreement"), which agreement has been executed by the parties hereto immediately prior to this Stock Option Agreement; and

     B. Option. As a condition to Grantee's entering into the Merger Agreement and in consideration therefor and in consideration for the option granted to Issuer by Grantee pursuant to an option agreement dated as of the date hereof, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

          1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to an aggregate of 2,814,104 fully paid and nonassessable shares of the common stock, par value $0.01 per share, of Issuer ("Common Stock") at a price per share equal to $10.00 (the "Option Price"); provided, however, that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

          (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in the second sentence of Section 5 hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section l(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach of any provision of the Merger Agreement.

          (c) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuer's repurchase of the Option or any Option Shares pursuant to Section 7 hereof, less, in the case of any repurchase of Option Shares, Grantee's purchase price for such Option Shares, and (ii) (y) the net cash amounts or the fair market value of any property received by Grantee pursuant to the sale of Option Shares including pursuant to a Repurchase Event (or (A) any other securities into which such Option Shares are converted or exchanged or (B) any property, cash or other securities received pursuant to adjustments made under Section 8 hereof or otherwise delivered to Grantee), but in no case less than the fair market value of such Option Shares, less (z) Grantee's purchase price for such Option Shares.

          (d) As used herein, the term "Notional Total Profit" with respect to any number of shares as to which Grantee or any affiliate of Grantee may propose to exercise the Option shall mean the Total Profit determined as of the date of such proposed exercise assuming that the Option was exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee or any affiliate of Grantee as of such date, were sold for cash at the closing market price for the Issuer Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

          (e) Notwithstanding any other provision of this Agreement, in no event shall Grantee's Total Profit exceed $9,907,829 (the "Maximum Total Profit") and, if it otherwise would exceed such amount, Grantee, at its sole election, shall either (i) increase the Option Price with respect to the Option Shares, (ii) deliver to the Issuer for cancellation Option Shares previously purchased by Grantee, (iii) pay cash to the Issuer, or (iv) any combination thereof, so that Grantee's actually realized Total Profit shall not exceed the Maximum Total Profit, taking into account the foregoing actions.

          (f) Notwithstanding any other provision of this Agreement, the Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit of more than $9,907,829; provided, that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date on which the Notional Total Profit would be less than $9,907,829.

          2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection
     (e) of this Section 2) within six (6) months following such Subsequent Triggering Event (or such later period as provided in Section 10). Each of the following shall be an Exercise Termination Event: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 8.01(b) of the Merger Agreement (a "Listed Termination"); (iii) the passage of twelve (12) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination; or (iv) the passage of twelve (12) months (or such longer period as provided in Section 10 hereof) after a Subsequent Triggering Event. Upon the occurrence of an Exercise Termination Event, this Option (or such portion hereof as to which the Holder has not theretofore given a notice of exercise in accordance with paragraph (e) below) shall terminate and become void, without notice or other action by any person. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained herein, the Option may not be exercised at any time when Grantee shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b) thereof. Anything to the contrary notwithstanding, at no point may the Option be exercised, as a whole or in part, to the extent that such exercise (or the acquisition of Option Shares thereunder) would, if it occurred on the date hereof, be inconsistent with any provision of the Merger Agreement.

          (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date hereof:

             (i) Issuer or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (the "Issuer Subsidiaries"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of this Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary (other than mergers, consolidations or similar transactions involving solely Issuer and/or one or more wholly-owned Subsidiaries of the Issuer, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary and
        (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

             (ii) Any person other than the Grantee, any Grantee Subsidiary or an Existing Principal Stockholder (as hereinafter defined) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

             (iii) The stockholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

             (iv) The Issuer Board shall have withdrawn, modified or qualified (or publicly announced its intention to withdraw, modify or qualify) in any manner adverse in any respect to Grantee its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, if prior to such action, it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, or Issuer or any Issuer Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

             (v) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of an Acquisition Transaction, and following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both).

          (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

             (i) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 40% or more of the then outstanding Common Stock; or

             (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) of the second sentence thereof shall be 25%.

          (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

          (e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

          (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices, provided that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option.

          (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

          (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

             "THE TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO CERTAIN PROVISIONS OF AN AGREEMENT BETWEEN THE REGISTERED HOLDER HEREOF AND ISSUER AND TO RESALE RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF ISSUER AND WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY ISSUER OF A WRITTEN REQUEST THEREFOR."

     It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of counsel to the Holder, in form and substance reasonably satisfactory to the Issuer; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and
     (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

          (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (f) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

          (j) As used in this Agreement, the term "Existing Principal Stockholder" means any shareholder of the Issuer that beneficially owns more than 5% of the shares of Common Stock outstanding as of the date of this Agreement.

          3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock;
     (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the "BHCA"), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the

     Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

          4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

          5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, stock combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Common Stock are issued after the date of this Agreement (other than pursuant to this Agreement or pursuant to an event described in the second sentence of this Section 5), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

          6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee, deliver within twelve (12) months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 33% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this
     Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

          7. (a) At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section
     10), and subject in all events to paragraph (c) hereof, Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale on a pro forma basis, giving effect to the exercise or conversion of all Common Stock equivalents

     (including this Option), computed by the so-called "treasury method." In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

          (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. The Holder shall also represent and warrant that it has sole record and beneficial ownership of such Option Shares and that such Option Shares are then free and clear of all liens. As promptly as practicable, and in any event within twenty (20) business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited from so delivering, or permitted not then to repurchase, each in accordance with paragraph (c).

          (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy or order or other binding obligation with a governmental body or agency, including without limitation any resolution adopted at the direction or request of any governmental body or agency (collectively, a "Regulatory Impediment"), from repurchasing the Option and/or the Option Shares in full or to the extent that the Issuer would not have been "adequately capitalized" (as such term is defined by the Federal Reserve Board) as of last day of the Issuer's most recent fiscal quarter had the Issuer repurchased the Option and/or the Option Shares in full as of such date, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within twenty (20) business days after the date on which Issuer is no longer so prohibited, or that it can deliver while remaining adequately capitalized; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this
     Section 7 is prohibited from delivering as a consequence of a Regulatory Impediment, or is permitted not to deliver pursuant to this paragraph (c) as a consequence of its capital ratios, to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option and/or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering, or that it can deliver while remaining adequately capitalized; and (ii) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and/or (B) to the Owner, a certificate for the Option Shares it is not then repurchasing.

     If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection
     (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

          (d) For purposes of this Agreement, a "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

             (i) the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock, or

             (ii) the acquisition by any person (other than Grantee, any Grantee Subsidiary, Owner or any subsidiary of Owner) beneficial ownership of 40% more of the then outstanding Common Stock if Issuer shall have violated Section 6.07 of the Merger Agreement; or

             (iii) the consummation of any Acquisition Transaction described in
        Section 2(b)(i) hereof, except that the percentage referred to in clause
        (z) shall be 25%.

          8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or any Issuer Subsidiary's assets or deposits to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option") of
     (A) if the common stock of the Acquiring Corporation (as defined hereinafter defined) is registered under the Securities Act or is otherwise publicly traded, then the Acquiring Corporation, (B) if clause (A) above is not applicable and the common stock of any Person that controls the Acquiring Corporation is registered under the Securities Act or is otherwise publicly traded, then such controlling Person, and (C) in neither the Acquiring Corporation nor any controlling Person thereof has common stock that is registered under the Securities Act or that is otherwise publicly traded, then either the Acquiring Corporation or a Person controlling the Acquiring Corporation, at the election of the Holder.

          (b) The following terms have the meanings indicated:

             (i) "Acquiring Corporation" shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person and (iv) the transferee of all or a substantial part of Issuer's assets or deposits (or the assets or deposits of any Issuer Subsidiary).

             (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

             (iii) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

             (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for one (1) year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

          (c) The Substitute Option shall have the same terms as the Option, provided that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

          (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

          (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

          (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

          9. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

          (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable and in any event within five (5) business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

          (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder and/or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

          10. The periods for exercise of certain rights under Sections 2, 6, 7, 9 and 14 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise; and (iii) when there exists an injunction, order or judgment that prohibits or delays exercise of such right.

          11. (a) Issuer hereby represents and warrants to Grantee as follows:

             (i) Issuer has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

             (ii) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

          (b) Grantee hereby represents and warrants to Issuer as follows:
     Grantee has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Grantee.

          (c) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed or except in a transaction registered or exempt from registration under the 1933 Act.

          12. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date fifteen (15) days following the date on which the Federal Reserve Board has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf or (iv) any other manner approved by the Federal Reserve Board. Each Holder of this Option agrees and covenants to Issuer that it will comply with all applicable federal and state securities laws in effecting any assignment of this Option, and agrees to indemnify and hold harmless Issuer and Issuer's officers and directors against any liability arising thereunder in connection with any such assignment.

          13. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

          14. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith, both parties waive the posting of any bond or similar requirement.

          15. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section l(a) hereof (as adjusted pursuant to Section l(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

          16. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

          17. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of federal law are applicable).

          18. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          19. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

          20. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

          21. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          ZIONS BANCORPORATION

                                          By:     /s/ ROBERT P. KELLER
                                            ------------------------------------
                                              Name: Robert P. Keller
                                              Title:President and Chief
                                                    Executive Officer

                                          ELDORADO BANCSHARES, INC.

                                          By:      /s/ DALE M. GIBBONS
                                            ------------------------------------
                                              Name: Dale M. Gibbons
                                              Title:Executive Vice President,
                                                    Chief Financial Officer and
                                                    Secretary

                                                                      APPENDIX C

                            AGREEMENT OF BANK MERGER

     THIS AGREEMENT OF BANK MERGER (this "Agreement") is made this      day of
January, 2001 by and among Antelope Valley Bank, a California state-chartered bank ("Antelope"), Eldorado Bank, a California state-chartered bank ("Eldorado Bank") and California Bank & Trust, a California state-chartered bank ("CBT"), in connection with the Merger (the "Parent Company Merger") described in that Agreement and Plan of Merger, dated as of December 14, 2000 (the "Merger Agreement"), by and between Zions Bancorporation, a Utah corporation ("Zions"), and Eldorado Bancshares, Inc., a Delaware corporation ("ELBI").

     As of the date hereof, CBT has authorized capital stock of 3,000,000 shares of common stock, par value $1.50 per share (the "CBT Stock"). As of the date hereof, 2,119,801 shares of CBT Stock are issued and outstanding. As of the date hereof, Antelope has authorized capital stock of 10,000,000 shares of common
stock, par value $     per share ("Antelope Stock"), of which 100 shares are
issued and outstanding. As of the date hereof, Eldorado Bank has authorized capital stock of 4,000,000 shares of common stock, par value $1.25 per share ("Eldorado Bank Stock"), of which 1,031,190 shares are issued and outstanding.

     As of the date hereof, Zions owns directly not less than 95% of the issued and outstanding CBT Stock, ELBI owns directly all of the issued and outstanding Antelope Stock and all of the issued and outstanding Eldorado Bank Stock. Prior to the Effective Time of the Bank Merger (as defined below), ELBI shall be merged with and into Zions with Zions surviving as the resulting corporation, so that immediately prior to the Effective Time of the Bank Merger, Zions shall own directly or indirectly not less than 95% of the CBT Stock, not less than 100% of the Antelope Stock and not less than 100% of the Eldorado Bank Stock.

          CBT, Antelope and Eldorado Bank hereby agree as follows:

          I. Merger. At and on the Effective Time of the Bank Merger, each of Antelope and Eldorado Bank shall be merged with and into CBT in accordance with the terms hereof and pursuant to the provisions of, and with the effect provided in, the California Financial Code and the California General Corporation Law (the "Bank Merger"). CBT, as the institution surviving the Bank Merger, shall be the "Surviving Bank."

          II. Effective Time. The effective time of the Bank Merger ("Effective
     Time of the Bank Merger") shall be              , 2001 at      :01 a.m.
     Pacific [Standard] Time, which shall be after this Agreement has been certified by the California Secretary of State and after approval of the Bank Merger by all required governmental authorities.

          III. Name. The name of the Surviving Bank shall continue to be "California Bank & Trust."

          IV. Directors and Principal Officers. The directors and principal officers of CBT immediately prior to the Effective Time of the Bank Merger shall be the directors and principal officers of the Surviving Bank and such persons shall continue to hold office until their successors are elected and duly qualified.

          V. Treatment of Outstanding Stock.

          At the Effective Time of the Bank Merger:

             5.01. Each share of Antelope Stock issued and outstanding immediately prior to the Effective Time of the Bank Merger shall at the Effective Time of the Bank Merger be canceled.

             5.02. Each share of Eldorado Bank Stock issued and outstanding immediately prior to the Effective Time of the Bank Merger shall at the Effective Time of the Bank Merger be canceled.

             5.03. Each share of CBT Stock issued and outstanding immediately prior to the Effective Time of the Bank Merger shall remain outstanding and unchanged.

          VI. Conditions to Closing.

             6.01. All required regulatory approvals shall have been received and all waiting periods shall have expired.

             6.02. The Parent Company Merger shall have been consummated.

          VII. Articles of Incorporation and Bylaws. At and after the Effective Time of the Bank Merger, the Articles of Incorporation and Bylaws of CBT as in effect immediately prior to the Effective Time of the Bank Merger shall continue to be the Articles of Incorporation and Bylaws of the Surviving Bank until amended in accordance with law.

          VIII. Termination. In the event that the Parent Company Merger Agreement is terminated prior to consummation of the Parent Company Merger, this Agreement shall automatically terminate and be of no further force or effect.

          IX. Execution. This Agreement of Bank Merger may be executed in any number of counterparts each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. The delivery of a signature page of this Agreement by one party to the other via facsimile transmission shall constitute the execution and delivery of this Agreement by the transmitting party.

          X. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

     In witness whereof, the parties have duly executed this Agreement as of the date first set forth above.

                                          CALIFORNIA BANK & TRUST

                                          By:
                                            ------------------------------------
                                              Robert Sarver
                                              President and Chief Executive
                                              Officer

                                          By:
                                            ------------------------------------
                                              Jeffrey W. Hill
                                              Secretary

     In witness whereof, the parties have duly executed this Agreement as of the date first set forth above.

                                          ANTELOPE VALLEY BANK

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

     In witness whereof, the parties have duly executed this Agreement as of the date first set forth above.

                                          ELDORADO BANK

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                                                      APPENDIX D

                                                               December 14, 2000

The Board of Directors
Eldorado Bancshares, Inc.
24012 Calle de la Plata
Laguna Hills, CA 92653

Members of the Board:

     You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the common stockholders of Eldorado Bancshares, Inc. ("Eldorado") of the consideration to be paid ("Merger Consideration") in the proposed merger ("the Merger") of Eldorado with and into Zions Bancorporation ("Zions") pursuant to the Agreement and Plan of Merger ("Agreement") dated as of December 14, 2000 between Eldorado and Zions. It is our understanding that the Merger will be structured as a purchase accounting transaction under generally accepted accounting principles.

     As is more specifically set forth in the Merger Agreement, upon consummation of the Merger, each outstanding share of Eldorado common stock, par value $0.01 per share ("Eldorado Common Stock"), will be entitled to receive, at the election of the holder thereof as is more fully described in the Agreement, Merger Consideration of:

          i. Eldorado Common Stock converted into and exchanged for 0.23 (the "Exchange Ratio") shares of Zions ("Zions Common Stock"), no par value per share.

          ii. In addition, the Agreement contemplates that Eldorado will be permitted to pay a cash dividend not to exceed $0.05 per share in the fourth quarter of 2000. Thereafter, Eldorado is permitted to pay cash dividends, the amount of which is not greater than the pro forma equivalent of a dividend payable to Zions common stockholders. This opinion assumes the payment of one $0.05 per share cash dividend by Eldorado.

     Keefe, Bruyette & Woods, Inc. ("KBW"), as part of its investment banking business, is continually engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, underwriting, private placements, competitive bidding processes, market making as a NASD market maker, and valuations for various other purposes. As specialists in the securities of banking companies we have experience in, and knowledge of, the valuation of banking enterprises. KBW has served as financial advisor to Eldorado in the negotiation of the Agreement and in rendering this fairness opinion and will receive a fee from Eldorado for those services.

     In arriving at our opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Zions and Eldorado and the Merger.

     In the course of our engagement as financial advisor we have, among other things:

          i. Reviewed the Agreement;

          ii. Reviewed certain historical financial and other information concerning Eldorado for the three years ending December 31, 1999, including Eldorado's Annual Report to Stockholders and Annual Reports on Forms 10-K, and interim quarterly reports on Form 10-Q for the year 2000 through September 30;

          iii. Reviewed certain historical financial and other information concerning Zions for the three years ending December 31, 1999, including Zions' Annual Report to Shareholders and

     Annual Reports on Forms 10-K, and interim quarterly reports on Form 10-Q for the year 2000 through September 30;

          iv. Reviewed and studied the historical stock prices and trading volumes of the common stock of both Eldorado and Zions;

          v. Held discussions with senior management of Eldorado and Zions with respect to their past and current financial performance, financial condition and future prospects;

          vi. Reviewed certain internal financial data, projections and other information of Eldorado and Zions, including financial projections prepared by management of Eldorado;

          vii. Analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared Eldorado and Zions from a financial point of view with certain of these institutions;

          viii. Reviewed the financial terms of certain recent business combinations in the banking industry that we deemed comparable or otherwise relevant to our inquiry; and

          ix. Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion.

     In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Eldorado as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the current and projected aggregate reserves for loan and lease losses for Eldorado and Zions are adequate to cover such losses. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of Eldorado, Zions, or any of their respective subsidiaries nor did we verify any of Eldorado's or Zions' books or records or review any individual loan or credit files.

     We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and financial position and results of operations of Eldorado and Zions; (ii) the assets and liabilities of Eldorado and Zions; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Eldorado and its stockholders.

                                          Very truly yours,

                                          /s/ KEEFE, BRUYETTE & WOODS, INC.
                                          KEEFE, BRUYETTE & WOODS, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Utah law provides for indemnification of directors and officers as follows:

          16-10A-902 AUTHORITY TO INDEMNIFY DIRECTORS. (1) Except as provided in Subsection (4), a corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if: (a) his conduct was in good faith; and (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b). (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section. (4) A corporation may not indemnify a director under this section: (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit. (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

          16-10A-903 MANDATORY INDEMNIFICATION OF DIRECTORS. Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

          16-10A-907 INDEMNIFICATION OF OFFICERS, EMPLOYEES, FIDUCIARIES, AND AGENTS. Unless a corporation's articles of incorporation provide otherwise:
     (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director; (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

          16-10A-908 INSURANCE. A corporation may purchase and maintain liability insurance on behalf of person who is or was a director, officer, employee, fiduciary, or agent of the corporation, or who, while serving as a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another foreign or domestic corporation or other person, or of an employee benefit plan, against liability asserted against or incurred by him in that capacity or arising from his status as a director, officer, employee, fiduciary, or agent, whether or not the corporation would have power to indemnify him against the same liability under Sections 16-10a-902, 16-10a-903, or 16-10a-907. Insurance may be procured from any insurance company designated by the board of directors, whether the insurance company is formed under the laws of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

          16-10A-909 LIMITATIONS OF INDEMNIFICATION OF DIRECTORS. (1) A provision treating a corporation's indemnification of, or advance for expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract (except an insurance policy) or otherwise, is valid only if and to the extent the provision is not inconsistent with this part. If the articles of incorporation limit indemnification or advance of expenses, indemnification and advance of expenses are valid only to the extent not inconsistent with the articles of incorporation. (2) This part does not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with the director's appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent to the proceeding.

     Article XVIII of Zions Bancorporation's Restated Articles of Incorporation provides as follows:

          No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for any breach of fiduciary duty by such director as a director, except for liability (1) for any breach of the director's duty of loyalty to the corporation or its shareholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; or (3) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this paragraph by the shareholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation for acts or omissions occurring prior to the effective date of such repeal or modification.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS. An Exhibit Index, containing a list of all exhibits filed with this Registration Statement, is included beginning on page II-6.

     (b) FINANCIAL STATEMENT SCHEDULES. Not applicable.

     (c) REPORT, OPINION OR APPRAISAL. The fairness opinion of Keefe, Bruyette & Woods, Inc. is attached as Appendix D to the proxy statement/prospectus included in this Registration Statement.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Exchange Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, State of Utah, on February 9, 2001.


                                          ZIONS BANCORPORATION

                                          By:      /s/ DALE M. GIBBONS
                                            ------------------------------------
                                              Dale M. Gibbons, Executive Vice
                                              President,
                                              Chief Financial Officer and
                                              Secretary

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                   CAPACITY                   DATE
                      ---------                                   --------                   ----
                          *                              President, Chief Executive    February 9, 2001
-----------------------------------------------------       Officer and Director
                  Harris H. Simmons

                 /s/ DALE M. GIBBONS                     Executive Vice President,     February 9, 2001
-----------------------------------------------------   Chief Financial Officer and
                   Dale M. Gibbons                               Secretary

                          *                               Chief Accounting Officer     February 9, 2001
-----------------------------------------------------
                   Nolan X. Bellon

                          *                                Chairman and Director       February 9, 2001
-----------------------------------------------------
                   Roy W. Simmons

                          *                                       Director             February 9, 2001
-----------------------------------------------------
                   Jerry C. Atkin

                      SIGNATURE                                   CAPACITY                   DATE
                      ---------                                   --------                   ----
                          *                                       Director             February 9, 2001
-----------------------------------------------------
                  Grant R. Caldwell

                          *                                       Director             February 9, 2001
-----------------------------------------------------
                      R.D. Cash

                          *                                       Director             February 9, 2001
-----------------------------------------------------
                  Richard H. Madsen

                          *                                       Director             February 9, 2001
-----------------------------------------------------
                   Roger B. Porter

                          *                                       Director             February 9, 2001
-----------------------------------------------------
                  Robert G. Sarver

                          *                                       Director             February 9, 2001
-----------------------------------------------------
                    L.E. Simmons

                          *                                       Director             February 9, 2001
-----------------------------------------------------
                   Shelley Thomas

                          *                                       Director             February 9, 2001
-----------------------------------------------------
                     I.J. Wagner


-------------------------

* By: Dale M. Gibbons, Executive Vice President, Chief Financial Officer and Secretary, as attorney-in-fact.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                   DESCRIPTION AND METHOD OF FILING
-------                  --------------------------------
   2.1     Agreement and Plan of Merger dated as of December 14, 2000, between Zions Bancorporation and Eldorado Bancshares, Inc.
           (included in the proxy statement/ prospectus as Appendix A and incorporated by reference herein).
   3.1     Restated Articles of Incorporation of Zions Bancorporation
           dated November 8, 1993, incorporated by reference to Exhibit
           3.1 of Form S-4 filed on November 22, 1993, SEC File No.
           0-2610.
   3.2     Articles of Amendment to the Restated Articles of
           Incorporation of Zions Bancorporation dated April 30, 1997, incorporated by reference to Exhibit 3.1 of Form 10-Q for
           the quarter ended June 30, 1997, SEC File No. 0-2610.
   3.3     Articles of Amendment to the Restated Articles of
           Incorporation of Zions Bancorporation dated April 24, 1998, incorporated by reference to Exhibit 3 of Form 10-Q for the quarter ended June 30, 1998, SEC File No. 0-2610.
   3.4*    Restated By-laws of Zions Bancorporation, adopted January
           19, 2001.
   4.1     Shareholder Protection Rights Agreement, dated September 27,
           1996, incorporated by reference to Exhibit 1 of Form 8-K
           filed October 12, 1996, SEC File No. 0-2610.
   5.1*    Opinion of Sullivan & Cromwell regarding the legality of the shares of common stock and associated share purchase rights being registered.
   5.2*    Opinion of Callister, Nebeker & McCullough, a Professional
           Corporation regarding the legality of the shares of common stock and associated share purchase rights being registered.
   8.1*    Opinion of Nutter, McClennen & Fish, LLP regarding tax
           matters.
  23.1*    Consent of KPMG LLP, former independent auditor for Zions
           Bancorporation.
  23.2*    Consent of PricewaterhouseCoopers LLP, independent auditor for Eldorado Bancshares, Inc.
  23.3*    Consent of Nutter, McClennen & Fish, LLP (contained in their opinion previously filed as Exhibit 8.1).
  23.4*    Consent of Sullivan & Cromwell (contained in their opinion, previously filed as Exhibit 5.1).
  23.5*    Consent of Keefe, Bruyette & Woods, Inc.
  23.6*    Consent of Callister, Nebeker & McCullough, a Professional
           Corporation (contained in their opinion previously filed as
           Exhibit 5.2).
  24.1*    Power of Attorney.
  99.1*    Form of Proxy of Eldorado Bancshares, Inc.


-------------------------
* Previously filed.